As confidentially submitted to the Securities and Exchange Commission on May 12, 2023. This amended draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ACESIS HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	2836	88-4251528
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9233 Park Meadows Dr., Ste. 108

Lone Tree, CO 80124

(720) 389-0650

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Konstantinos Karatzas

Chief Executive Officer

9233 Park Meadows Dr., Ste. 108

Lone Tree, CO 80124

(720) 389-0650

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross D. Carmel, Esq. Barry P. Biggar, Esq.	Louis A. Bevilacqua, Esq.
Carmel, Milazzo & Feil LLP	Bevilacqua PLLC
55 West 39th Street, 4th Floor	1050 Connecticut Avenue, NW, Suite 500
New York, New York 10018	Washington, DC 20036
Telephone: (212) 658-0458	Telephone: (202) 869-0888

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 12, 2023

PRELIMINARY PROSPECTUS

 Acesis Holdings Corporation

[*] Shares of Common Stock

This is an initial public offering of [*] shares of Acesis Holdings Corporation common stock, par value, $0.001 per share at an assumed offering price of $[*] per share, the midpoint of a range between $[*] and $[*] per share. Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on The Nasdaq Stock Market, or Nasdaq under the symbol “ACSB”. We believe that upon completion of this offering, we will meet the standards for listing, and the closing of this offering is contingent upon such listing.

We intend to use the proceeds from this offering as described under “Use of Proceeds”.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page [*] of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and we have elected to comply with certain reduced public company reporting requirements.

		Per Share		Total
Initial public offering price	$		$
Underwriting discounts and commissions (1)	$		$
Proceeds, before expenses, to us (2)	$		$

(1)	The underwriting discount is seven percent (7%) of the public offering price. In addition, we will issue to the representative five years warrants to purchase up to seven percent (7%) of the number of shares of Common Stock issued in this offering. See “Underwriting” for additional information regarding underwriting compensation. We have also agreed to reimburse the representative for certain accountable expenses incurred relating to this Offering up to $258,000 and to pay the representative a non-accountable expense allowance equal to 1% of the gross proceeds received at the closing of this offering.

(2)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the: (i) over-allotment option we have granted to the underwriters as described below, or (ii) the exercise of the warrants being issued to the underwriter in this offering, as described in more detail in this prospectus.

This offering is being underwritten on a firm commitment basis. We have granted the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional fifteen percent (15%) of the shares of common stock on the same terms as the other shares being purchased by the underwriters from us.

The underwriters expect to deliver the shares against payment to the investors in this Offering on [*], 2023.

Sole Book-Running Manager

BOUSTEAD SECURITIES, LLC

The date of this prospectus is [*], 2023.

2

Through and including [*], 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

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You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the underwriters, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information contained in this prospectus, or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our common stock and the distribution of this prospectus outside of the United States.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, our common stock offered hereby, or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

Copies of some of the documents referred to herein have been filed as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Acesis Holdings Corporation, and its wholly-owned subsidiaries Acesis Biomed Ltd. and Acesis Biomed US Inc., which are affiliated by virtue of common management and ownership. All intercompany transactions and accounts have been eliminated. Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

MARKET DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, internal estimates, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. We believe that industry surveys, publications, consultant surveys and forecasts referred to herein have been obtained from reliable sources. To our knowledge, third-party industry data that includes projections for future periods does not take into account all potential factors that could affect such projections. Accordingly, those third-party projections should not be given undue weight. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Statements as to our market position are based on the most currently available data. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

TRADEMARKS

The logos, and other trade names, trademarks, and service marks of Acesis Holdings Corporation and its subsidiaries appearing in this prospectus are the property of Acesis Holdings Corporation and its subsidiaries. Other trade names, trademarks, and service marks appearing in this prospectus are the property of their respective holders. Trade names, trademarks, and service marks contained in this prospectus may appear without the “®” or “™” symbols. Such references are not intended to indicate, in any way, that we, or the applicable owner or licensor, will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable owner or licensor to those trade names, trademarks, and service marks.

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ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

•	all references to the “Company,” the “registrant,” “we,” “our,” or “us” in this prospectus mean Acesis Holdings Corporation;

•	assumes an initial public offering price of our common stock of $[*] per share, the midpoint of the estimated range of $[*] to $[*] per share;

•	“year” or “fiscal year” means the year ending December 31st;

•	all dollar or $ references, when used in this prospectus, refer to United States dollars; and

•	all references to the Securities Act mean the Securities Act of 1933, as amended, and all references to the Exchange Act means the Securities Exchange Act of 1934, as amended.

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GLOSSARY OF CERTAIN TERMS

As a biotechnology company, describing our business involves several technical terms and acronyms. We are providing the following glossary to assist readers with certain technical terms and acronyms that are frequently used herein.

“14-3-3” means small acidic proteins (27 to 32-kDa), that are highly conserved across species. They are adapter proteins implicated in the regulation of a large spectrum of both general and specialized signaling pathways. They bind to partners, usually by recognition of a phosphoserine or phosphothreonine motif. Binding generally results in the modulation of the activity of the binding partner. 14-3-3ɛ is part of the 14-3-3 family and identified as negative regulator of androgen formation in the Leydig cells.

“ACE-167” means a tetrapeptide which is the Company’s lead candidate for a number of Low-T related indications.

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“black box warning” also called “boxed warnings”, means warnings required by the US Food & Drug Administration for certain medications that carry serious safety risks. Often these warnings communicate potentially rare but dangerous side effects, or they may be used to communicate important instructions for safe use of the drug.

“Cachexia” means a disorder that causes extreme weight loss and muscle wasting and can include loss of body fat. This syndrome affects people who are in the late stages of serious diseases including cancer and HIV.

“clinical trials” means studies carried out in humans to find out whether a drug candidate is as effective as a therapeutic. Clinical trials are segmented into at least three phases (and often four – latter is usually post-approval and a condition of approval; also used for marketing studies).

“comorbidities” means the presence of two or more diseases in the same person.

“contract research organization” or “CRO” means a company that provides support to the pharmaceutical, biotechnology and medical device industries in the form of research services outsourced on a contract basis.

“endogenous” means having internal cause or origin.

“estradiol” means an estrogen steroid hormone and the major female sex hormone. It is involved in the regulation of the estrous and menstrual female reproductive cycles.

“estrogen” means a category of sex hormones responsible for the development and regulation of the female reproductive system and secondary sex characteristics.

“exogenous” means having external cause or origin.

“First-in-class” means drugs that use a new and unique method of action for treating a medical condition.

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“functional hypogonadism” or “FH” means hypogonadism present in the absence of organic pathology and often associated with obesity, comorbidities and medications.

“fusion peptides” or “TVS167” means peptides made by the fusion of two or more peptides originating from different protein encoding nucleotide sequences. Fusion peptides were used to facilitate entry of peptides into cells (fused to HIV TAT protein) or elucidate a peptide sequence blocking mechanism (fused to VDAC1 mimic sequence for best blocking effect).

“gonadotropin” means any hormones that stimulate the gonads, or sex glands, to carry out their reproductive or endocrine functions.

“gonadotrophin releasing hormone” or “GnRH” means a hormone responsible for the release of follicle-stimulating hormone and luteinizing hormone from the anterior pituitary. GnRH is a tropic peptide hormone synthesized and released from GnRH neurons within the hypothalamus.

“gonads” means the primary reproductive organs, the testes in the male and the ovaries in the female.

“hypogonadism” or “testosterone deficiency syndrome” or “TDS” means a condition in which the male testes produce little or no sex hormones.

“hypogonadotropic” or “secondary hypogonadism” means a form of hypogonadism that indicates a problem in the hypothalamus or the pituitary gland, the parts of the brain that signal the testes to produce testosterone.

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“hypothalamic-pituitary-gonadal axis” or “HPG axis” means the hypothalamus, pituitary gland, and gonadal glands as if these individual endocrine glands were a single entity.

“hypothalamus” means a part of the brain that has a vital role in controlling many bodily functions including the release of hormones from the pituitary gland.

“in vitro” means studies that are performed with microorganisms, cells or biological molecules outside their normal biological context.

“in vivo” means studies in which the effects of various biological entities are tested on whole, living organisms or cells, usually animals, including humans.

“IND-enabling studies” means studies which are conducted to evaluate new drugs prior to human studies and to estimate starting doses for human clinical trials.

“Indications: Low-T” means together, the Low-T indications of primary hypogonadism and secondary hypogonadism being progressed by the Group, through ACE-167.

“Investigational New Drug” or “IND” means a drug substance that has been tested in the laboratory and has been approved by the US FDA for testing in people. An IND application is filed with the FDA to begin clinical testing.

“Kallmann Syndrome” means a condition characterized by delayed or absent puberty and an impaired sense of smell. This disorder is a form of hypogonadotropic hypogonadism, which is a condition resulting from a lack of production of certain hormones that direct sexual development.

“Klinefelter Syndrome” means a rare genetic condition where boys are born with an extra X chromosome and the condition is associated with hypogonadism.

“lead candidate” means a drug candidate which following high-throughput screening and lead generation stages is the compound entering the optimization process which aims to generate the molecule for pre-clinical (and, potentially, clinical) studies.

“Leydig cells” means testosterone-producing cells located in the interstitium of the testes defined as the space between the seminiferous tubules in the testes.

“low testosterone” or “Low-T” means low testosterone levels in males.

“luteinizing hormone” or “LH” means a hormone secreted by the anterior pituitary gland which stimulates the synthesis of androgen in males.

“mitochondria” means membrane-bound cell organelles (mitochondrion, singular) that generate most of the chemical energy needed to power the cell’s biochemical reactions.

“mechanism of action” or “mode of action” or “MOA” means also known as mechanism of action; the mechanism by which a pharmacologically active substance produces an effect on a living organism or in a biochemical system.

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“non-alcoholic fatty liver disease” or “NAFLD” is a chronic clinicopathological condition associated with significant lipid deposition in hepatocytes and an increased risk of liver injury. NAFLD encompasses a wide histological spectrum of diseases ranging from simple steatosis (SS) without inflammation or fibrosis to non-alcoholic steatohepatitis (“NASH”) with inflammation, and eventually cirrhosis and ultimately hepatocellular carcinoma (HCC), strong association with obesity, insulin resistance or type 2 diabetes mellitus, and dyslipidemia.

“peptide” means molecules that consist of between 2 and 50 amino acids.

“phase 1 clinical trial” means the phase that occurs directly after lab testing. Based on the lab testing, researchers have determined that the drug may provide a benefit to humans. However, at this point, it has not yet been determined how the drug will affect or react to a human’s biology, or whether it is safe or even effective. Phase 1 usually consists of a very small number of participants — either mostly healthy subjects or patients, such as terminal cancer patients — and is conducted to evaluate the drug’s overall safety and determine the safest dose of the drug.

“phase 2 clinical trials” means after appropriate dosing is established in phase 1, the clinical trial moves on to phase 2. In this phase, the experimental drug or treatment is tested on a larger group of people (up to several hundred), to see if it’s effective and safe.

“phase 3 clinical trials” means larger scale studies carried out in humans to gather confirming data on a drug’s safety and efficacy before applying for regulatory approval for marketing.

“pituitary gland” means a small, bean-shaped gland situated at the base of the brain. The gland influences nearly every part of the body. The hormones it produces help regulate important functions, such as growth, blood pressure and reproduction.

“pre-clinical” means pre-clinical development and encompasses the studies / activities that link drug discovery in the laboratory to initiation of human clinical trials.

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“selective estrogen receptor modulators” or “SERMs” block the effects of estrogen in the breast tissue. SERMs work by sitting in the estrogen receptors in breast cells. If a SERM is in the estrogen receptor, there is no room for estrogen and it cannot attach to the cell.

“serum testosterone” means a blood test called a serum testosterone test that is used to determine one’s level of circulating testosterone.

“steroidogenesis” means the multistep process for biosynthesis of steroid hormones from cholesterol. Primary organs for steroidogenesis in the male are the testes and adrenal glands.

“testosterone” or “T” means the male sex hormone that is made in the testes.

“testosterone replacement therapy” or “TRT” means a form of hormone therapy in which testosterone is supplemented or replaced exogenously.

“T-inducer” means a molecule/factor that induces testosterone production by cells in the testes.

“translocator protein” or “TSPO” means an outer mitochondrial membrane protein shown to bind cholesterol and various classes of chemicals and drugs with high affinity. It has been implicated in many mitochondrial and cell functions including steroid production in steroid producing cells.

“type 2 diabetes” or “T2D” means an impairment in the way the body regulates and uses sugar (glucose) as a fuel and the chronic high blood sugar levels can lead to disorders of the circulatory, nervous and immune systems.

“voltage-dependent anion channel 1” or VDAC1 means a protein which is an important regulator of mitochondrial function located in the outer mitochondrial membrane, which makes VDAC1 ideally placed to interact with over 100 proteins, and to orchestrate the interaction of mitochondrial and cellular activities.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our business and our securities. The reader should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Unless the context otherwise requires, references in this prospectus to “Acesis,” “Acesis Holdings,” “the Company,” “our company,” “we,” “us” and “our” refer to Acesis Holdings Corporation. All the Acesis companies are sometimes referred to herein collectively as the “Group”.

Overview

Acesis Holdings Corporation together with its wholly-owned subsidiaries, Acesis Biomed Limited, a company incorporated in England and Wales (“Acesis UK”), and Acesis Biomed US, Inc., a Colorado corporation (“ABI”), is an emerging, pre-phase 1 (first-in-man “FIM”) clinical, biotechnology company focused on men's health. Since the incorporation of ABI in the State of Colorado on March 11, 2015, we have been developing novel treatments for low testosterone levels (“Low-T”) in males known as T-deficiency or male hypogonadism. Our business model is to develop non-steroid innovative proprietary product candidates that transform the treatment of men with Low-T. Our product candidate pipeline is based on the discoveries of our co-founder Dr. Papadopoulos a recognized expert in the steroid biochemistry field. Dr. Papadopoulos is currently the Dean of the University of Southern California (“USC”) School of Pharmacy, John Stauffer Dean’s Chair in Pharmaceutical Sciences & Professor of Pharmacology and Pharmaceutical Sciences.

The Company’s mission is to transform the treatment of Low-T in males (also known as hypogonadism) using non-hormonal, orally administered peptide therapeutics and thereby expanding the therapeutic choices that health care providers and patients have in a market currently dominated by non-oral options. The aim is to develop a more targeted, effective and safer alternative compared to conventional marketed treatments. These marketed products contain as their core medical ingredient synthetic steroid testosterone discovered in the 1930s and are administered in the form of injections, gels, creams, patches and more recently pills. The Company’s point of differentiation, compared to its competitors, is that its drug pipeline (peptides) is not a steroid or a hormone, but is intended to induce the body (specifically, the testes, which is the major natural site of T synthesis in men) to produce its own testosterone. This way the Company’s treatment under development is expected to have a better safety profile than current testosterone formulations, which involve the use of a steroid or hormone, and not be conducive to misuse and abuse because of its novel mechanism of action. Our lead ACE-167 peptide has been designed to target a molecular mechanism to induce the Leydig cells (see Glossary) to synthesize T. Our pre-clinical work with relevant rat models has not indicated any side effects attributable to the use of our lead peptide (ACE-167) in restoring endogenous T, leading us to postulate that we may have a product candidate without the side effects of the current exogenous formulations. Nonetheless, the expected safety profile of our peptide product candidate as compared to current testosterone replacement therapies (“TRTs”) remains subject to verification through clinical trials.

The Company is at the pre-IND and IND stage of development for the treatment of primary and secondary male hypogonadism. We expect to use approximately $2,800,000 of the proceeds derived from this offering to complete these development stages so that ACE-167 can transition to FIM phase 1 clinical trials within 24 months from the completion of this offering. The Company estimates that it will require an additional $2.5 million from other sources to obtain clinical supplies and to run the phase 1 clinical trial. Furthermore, the Company will use approximately $600,000 of offering proceeds in the next 18 months to fund a parallel pre-clinical program evaluating the use of our lead peptide, ACE-167, in Klinefelter Syndrome, NAFLD and type 2 diabetes (see Glossary) indications. There is clinical evidence linking Low T in such indications. Accordingly, we will be evaluating in this program the use of the ACE-167 peptide to treat Low T in these diseases with animal studies and models through the lab of Dr. Papadopoulos at USC under a research collaboration agreement.

Testosterone Deficiency Syndrome and Hypogonadism

Testosterone is the male sex hormone that is made in the testicles. Testosterone hormone levels are important to normal male sexual development and activity. Low testosterone levels or testosterone deficiency syndrome (“TDS”), is defined by the American Urology Association as a blood level less than 300 ng/dl which could cause a variety of symptoms, including low sex drive, fatigue, loss of muscle mass and erectile dysfunction1. Low-T is also a consequence of certain congenital diseases, e.g., Klinefelter Syndrome, and has been implicated in several other conditions, e.g., testicular trauma and testicular cancer (as well as its related treatments being radiation and chemotherapy). Low-T is linked to the aging process, obesity, metabolic syndrome and the use of certain medicines.

Low-T arises due to a deficiency in its internal production by the body2. Hypogonadism means diminished functional activity of the gonads (the testes or the ovaries) that may result in lower production of sex hormones3. Male hypogonadism is a condition in which the body does not produce enough of this hormone, testosterone, which plays a key role in masculine growth and development during puberty, or enough sperm, or both (in females, testosterone is an essential precursor to estrogen).

[1]	https://www.urologyhealth.org/urology-a-z/l/low-testosterone

[2]	https://www.mayoclinic.org/diseases-conditions/male-hypogonadism/symptoms-causes/syc-20354881

[3]	https://emedicine.medscape.com/article/922038-overview

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There are two basic types of hypogonadism:

Primary: This type of hypogonadism (also known as primary testicular failure) originates from a problem in the testes.

Secondary: This type of hypogonadism indicates a problem in the hypothalamus or the pituitary gland; parts of the brain that signal the testes to produce testosterone.

Treatment

Male hypogonadism is treated with testosterone replacement to return testosterone levels to normal. For older men over 60 (levels naturally decline with age) who have low testosterone and signs and symptoms of hypogonadism due to aging, the benefits of testosterone replacement are less clear because they remain significantly understudied with small size clinical trials. In some trials, benefits of testosterone replacement therapy in older men reported, including improved bone density and bone strength, improved body composition, and a modest but significant improvement in physical function. Testosterone treatment has also improved sexual function and mood in older men. In contrast to some benefits in mood, testosterone treatment had little to no effects on cognition in older men without age-associated cognitive impairment. The majority of clinical trials of testosterone replacement therapy, or TRT, in older men that reported beneficial effects did not provide data for example on blood pressure and as such the effect of TRT in these trials cannot be clearly described. Currently, clinical hypogonadism is the only FDA-approved indication for TRT in men approved by the U.S. Food and Drug Administration (“FDA”); it is not approved to treat age related Low-T. Despite this, TRT is often recommended by prescribers (based on a presumption of Low-T) to improve sexual function, bone density, muscle strength, mood, behavior and cognition.

TRT preparations come in a variety of formats including gels (on arms, shoulders and thighs, e.g., AndroGel, Testim; and nasal, e.g., Natesto), intra-muscular (depo-testosterone, Aveed) and subcutaneous (depo-testosterone) injections, dermal patch (Androderm), lozenge between gum and lip (Striant), implants (Testopel), or pills (Jatenzo, Tlando, Kyzatrex). The choice may depend on convenience, cost and insurance coverage, and availability (especially in the US). The various formulations can require special precautions, for example, after a gel application, to ensure the product is properly absorbed into the skin, the advice is not to shower or bathe for several hours. Furthermore, the side effects from gels include skin irritation and the possibility of transferring the medication to another person (e.g., partner, child).

What are the benefits of increasing levels of testosterone in males?

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Figure 1: The benefits of TRT

Source: https://oregonmanclinics.com/blog/trt/normal-total-testosterone-results-may-be-deceiving/4

Testosterone can help counter the signs and symptoms of male hypogonadism, such as decreased sexual desire, decreased energy, decreased facial and body hair, and loss of muscle mass and bone density, and is claimed to improve mood, behavior and cognition. As previously highlighted, TRT is not currently authorized (in the US or elsewhere) to be prescribed for these conditions, with any treatment regarded as ‘off-label’ (that is, using an approved product in an unapproved manner).

Published articles suggest TRT also carries various risks, including:

•	increased production of red blood cells;

•	acne;

•	enlarged breasts in males (gynecomastia);

•	sleep disturbances;

•	prostate enlargement; and/or

•	limited sperm production.

In 2014, the FDA issued a safety bulletin on TRT as a result of an association between TRT and increased occurrence of heart attacks and strokes.

Recent developments in the TRT field treatment options

Development of new treatments in this area is directed towards safer and more convenient forms of testosterone (e.g., Jatenzo, Tlando, Kyzatrex) or novel products with an alternative mechanism of action and a potentially disruptive impact on the TRT market. Regarding the latter category, the Company believes there is a clear opportunity for an oral, non-hormonal T-inducer to not only treat clinically confirmed cases of Low-T, but also to safely and effectively manage the situation in older men where testicular function declines gradually and moderately with age from the fourth decade.

Some investigators have pointed to a syndromic diagnosis in older men (Figure 9 below), based on clinical manifestations and repeated Low-T, caused by either organic hypogonadism (“OH”) or functional hypogonadism (“FH”). The latter is present in the absence of organic pathology, but associated with obesity, comorbidities and medications. Decreased libido, erectile dysfunction, weak morning erection, and low serum testosterone levels (usually > 200 ng/dL) seem to define this syndrome.

[4]	https://oregonmanclinics.com/blog/trt/normal-total-testosterone-results-may-be-deceiving

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Hypophysis
GnRH
anterior
GH
Inhibition
Libido
LH
(FSH)
LDL
HDL
SHBG
• Redistribution of body adiposity
• ↑ Insulin sensitivity
Liver
Adiposity
Aromatization to E2
Testosterone
Erythropoiesis
Testicle
Bone
Testosterone
Muscle
Bone mass
Aromatization to E2
Skin (converting to DHT)
• Male Hair pattern
• Sebaceous secretion
Reproductive organs (conversion to DHT)
• Penis and scrotum
• Prostate and seminal vesicles
DHT: Dihydrotestosterone.
E2: Estradiol.

Figure 2: Male hypogonadism in older males

Source: Emiliano Corpas, S. Mitchell Harman, Ricardo Correa, Antonio Ruiz-Torres, Chapter 10 – Male Hypogonadism in Advanced Age: Physiology, Etiology, Diagnosis, and Functional Hypogonadism in the Elderly Endocrinology of Aging, Elsevier, 2021, Pages 371-406. https://www.sciencedirect.com/science/article/pii/B978012819667000010X

This clinical picture of FH is potentially reversible. Lifestyle modifications, optimization of chronic diseases control, and specific end-organ dysfunction are the basis for FH therapy, without testosterone application. Testosterone treatment is currently only recommended and approved for OH. However, the TEAAM study has reported results of testosterone administration, in older men with Low-T, for no other reason than age5.

To date, few trials have been of sufficient size or duration to determine if testosterone therapy increases the risk of prostate cancer or cardiovascular issues. Furthermore, diagnosis of either OH or FH in advanced age is difficult because total serum testosterone is influenced by age and illnesses, and because free or bioavailable testosterone determinations are only reliable if carried out in specialized laboratories.

Testosterone Levels By Age

750
625
500
375
250
ng/dL
14
11.5
9
6.5
4
ng/dL
25-34
35-44
45-54
55-64
65-74
75-84
85-100
Age
Total Testosterone
Free Testosterone

Source: Vermeulen , A. (1996). Declining androgens with age: An Overview.

Figure 3: Testosterone levels by age

Source: Testosterone Therapy https://www.drugwatch.com/testosterone/6

[5]	Effects of Testosterone Administration for 3 Years on Subclinical Atherosclerosis Progression in Older Men. Basaria S et al. JAMA 2015 Aug 11;314(6):570-81, https://pubmed.ncbi.nlm.nih.gov/26262795/

[6]	Testosterone Therapy https://www.drugwatch.com/testosterone/

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Lead Candidate Peptide ACE-167

The Group owns two patent families which relate to peptide and peptide-based compounds as well as their use for modulating endogenous steroidogenesis (i.e., production of T in testes). Patent Family I relates to peptides having the ability to modulate endogenous steroid production, and especially induce endogenous testosterone production as well as methods for identifying the same. This embodiment describes isolated peptides comprising amino acid sequences (more than 6 amino acids long) which are 14-3-3ε (see Glossary) binding motifs which can limit or impede the interaction between the 14-3-3ε and the voltage-dependent anion channel 1 (see Glossary) proteins and, consequently favor endogenous steroidogenesis (such as testosterone production). These isolated peptides also fused to cell penetrating peptides in order to facilitate entry into cells. Patent Family II relates to peptide compounds (“composition of matter” patent) which are also comprised of sequences which are 14-3-3ε binding motifs and can limit or impede the interaction between the 14-3-3ε and the VDAC1 proteins. Our pre-clinical studies indicate that they also have the ability to induce testosterone production when administered orally and contain modified-unnatural amino acids which increase the peptides’ circulatory life. From Patent Family II, the Group has developed its lead candidate peptide named ACE-167 (a tetrapeptide which implies it contains four building blocks – amino acids). We consider this as a platform product candidate which can be used across many disease indications where there is scientific evidence linking Low-T to conditions such as type 2 diabetes, non-alcoholic fatty liver disease obesity and cachexia (in cancer and HIV). Dr. Papadopoulos received several competitive grant awards which supported the groundwork leading to the understanding of the mechanism underlying steroidogenesis, its regulation and the identification of a novel molecular therapeutic target for testosterone which formed the basis of the family of the two patents assigned to ABI. The discovery by Dr. Papadopoulos has subsequently been tested extensively in rat animal models providing scientific evidence that ACE-167 is a suitable drug candidate to be developed further for the treatment of men with Low-T as it is described in detail in a recent publication by Dr. Papadopoulos and in the Company’s two families of patents and in particular PCT/CA2019/051559 (Testosterone-Inducing Peptide Compounds and Associated Combinations)7.

The Group’s primary focus is on transitioning ACE-167 through pre-Investigational New Drug Application (“IND”) and IND-enabling studies to a FIM phase 1 clinical trial , within approximately 24 months of the close of this offering for the Low-T indications of primary and secondary hypogonadism in males. (see Pipeline Table below). In addition, the Group intends to progress ACE-167 in pre-clinical studies for several additional indications, where there is clear scientific evidence linking Low-T to such conditions, including Klinefelter Syndrome (subset of these patients qualify as orphan disease target group), NAFLD and type 2 diabetes in the short to medium term under a research agreement with USC. Additional funding (beyond the proceeds from this financing) and/or partnerships or out licensing will be required to complete the pre-clinical and IND studies and commence phase 1 clinical trials for ACE-167 for the pre-diabetes, obesity and cachexia (in HIV and cancer patients) low-T additional indications.

[7]	Publication: Oral administration of VDAC1-derived small molecule peptides increases circulating testosterone levels in male rats, Daniel B. Martinez–Arguelles1, Jennifer W. Nedow, Hovhannes J. Gukasyan and Vassilios Papadopoulos, Frontiers in Endocrinology, Volume 13, 2023.

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PIPELINE

Orally bioavailable ACE-167 Peptide Platform Developed for Several Indications

INDICATION	CONCEPT/DISCOVERY	PRECLINICAL proof-of-concept in relevant animal models (estimated completion)	Pre-IND & IND Enabling studies	Phase I Clinical trial	VALUE ADDED EVENT
PRIMARY & SECONDARY Male Hypogonadism	COMPLETED		~18 months	~ 24 months	• Peptide manufacturing • Pivotal animal trials • IND submission to FDA ~ 20-22 months
USC PARTNERSHIP					
Klinefelter Syndrome (genetic subsets as orphan disease)		16 - 18 months	>24 months	*	• Seek orphan drug designation
NAFLD (non-alcoholic fatty liver disease)		18 - 20 months	>24 months	*	• Partnership with USC, effective upon IPO; use of proceeds will fund the preclinical animal work • Pre-IND & IND studies will require additional funds
Diabetes type II		18 - 20 months	>24 months	*	
PARTNERSHIP / OUTLICENSING OPPORTUNITIES					
Overweight/Obesity		12 - 18 months	> 24 months	*	• Initiate partnerships w/ academic or industry partners
CACHEXIA • Cancer • HIV		12 - 18 months	> 24 months	*	• Grants or funds from out-licenses to support such studies

Acesis' clinical lead ACE-167 peptide is being developed as a platform product candidate to be evaluated across many disease indications where there is strong scientific evidence linking low T to conditions such as NAFLD, obesity and type II diabetes and as per list above; ACE-167 is targeting the same "protein to protein interaction" of 14-3-3ε with VDAC1, across all proposed indications with the biological effect to restore/increase endogenous low T levels.

Starting of timelines triggered after successful closing of financing; The USC partnership will be funded from the use of proceeds of the current offering; * Additional clinical trials & funding will be required for testing Acesis's drug candidate(s) in all indications other than the primary & secondary indication;

ACESISBIOMED
TRANSFORMING MEN'S HEALTH

Figure 4.

In addition to the lead candidate, ACE-167, the Group’s two patent families cover several other derivative tetrapeptides which elicit a biological response in increasing endogenous T production and can be used as alternative candidates in indications where Low-T is implicated or licensed-out to 3rd parties for application in other low-T indications.

Hypogonadism can be separated into two categories: primary hypogonadism and secondary hypogonadism. Primary hypogonadal patients present depleted testosterone levels due to a suboptimal response to luteinizing hormone (LH) stimulation; whereas secondary hypogonadism is characterized by low LH levels or low gonadotropin-releasing hormone (GnRH) levels, leading to insufficient steroid hormone biosynthesis. Moreover, primary hypogonadal patients display increased LH, suggesting that Leydig cell mechanisms are disrupted. The primary causes of secondary hypogonadism are associated with the pituitary or hypothalamus.

The rate-limiting step in steroid hormone biosynthesis is cholesterol’s translocation across the outer and inner mitochondrial membranes (OMM, IMM) into the mitochondria. By activating cholesterol import into mitochondria, as ACE-167 performs, the need for LH (secondary hypogonadism) is bypassed and any defects in the mechanism mediating the effect of LH on Leydig cells (primary hypogonadism). The only cases that ACE-167 would not work are extremely rare cases of inborn errors in the steroidogenic enzyme CYP11A1, CYP17A1 and 3BHSD gene mutations leading to enzyme deficiencies. There are around 30 cases reported worldwide with CYP11A1 deficiency; in the US there are less than 5,000 individuals with CYP17A1 deficiency and less than 1000 people in the US with 3BHSD deficiency (raredisease.info.nih.gov) leading to reduced or absent adrenal steroid and testicular androgen formation linked to developmental and endocrine abnormalities.

Existing treatments for primary and secondary hypogonadism:

Testosterone replacement therapies have been used to elevate serum testosterone and alleviate symptoms of hypogonadism. TRT involves administering exogenous testosterone at appropriate intervals, both daily-acting, intermediate-acting (1-3 weeks), and long-acting (2-6 months). However, this exogenous testosterone leads to hypothalamic-pituitary-gonadal axis (HPG) imbalance and suppresses the release of gonadotropins This effect represses Leydig cell testosterone biosynthesis, a critical driver of spermatogenesis, and leads to reduced fertility. Moreover, intermediate, and long-acting injections may produce serious adverse events, including pulmonary microembolism, anaphylaxis, and polycythaemia (or erythrocytosis, which means having a high concentration of red blood cells in your blood) and an increased risk of cardiovascular disease and stroke may exist in older men receiving TRT.

The testosterone metabolite DHT is also used strategically to treat hypogonadism in some countries. DHT binds to androgen receptors with a greater affinity than testosterone and provides some relief from symptoms of hypogonadism. The disadvantages of DHT are its price, and side effects such as increased hemoglobin, increased red blood cell count, and inferior clinical results when compared to TRT.

Aromatase inhibitors are also used to prevent aromatase from converting testosterone to estrogen, thereby, maintaining testosterone levels. In clinical studies with aromatase inhibitors used for hypogonadal patients, LH levels, free testosterone, and sexual desire increased. Moreover, aromatase inhibitors may be suitable for hypogonadal patients with increased estrogen levels. However, concerns regarding the effect of aromatase inhibitors on bone minerals still remain after treatment with the inhibitor letrozole led to vertebrae deformities in 45% of adolescent males with delayed puberty.

Thus, TRT, estradiol and DHT do not address both primary and secondary hypogonadism or act to recover Leydig cell function. They all act as direct (testosterone) or indirect (DHT and estradiol) testosterone replacement therapy.

The selective estrogen receptor modulators clomiphene citrate and tamoxifen are also used off-label for the treatment of primary hypogonadism due to their ability to induce the release of GnRH by the hypothalamus and subsequently increase the production of the gonadotropins LH and FSH by the anterior pituitary. However, they cannot treat secondary hypogonadism where the defect is at the level of the hypothalamus and/or pituitary, affecting LH synthesis, and they will be ineffective in addressing primary hypogonadism due to defects affecting LH receptor signaling, the primary mediator of steroidogenesis.

The cellular and molecular bases of primary and secondary hypogonadism are well established and distinct as is their clinical diagnosis. Thus, they constitute two separate diseases with differential diagnosis. However, it should be noted that in many cases there is mixed hypogonadism that includes both primary and secondary hypogonadism. In this case too, we believe ACE-167 could serve as the treatment of choice. Notwithstanding our statement we have modified the pipeline table and have included placed together Primary and secondary hypogonadism since for the phase 1 clinical trial the group to be recruited for the study will include subjects that have primary or secondary hypogonadism.

Business Model and Growth Strategy

Through the Group’s ACE-167 peptide platform, the Group is developing what we believe to be a “first-in-class" candidate oral peptide therapeutic to induce endogenous testosterone production in testosterone-deficient males who also have clinical symptoms of Low-T.

Activities are currently in late pre-clinical phase, that is, in advance of any human testing, with its lead candidate, ACE-167 (for Low-T, hypogonadism indication), with pre-IND-enabling studies and data collection planned to start following the appointment of CROs and CMO with a projected entry into phase 1 clinical trial for primary and secondary male hypogonadism indications within approximately 24 months after the closing of this offering. For initial peptide manufacturing method and analytical assay development the Company has engaged Ardena, an experienced contract partner delivering drug development, manufacturing, logistics and bioanalytical services to pharmaceutical customers globally. The Company has completed efficacy, ‘proof of concept’ studies for ACE-167 for Low-T and, following the completion of this offering, intends to transition to IND-enabling animal studies through contracting out the required studies to CROs (Contract Research Organizations). The Group’s lead indication under development is the treatment of male hypogonadism using its ACE-167 peptide. In addition, pursuant to an arrangement with USC, Dr. Papadopoulos will evaluate the efficacy of ACE-167 in several indications, where there is scientific and clinical evidence linking Low-T to conditions such as Klinefelter Syndrome, NAFLD and type 2 diabetes. Furthermore, in the longer term, the Group will be seeking to forge partnerships with academic institutions or pharmaceutical companies to evaluate the Group’s ACE-167 platform in diseases such as pre-diabetes, obesity and cachexia (in HIV and cancer patients).

The Group owns, through the assignment by McGill University to ABI the worldwide patent rights to Patent Family I and Patent Family II. As a result of such assignment, the Group agreed to pay a royalty of 3% of net in-market sales to McGill University (where the Group itself markets products based on IP assigned to ABI from McGill University) and 12% of all sub-licensing fees (where a sub-licensee markets products based on IP from McGill University).

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The Company intends to operate through a virtual operation model whereby it contracts out IND-enabling activities (“CRO activities”) and preliminary peptide production and formulation studies of the ACE-167 peptide (“CMO activities”). The Company believes that such a model allows the Group to minimize costs related to building research and development labs, hiring personnel and purchasing expensive equipment while reducing development risk.

Following completion of proof-of-concept studies in animal models appropriate for the disease under study and filing of method of use patents, the Group intends to follow an out-licensing model, with commercialization rights for its peptide pipeline in specific disease indication areas licensed to clinical development partners in return for a potential revenue stream, which usually is comprised of access fee and deal signature payment, clinical development milestone payments, market approval and launch milestones, and percentage royalty payments on in-market sales. The Group will be continually assessing the best timing for potential partnerships or out-licensing opportunities both for the male hypogonadism indication, which is the most advanced program, and for additional disease indications discussed in this Document.

In order to advance pre-clinical and IND-enabling activities towards transitioning ACE-167 to phase 1 clinical trial (hypogonadism Low T indication), the Company has raised approximately $2.9 million since inception. The proceeds of this offering will be used to evaluate the peptide chemistry, pharmacology, toxicity and formulation, and perform IND enabling animal studies to assess potential safety and efficacy. Prior to initiating the first clinical trial with our peptide product candidate, we are required to submit the results of the preclinical tests and preclinical literature, together with information about the peptide manufacture, analytical data and any available clinical data or literature, among other required information, to the FDA as part of an IND application. If the application becomes effective, the Phase I clinical investigations for ACE-167 (hypogonadism Low-T indication) in the IND may begin. The Company will need to raise additional funds for preparing the clinical peptide supply (drug product) for Phase I and for the execution of Phase I (concerned primarily with establishing ACE-167 safety and dose range). The Company will be investigating various mechanisms for raising the additional funds.

Program Overview and Product Pipeline

The Company is developing the ACE-167 peptide as a platform drug that can be used in a number of indications beyond male hypogonadism, where there is scientific evidence linking Low-T to conditions and comorbidities/diseases such as Klinefelter Syndrome, NAFLD, pre-diabetes/type 2 diabetes, obesity and cachexia (in HIV and cancer).

In addition to the lead candidate platform ACE-167, the Group’s patent families cover several other synthetic derivative tetrapeptides which elicit a biological response in increasing endogenous levels of testosterone and can be used as alternative candidates for higher testosterone induction if it is deemed necessary for certain indications under research or out licensed to third parties.

Market Opportunity

The Company’s mission is to improve the treatment of Low-T in males, using non-hormonal, orally administered, peptide therapeutics. The aim is to provide a more targeted, effective and safer alternative compared to conventional treatments, which mainly consist of intramuscular testosterone injections or applying external testosterone gels, ointments, creams and patches.

Low-T symptoms and medically approved TRT has a commercially significant potential with a US$2 billion to US$3 billion worldwide market opportunity8,9,10.

[8]	https://www.prnewswire.co.uk/news-releases/sizeable-numbers-to-endorse-benefits-and-efficacy-of-umbrella-of-hormone-replacement-therapies-underscores-growth-in-testosterone-replacement-therapy-market-valuation-projected-to-touch-us-2-2-bn-by-2027-says-tmr-819153496.html

[9]	https://www.globenewswire.com/news-release/2021/05/26/2236507/0/en/Global-Androgen-Replacement-Therapy-Market-to-Surpass-US-3-317-6-Million-by-2028-Says-Coherent-Market-Insights-CMI.html

[10]	https://www.coherentmarketinsights.com/market-insight/androgen-replacement-therapy-market-3787

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The US is the biggest TRT market (estimated at over US$455.6 million in 2020) with a range of branded and generic testosterone treatments. The market has been subject to a number of important trends over the past 10 years, including the entry of generics, the debate over medically inappropriate TRT (overtreatment) and negative regulatory opinion concerning potentially increased risk of heart attacks. Non-US markets are expected to grow due to approvals in additional target populations (aging - LOH, young adults), convergence of experts’ opinion about value of normal testosterone levels in men’s well-being, lack of innovation and Black Box warning. “Black Box warning,” is the strongest warning the FDA requires, indicating that a drug carries a significant risk of serious or even life-threatening adverse effects. For example, some of marketed testosterone formulations in their labelling contain the Black Box warning for elevations in blood pressure, which can increase the risk of myocardial infarction, stroke, and cardiovascular death. Restraining factors of TRT market expansion include the high possibility of side effects associated with testosterone replacement therapy and expiration of key patent.

Key players in the global TRT market include: AbbVie Inc., Acerus Pharmaceuticals Corp., Acrux Ltd., Actiza Pharmaceutical Pvt. Ltd., Antares Pharma Inc., Aytu BioPharma Inc., Bausch Health Co. Inc., Bayer AG, BIOTE MEDICAL LLC, Cipla Ltd., Eli Lilly and Co., Endo International Plc, Novartis AG, Pfizer Inc., Sun Pharmaceutical Industries Ltd., Teva Pharmaceutical Industries Ltd etc. Recent transactions in the TRT market include (July 14, 2022) Grünenthal’s agreement with Bayer AG to acquire Nebido (the only long-acting injectable treatment for testosterone deficiency with patent protection until May 2027 in the US). In addition, Clarus Therapeutics Holdings, Inc. (Clarus) a pharmaceutical company the developer of Jatenzo (oral TRT treatment approved in 2019) selected Tolmar, Inc., as the winning bidder in a competitive bidding and auction proceeding for the sale of Jatenzo.

A major opportunity for drug developers in this market is to introduce a therapy that can induce production of increased levels of testosterone in Low-T individuals without the side effects and inconvenience of conventional (exogenous) treatments, preferably through oral administration. The Group’s ACE-167 (Indications: Low-T) candidate has demonstrated a MOA with encouraging pre-clinical data to potentially provide these advantages.

Figure 5 shows the anticipated characteristics the product candidate ACE-167 as compared with the characteristic of existing marketed TRT products:

COMPARISON OF ACESIS' NOVEL SOLUTION WITH MARKETED LOW T TREATMENTS

Attribute	Acesis' Peptide	Marketed T products
Active compound	Peptide (non-steroidal)	100% Anabolic steroids Steroidal side effects, carry FDA Black Box Warning *
Intervention	T Restoration (Induces the body to recover T)	100% T Replacement (Introduces excess exogenous T)
Administration	Oral	95% Transdermal , Injections etc.
Abuse/Misuse	None expected given the novel mechanism of action	100% Possible steroidal abuse

Unmet MarketNeed for a Novel Intervention

*"A black box warning is the FDA 's most stringent warning for drugs and medical devices on the market alerting the public and health care providers to serious side effects, such as injury or death" https://www.drugwatch.com/fda/black-box-warnings/

ACESISBIOMED
TRANSFORMING MEN'S HEALTH

Figure 5: Forward looking comparison of ACE-167 with conventional marketed TRT products

Source: Acesis analysis

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Market analysis suggests that new oral treatments for Low-T (such as Jatenzo, Tlando, Kyzatrex) have the potential to drive market expansion. We believe that the profile of the Group’s oral endogenous T-inducer therapeutic should follow the newer oral testosterone formulations class with enhanced commercial prospects, compared to exogenous TRT formulations. This could be achieved based on expected safety (to be confirmed in clinical trials) and due to its novel MOA (potential for a “first-in-class” compound). Our product candidate does not depend on exogenous testosterone to restore T levels in men; as a result, we do not expect our product candidate to carry the associated adverse effects which are described in the “Black-Box” warning issued by FDA for all current marketed T products. This warning alerts prescribers and patients that with the use of oral or injectable T formulations, patients may experience increase in blood pressure, increase in red blood cell count (hematocrit) or hemoglobin, enlarged prostate, increased risk of prostate cancer, blood clots in the legs or lungs, potential for abuse by using higher dosages, lowering of sperm count, liver problems, swelling of ankles, feet, or body (edema), with or without heart failure, enlarged or painful breasts, breathing problems while sleeping (sleep apnea), changes in mood. Despite the likely positive market changes as the promotion from new oral forms of Low-T treatments take hold, particularly switches to newer oral formulations from existing topical and injectable forms, there remain significant potential safety issues since they still contain the same steroid T as their active core ingredient modified chemically to reduce liver toxicity. Therefore, this lack of a clear-cut market access advantage for the newly marketed oral TRTs could be favorable for the Group, if our product candidate is shown through clinical trials and regulatory review to have superior safety profile (i.e., no Black Box warning).

The Company believes that the Group’s key selling points are the current status of its science platform and intellectual property position, the expertise and experience of the Directors (in particular Dr. Papadopoulos, the SAB and its strategy to develop what the Company believes will be a portfolio of ‘first-in-class’ oral delivery, T-inducing peptide format molecular scaffolds, specific to a number of disease indications characterized by Low-T levels. The Company believes that the funds already raised combined with the net proceeds of this offering will provide a significant opportunity for the Group to advance the required IND-enabling work in order to allow the Group’s lead candidate peptide, ACE-167 (Indications: Low-T), to enter phase 1 clinical trial (FIM study), within approximately 24 months post IPO with the intention of being in a position to commercialize the treatment within six to seven years (assuming an aggressive execution plan with no delays and availability of further funding to complete the IND-enabling studies and all subsequent phase 2 and phase 3 clinical trials).

The Group is targeting the market for Low-T across the male population which is believed to affect between 10% and 40% of males. Under-treatment is believed to be a rising problem due to prescribing restrictions as well as an increasingly aging male population with Low-T related comorbidities including obesity, diabetes and metabolic syndrome which are treated ‘off-label’ or not at all.

Opportunities in additional indications, including LOH, pre-diabetes/type 2 diabetes, fatty liver disease and obesity could also become a significant market opportunity for the Group in the future.

Recent launches of new oral testosterone formulations have the potential to drive market expansion (more due to lack of innovation than improved efficacy/safety – it has been over 80 years since the initial isolation of testosterone and its use in TRT). The Company believes that the Group is developing a potentially disruptive technology (an oral endogenous T-inducer peptide therapeutic) to compete with testosterone products, but with enhanced commercial prospects based on safety and innovative MOA advantages compared to conventional exogenous testosterone formulations.

The Company believes that promotion from the newer oral (and nasal) testosterone forms should encourage switching to these newer formulations from existing topical and injectable forms. There remain, nevertheless, barriers to broader market access based on potential safety issues (notably a ‘Black Box’ warning regarding increased risk of heart attacks and strokes). This lack of a clear-cut market access advantage for new oral TRT has the potential to be favorable to the Group, with its novel MOA and oral administration potentially exhibiting a clear safety margin (and no Black Box warning) for treating clinical hypogonadism plus the potential for its treatment to be approved for additional low-T indications such as LOH. The Directors believe that a potentially benign safety profile for ACE-167 should allow studies in additional Low-T indications/syndromes, an application for ODS (e.g., Klinefelter Syndrome) as well as attracting collaborator interest in a nascent product portfolio.

Market access and pricing are likely to be determined by clinical trial results and key opinion leader acceptance and promotion. The convenience of an oral therapy (administered once or twice daily), with no fasting or dietary restrictions, could potentially be a huge advantage in terms of achieving a high market penetration. Partnerships and collaborations will play a critical role for optimal commercial success.

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The US is expected to be the key market to demonstrate the Group’s product benefits, followed by Europe. However, pricing is significantly lower in Europe (for TRT) and a market access and pricing strategy for this, and other global regions, will be key to maximizing the product/indication revenue streams. The Company’s expectation is that an oral formulation with an improved safety profile and “first in class” product candidate has the potential to increase awareness among physicians to diagnose and treat hypogonadism and willingness by patients to discuss signs and symptoms of their medical condition than in the past. In addition, recognition that male hypogonadism and low T with other chronic diseases, such as metabolic syndrome, type 2 diabetes, chronic renal disease and chronic heart disease and guidelines issued from various medical societies for physicians to subject their patients to a simple measure of blood T levels when they present themselves with signs of hypogonadism will only lead to expansion of the market potential.

For a description of the challenges, we face and the risks and limitations that could harm our prospects, see “Summary Risk Factors” and “Risk Factors.”

Intellectual Property

The Group’s intellectual property portfolio comprises assigned patents and a number of patent application filings across two main patent families: first- and second-generation peptides.

Patent Family I

The first-generation patent family relates to ‘therapeutics for the induction of endogenous steroidogenesis and methods associated with their identification’. Patents in this family have been granted in the United States (expires 2035), Europe (expires 2034) and Australia (expires 2034). These patent rights were assigned to ABI by McGill University effective from April 5, 2018, with worldwide confirmatory assignment on November 10, 2020. The documents supporting the change in titles from McGill University to ABI have been registered at the Australian, Canadian, German, United Kingdom, French and US Patent offices, and is awaiting confirmation of registration at the Swiss Patent Office against the patents/applications of Patent Family I. The registration process in relation to the Indian Patent Offices is currently ongoing.

Patent Family II

The second-generation patent family covers claims relating to ‘peptide compounds … having certain amino acid sequences … as well as combinations of peptide compounds that are capable of promoting steroid production, testosterone … upon oral administration’. These patent rights were assigned by McGill University to ABI effective from April 5, 2018, with worldwide confirmatory assignment on November 10, 2020. The documents supporting the change in titles from McGill University to ABI have been registered at the Canadian, European and US patent offices against the patents/applications of Patent Family II. The registration process in relation to the Brazilian, Chinese, Japanese and Mexican patent offices is currently ongoing.

Recent Developments

October 2022 Promissory Note. In October 2022, ABI issued a promissory note to a company associated with a third-party shareholder in a principal amount of $100,000. Interest accrues on the principal amount at 12.0% per annum. The note becomes due at the earliest of 1) April 26, 2023, or 2) upon receipt of the gross proceeds of $500,000 by ABI or any of its parent companies from a private placement of securities.

Recent Issuances of Shares. In December 2022, the Company issued an aggregate of 13,462,270 shares of its common stock to its current shareholders in exchange for their ordinary shares of Acesis Biomed Limited pursuant to Reorganization Agreement and Plan of Share Exchange dated November 15, 2022.

Equity Private Placements. In December 2022, we issued 250,000 shares of our common stock in a private placement pursuant to Regulation D of the Securities Act to one (1) accredited investor at a price of $1.00 per share for gross proceeds of a max of $250,000 less placement agent fees paid to Boustead Securities, LLC as placement agent. In addition, in connection with the private placement, Boustead Securities LLC received warrants to purchase an aggregate of 17,500 shares of our common stock at an exercise price of $1.00 as a part of the compensation for placement agent services. The exercise price of this warrant is expected to increase to $6.25 per share.

In February 2023, we issued an aggregate of 685,000 shares of our common stock in a private placement pursuant to Regulation D of the Securities Act to eleven (11) accredited investors at a purchase price of $1.00 per share for gross proceeds of $685,000 less placement agent fees paid to Boustead Securities, LLC as placement agent. In addition, in connection with the private placement, Boustead Securities LLC received warrants to purchase an aggregate of 47,950 shares of our common stock at an exercise price of $1.00 as a part of the compensation for placement agent services. The exercise price of this warrant is expected to increase to $6.25 per share.

In March 2023, we issued an aggregate of 325,000 shares of our common stock in a private placement pursuant to Regulation D of the Securities Act to three (3) accredited investors at a purchase price of $1.00 per share for gross proceeds of $325,000 less placement agent fees paid to Boustead Securities, LLC as placement agent. In addition, in connection with the private placement, Boustead Securities LLC received warrants to purchase an aggregate of 22,750 shares of our common stock at an exercise price of $1.00 as a part of the compensation for placement agent services. The exercise price of this warrant is expected to increase to $6.25 per share.

Information Regarding our Capitalization

As of May 12, 2023, we have 14,722,270 shares of our common stock issued and outstanding.

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Additional information regarding our issued and outstanding securities may be found under “Description of Securities.”

Unless otherwise specifically stated, information throughout this prospectus does not assume the exercise of outstanding options or warrants to purchase shares of our common stock.

Our Corporate History and Structure

We were incorporated in Nevada on October 3, 2022, for the purpose of reorganizing the Group structure and to become the holding company for Acesis UK and ABI.

In December 2022, Acesis UK became a direct, wholly owned subsidiary of the Company as a result of the closing of the Reorganization Agreement and Plan of Share Exchange dated November 15, 2022, or the Reorganization Agreement. Pursuant to the Reorganization Agreement, each shareholder of Acesis UK exchanged 100% of their ordinary shares for shares of the Company’s common stock at a 20 for 1 ratio. As a result, each shareholder of Acesis UK became a shareholder of the Company and Acesis UK became a direct, wholly owned subsidiary of the Company.

ABI is our main operating subsidiary engaged in research and development. Acesis UK owns 100% of shares of ABI’s common stock. ABI also owns our intellectual property rights.

Corporate Information

Our principal executive offices are located at 9233 Park Meadows Dr., Ste 108, Lone Tree, CO 80124. Our website address is https://acesisbio.com/. The information included on our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, any one of which could materially adversely affect our results of operations, financial condition or business. These risks include, but are not limited to, those listed below. This list is not complete, and should be read together with the section titled “Risk Factors” below:

Risks Related to Our Business and Industry

•	We are an early, pre-clinical, development-stage company with a limited operating history;

•	We have incurred significant losses since our inception, and we expect to incur losses for the foreseeable future;

•	The Company is currently only developing one product, ACE-167;

•	We and our contract manufacturers are subject to extensive governmental regulation both in the United States and abroad, and failure to comply with applicable requirements could cause our business to suffer;

•	We may become dependent on a limited number of contract manufacturers, some of them single-source and some of them in single locations, for our product, and the loss of any of these contract manufacturers, or their inability to provide us with an adequate supply of products in a timely and cost-effective manner, could materially adversely affect our business;

•	As our sales grow, our contract manufacturers may encounter problems or delays in the manufacturing of our product or fail to meet certain regulatory requirements which could result in an adverse effect on our business and financial results;

•	We may be unable to drive adoption of our products by its target audience and market, which might have a material adverse effect on the Company, its business, financial situation, growth, and prospects;

•	The results of our future clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects;

•	If we encounter delays or difficulties in the development of these product candidates, as well as any other product candidates, the Company’s business prospects would be significantly harmed;

•	Cost of our research and development process may change, and as a result, approval of our product may be delayed and we might need to raise additional funding to continue our operations;

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•	We may not be able to obtain an orphan drug designation for ACE-167 or we may experience significant delays in doing so;

•	We rely on the expertise and resources of third parties to complete the development, pre-clinical testing, regulatory process, manufacturing, marketing, and commercialization of product candidates;

•	If any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business;

•	We are vulnerable to competition and technological change, and also to resistance from physicians and health care providers to using new therapies;

•	Our ability to protect our intellectual property and proprietary technology is uncertain. If we cannot protect our intellectual property, it will negatively affect our business, financial condition, cash flows and results of operations;

•	Our failure to maintain our patents may have significant adverse effect on the Company’s financial position, prospects, and results of operations;

•	If the Company fails to perform any of its obligations under the license agreements, license agreements could be terminated, the intellectual property could revert to the licensor and the Company’s operation can be negatively affected;

•	We may be subject to damages resulting from claims that we, our employees, or our contractors have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors;

•	We have not obtained formal FTO opinions on our intellectual property portfolio;

•	Patent terms are limited, and we may not be able to effectively protect our product and business;

•	We may not be able to protect our intellectual property rights throughout the world;

•	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed;

•	We may incur future product liability losses, and insurance coverage may be inadequate or unavailable to cover these losses, and

•	The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our Company could affect our ability to successfully grow our business.

Risks Related to This Offering and Ownership of Our Common Stock

•	There is no existing market for our common stock, and we cannot assure you that a market will develop for our common stock or what the market price of our common stock will be;

•	The market price of our stock may be highly volatile, and you could lose all or part of your investment.

•	Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price; and

•	Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

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SUMMARY OF THE OFFERING

Common stock offered by us	[*] shares.

Common stock outstanding prior to this offering(1)	14,722,270 shares of common stock.

Common stock to be outstanding after this offering(2)	[*] shares of common stock ([*] shares of common stock if the over-allotment option is exercised in full).

Over-allotment option of common stock offered by us	The underwriters have a 45-day option to purchase up to [*] additional shares of common stock which constitute 15% of the total number of shares offered in this offering.

Use of Proceeds

We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $[*] million (or approximately $[*] million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $[*] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering for research and development, general corporate and working capital purposes. See the section of this prospectus titled “Use of Proceeds” beginning on page [*].

Proposed Listing	We have applied to have our common stock listed on the Nasdaq under the symbol “[*]” which listing is a condition to this offering.

Representative’s warrants	Upon the closing of this offering, we have agreed to issue to Boustead Securities, LLC, as representative of the underwriters, warrants that will expire on the fifth anniversary of the commencement date of sales in this offering, entitling the representative to purchase 7% of the number of shares of common stock sold in this offering. The registration statement of which this prospectus is a part also covers the representative’s warrants and the common shares issuable upon the exercise thereof. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Lock-up agreements	We and our officers, directors and holders of 5% or greater of our outstanding common stock have agreed to be locked up for a period of twelve months from the date on which the trading of our common stock commences. Holders of 1-4.99% of our outstanding common stock agreed to be locked up for a period of six months from the date on which the trading of our common stock commences, provided that if the aggregate of such holders’ shares were to equal or exceed 20% of our outstanding common stock on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for twelve months from the date of trading of our common stock commences. Holders of less than 1% of our outstanding common stock are not subject to any lock up, provided that if the aggregate of such holders’ shares were to equal or exceed 5% of our outstanding common stock on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for six months from the date of trading of our common stock commences. During the lock-up period, without the prior written consent of the underwriters, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any common stock or any securities convertible into or exercisable or exchangeable for common stock, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock. See “Underwriting” for more information.

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Risk Factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page [*] of this prospectus before deciding whether or not to invest in shares of our common stock.

(1)	As of 11, 2023.
(2)	Includes [*] shares of common stock issuable upon exercise of the Underwriter’s warrants.

SUMMARY FINANCIAL INFORMATION

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of December 31, 2022 and 2021 and for the years then ended are derived from our audited financial statements included elsewhere in this prospectus.

All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP. The summary financial information is only a summary and should be read in conjunction with our historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Year Ended December 31,
	2022	2021
Statements of Operations Data
Revenue	$-	$-
Operating expenses	1,452,907	9,898,945
Other income (expense)	(113,284)	(94,954)
Net loss	$(1,566,191)	$(9,993,899)

	As of December 31,
	2022	2021
Balance Sheet Data
Total current and total assets	$155,044	$527,499
Total current and total liabilities	1,562,638	1,026,030
Total stockholders’ deficit	(1,407,594)	(498,531)
Total liabilities and stockholders’ deficit	155,044	$527,499

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RISK FACTORS

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occur, our business and financial performance could be adversely affected, our actual results could differ materially from our expectations, and the price of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may adversely affect our business and financial performance. You should carefully consider the risks described below, together with all other information included in this prospectus including our financial statements and related notes, before making an investment decision. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and investors in our securities may lose all or part of their investment.

Risks Related to our Business and Industry

We are an early, pre-clinical, development-stage company with a limited operating history.

We were incorporated in the State of Nevada on October 3, 2022. The Company acts as the holding company for its wholly-owned subsidiary Acesis UK and its operating subsidiary, ABI, a research and development company within the life sciences and biotech sector and focused on the research and development of novel treatments for Low T in males since its incorporation in the State of Colorado, on March 11, 2015. The Company is at an early stage of development and does not have an established record. There can be no guarantee that the Company will be able, or that it will be commercially advantageous for the Company, to continue to develop its product candidates, nor is there any guarantee that any of its product candidates will prove to be efficacious treatments and will reach commercialization.

We have incurred significant losses since our inception, and we expect to incur losses for the foreseeable future.

We have no products approved for commercial sale and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred significant losses in each period since our inception in March 2015. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development and seek regulatory approvals for our product candidate.

The Company has limited historical financial data upon which to base its projected revenue (of which there is none currently). The Company also has limited historical financial data upon which to base its planned operating expense or upon which investors may evaluate its business and prospects. Based on the Company’s limited experience in developing and marketing new products, it may not be able to effectively:

•	advance ACE-167 (Indications: Low-T) and other indications identified for ACE-167 as well as any future product candidates through pre-clinical studies;

•	drive adoption of its products including ACE-167;

•	attract and retain customers for its products;

•	anticipate and adapt to changes in the existing and emerging markets in which it operates;

•	focus its research and development efforts in areas that generate returns on these efforts;

•	maintain and develop strategic relationships with suppliers to acquire necessary materials and equipment for the production of its products on appropriate timelines, or at all;

•	implement an effective marketing strategy to promote awareness of its products with potential customers;

•	scale its manufacturing activities to meet potential demand at a reasonable cost;

•	avoid infringement of third-party intellectual property;

•	obtain licenses on commercially reasonable terms to third-party intellectual property, as needed;

•	obtain valid and enforceable patents that give it a competitive advantage;

•	protect its proprietary technology;

•	provide appropriate levels of customer training and support for its products; and

•	attract, retain, and motivate qualified personnel.

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There can be no assurance that we will ever generate meaningful revenues or be profitable. If we cannot achieve our business objectives, investors in our shares will likely suffer a loss of their entire investment.

The Company is currently only developing one product, ACE-167.

The Company is currently only developing one product, ACE-167. This product is being developed for several indications, as a platform product, where there is scientific evidence linking low testosterone to the indication, with the Low-T indications of primary and secondary hypogonadism in males being at the most advanced development stage as at the date of this document. There is no guarantee that this product will be successfully brought through pre-clinical and clinical studies for any of the indications for which it is currently being developed. Furthermore, the ACE-167 development path for male hypogonadism treatment may incur delays, funding and/or technical issues and/or may altogether fail in safety and efficacy trials which may have a material adverse effect on the timings and viability for the additional indications set out in this document. If this product is found to be defective in any way, is found to be unsuitable as a treatment for the indications for which it is being developed or fails to reach commercialization for any reason this would have a material adverse effect on the viability of the Company and on its ability to generate revenues and continue to operate.

We will need additional funding to fund our operations.

While the Company has sufficient funding available for its current requirements, the Company will need to raise additional funding to complete pre-clinical studies on ACE-167 (for additional low-T Indications) as well as commence in the future early-stage clinical trials Phase I for the male hypogonadism indication and on several other indications including Klinefelter Syndrome, NAFLD and type 2 diabetes and take advantage of future opportunities.

Currently expected net proceeds from this private placement offering will be insufficient for the Company to complete IND-enabling studies on its lead indications of primary hypogonadism and secondary hypogonadism for ACE-167. We will need to raise additional funds in order to manufacture the clinical product supply required to progress to phase 1 clinical trial.

We will need additional funding to fund our operations, but additional funds may not be available to us on acceptable terms on a timely basis, if at all. We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation, or asset sale transactions. Any future debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. Furthermore, we cannot be certain that additional funding will be available on acceptable terms, if at all. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs, which will harm our ability to execute on our business plan and continue operations.

No assurance can be given that any such additional funding will be available or, if available, that it will be on terms that are favorable to the Company or its shareholders. If the Company is unable to obtain additional funding as required, it may be required to cease operations or reduce the scope of its operations or anticipated business expansion.

We and our contract manufacturers are subject to extensive governmental regulation both in the United States and abroad, and failure to comply with applicable requirements could cause our business to suffer.

The Company, its contract manufacturers and its potential customers are subject to regulatory requirements in all countries where the Company operates and intends to introduce its products and technologies. The development and commercialization of the Company’s proprietary technology and operations, which are at an early stage, are likely, in part or in whole, to be exposed to research and development risks and to require differing and varied forms of regulatory approval.

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The biotechnology and pharmaceutical industries are regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, difficulties achieving new product clearances, higher than anticipated costs or lower than anticipated sales.

The Company is a pre-revenue, research and development stage company and has a relatively limited operating history on which to assess the business. The products will require significant additional research and development efforts prior to any commercial use, including extensive pre-clinical and clinical testing as well as lengthy regulatory approval under the FDA drug approval process. There can be no assurances that the Company’s research and development efforts will be successful (or completed in a timely manner if at all), that the potential products will prove to be safe and effective in future clinical trials or that the Company will develop any commercially successful products. The Company currently has no approved products on the market and has not received any commercial revenues from the sale or license of any diagnostic or therapeutic products.

Any delay in, or failure to receive or maintain, clearance or approval for our product candidates under development could prevent us from generating revenue from these products or achieving profitability.

In addition, even after we have obtained the proper regulatory clearance or approval to market a product, the FDA has the power to require us to conduct post-market surveillance on our product. These studies can be very expensive and time consuming to conduct. Failure to comply with those studies in a timely manner could result in the revocation of clearance for a product that is subject to such surveillance and the recall or withdrawal of the product, which could prevent us from generating sales from that product in the United States.

The FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some clinicians from using our product and adversely affect our reputation and the perceived safety and effectiveness of our product.

Failure to comply with applicable regulations could jeopardize our ability to sell our product and result in enforcement actions such as:

•	warning letters;

•	fines;

•	injunctions;

•	civil penalties;

•	termination of distribution;

•	recalls or seizures of products;

•	delays in the introduction of products into the market;

•	total or partial suspension of production;

•	facility closures;

•	refusal of the FDA other regulators to grant future clearances or approvals; or

•	in the most serious cases, criminal penalties.

Adverse action by an applicable regulatory agency the FDA could result in inability to produce our product in a cost-effective and timely manner, or at all, decreased sales, higher prices, lower margins, additional unplanned costs or actions, damage to our reputation, and could have material adverse effect on our reputation, business, results of operations, and financial condition.

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We may become dependent on a limited number of contract manufacturers, some of them single-source and some of them in single locations, for our product, and the loss of any of these contract manufacturers, or their inability to provide us with an adequate supply of products in a timely and cost-effective manner, could materially adversely affect our business.

If approved, there is no guarantee that the Company’s proposed products can be manufactured in commercial quantities, will comply with regulatory requirements, or will be produced at an acceptable cost. Similarly, licensing of the treatment process technology will require licensing and technology transfer, and there is no guarantee that the final licensed process will comply with regulatory requirements or can be completed at an acceptable cost.

All entities involved in the development of product candidates for clinical trials or commercial sale, including the Company’s contract manufacturers, are subject to extensive regulation. The Company may experience production problems and delays in obtaining regulatory approval of the Company’s manufacturing processes, which could result in delays in the development of the Company’s product candidates. The manufacturing process the Company uses to produce its products is likely to be complex and has not yet been validated for commercial use. The Company, and the Company’s elected contract manufacturer, will both be subject to significant regulation with respect to manufacturing products.

The Company intends to outsource the manufacture of products and treatment process design and optimization that will be required in connection with the research and development of its proposed products and process and, as such, will be dependent upon third parties to provide adequate supplies and facilities.

Furthermore, where the Company is dependent on third parties for product manufacture and process optimization, its ability to obtain both in accordance with regulatory requirements may be constrained, and its ability to develop and deliver both for patient treatment on a timely and competitive basis (along with the operational costs incurred by the business) may be adversely affected.

We will rely on contract manufacturers to supply our clinical supplies to perform clinical trials. For us to be successful, any contract manufacturers must be able to provide us with product in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable prices, and on a timely basis. The inability to find the required contract manufacturers or the time required to switch contract manufacturers could adversely affect sales.

In addition, our anticipated growth could strain the ability of our contract manufacturers to deliver an increasingly large supply of product. Contract manufacturers often experience difficulties in scaling up production, including financial issues, or problems with production yields and quality control and assurance.

We will use a small number of sole sourced component manufacturers. Upon FDA approval and commercialization of our product, we may use a single-source manufacturer for many components of our product. Our dependence on such a limited number of manufacturers exposes us to risks, including, among other things:

•	manufacturers may fail to comply with regulatory requirements or make errors in manufacturing that could negatively affect the safety or effectiveness of our product or cause delays in shipments of our product;

•	some of our manufacturers have long lead times and we may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our contract manufacturers may have excess or inadequate inventory of materials and components;

•	our manufacturers may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•	our manufacturers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly, and shipment of our product;

•	we may experience delays in delivery by our manufacturers due to changes in demand from us or their other customers;

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•	fluctuations in demand for products that our manufacturers manufacture for others may affect their ability or willingness to deliver our product to us in a timely manner;

•	our manufacturers may wish to discontinue supplying products or services to us for risk management reasons;

•	we may not be able to find new or alternative manufacturers in a timely manner if our current contract manufacturers stop producing products; and

•	our manufacturers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfil our orders and meet our requirements.

If any one or more of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our product. If we are unable to satisfy commercial demand for our product in a timely manner, our ability to generate revenue would be impaired, market acceptance of our product could be adversely affected, and customers may instead purchase or use our competitors’ products. Additionally, we could be forced to seek alternative sources of supply.

Because of the nature of our internal quality control requirements, regulatory requirements, and the custom and proprietary nature of our product, we may not be able to quickly engage additional or replacement contract or component manufacturers for our product and accessories. We may also be required to assess any potential new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to obtain our product in a timely manner. As a result, we could incur increased product costs, experience delays in deliveries of our product, suffer damage to our reputation, and experience an adverse effect on our business and financial results. Failure of any of our contract manufacturers to meet our product demand level would limit our ability to meet our sales commitments to our customers and could have a material adverse effect on our business.

We may also have difficulty obtaining similar product from other contract manufacturers that are acceptable to the FDA and the failure of our contract manufacturers to comply with strictly enforced regulatory requirements could expose us to delays in obtaining clearances or approvals, regulatory action including warning letters, product recalls, termination of distribution, product seizures, civil, administrative, or criminal penalties. We could incur delays while we locate and engage qualified alternative contract manufacturers, and we may be unable to engage alternative contract manufacturers on favorable terms or at all. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate sales.

In addition, we expect that most of our contract manufacturers may operate at a facility in a single location and substantially all their inventory of component supplies and finished goods may be held at these locations. We, and we presume our contract manufacturer(s), will take precautions to safeguard facilities, including acquiring insurance, adopting health and safety protocols, and utilizing off-site storage of computer data. However, vandalism, terrorism, or a natural or other disaster, such as an earthquake, fire, or flood, could damage or destroy equipment or component supplies or finished product, cause substantial delays in our operations, result in the loss of key information, and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our or our contract manufacturers’ facilities could harm our business, financial condition, and operating results.

As our sales grow, our contract manufacturers may encounter problems or delays in the manufacturing of our product or fail to meet certain regulatory requirements which could result in an adverse effect on our business and financial results.

To become profitable, our contract and component manufactures must manufacture our product in adequate quantities in compliance with regulatory requirements and at an acceptable cost. Increasing their capacity to manufacture and inspect our product may require them to improve internal efficiencies or require us to re-design or change the specifications of our product. Our manufacturers may encounter several difficulties in increasing this capacity, including:

•	managing production yields;

•	maintaining quality control and assurance;

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•	providing component and service availability;

•	maintaining adequate control policies and procedures;

•	hiring and retaining qualified personnel; and

•	complying with state, federal, and foreign regulations.

If we are unable to satisfy commercial demand for our product due to our contract manufacturer’s inability to manufacture and inspect our product, our ability to generate revenue would be impaired, market acceptance of our product could be adversely affected, and customers may instead purchase or use our competitors’ products.

We may be unable to drive adoption of our products by its target audience and market, which might have a material adverse effect on the Company, its business, financial situation, growth, and prospects.

If the Company is unable to drive adoption of its products to its target audience and market, or there is a slower than expected adoption of its products, there could be weak penetration of the market, which might have a material adverse effect on the Company, its business, financial situation, growth, and prospects. The slow adoption of its products and technologies could result in timeframes being longer than anticipated by the Company for commercialization.

Public opinion, perception, and acceptance of the use of therapies for hypogonadal treatment, whether by hormonal, or non-hormonal, methods, and the knowledge of Black Box warnings on certain competitor products, may affect the adoption of any products commercialized by the Company.

The results of our future clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

If our anticipated clinical trials are initiated and completed as planned, we cannot be certain that their results will support our product marketing claims or third party reimbursors will agree with our conclusions regarding them. The clinical trial process may fail to demonstrate efficacy and cost effectiveness of our product and may hinder the adoption of our product or ability to obtain payor coverage. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

The possible side effects and full efficacy and safety of the technologies that the Company intends to produce are not yet fully understood. There are therefore risks that potentially serious side effects of the technology could occur or that such technology fails future efficacy or safely testing, none of which the Company can rule out and, if so, this could have serious implications on the viability of the technology and the business of the Company.

Severe side effects, failures or complications in clinical trials, or post-approval could also, in addition to having an impact on the commercial products, may result in financial claims and losses against the Company as well as a high probability of significant reputational damage to the Company.

If we encounter delays or difficulties in the development of these product candidates, as well as any other product candidates, the Company’s business prospects would be significantly harmed.

The future success of our Company is significantly dependent on the timely and successful development and commercialization of the lead product candidate ACE-167 (Indications: Low-T) for the treatment of low testosterone levels (hypogonadism) in men. If the Company encounters delays or difficulties in the development of these product candidates, as well as any other product candidates, the Company’s business prospects would be significantly harmed.

The Company is dependent upon the successful development, approval, and commercialization of the product candidate. Before receiving regulatory approval for the product candidate, extensive pre-clinical studies and clinical trials will need to be completed demonstrating their safety and efficacy in humans. The lead product candidate is in early stages of development and the Company must first complete IND-enabling studies prior to phase 1 clinical trial.

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IND-enabling studies and pre-clinical testing is expensive, difficult to design and implement and can take many months to complete. Importantly, delays and/or a failure of one or more of these or any other pre-clinical studies can occur at any stage of testing. The Company may experience numerous unforeseen events during, or as a result of pre-clinical studies that could delay or prevent the ability to receive regulatory approval to proceed with clinical studies and thus commercialize the product candidates, including the following:

•	suspensions, delays or changes in the design, initiation, implementation, or completion of required pre-clinical studies;

•	adverse changes in the Company’s financial position or significant and unexpected increases in the cost of the pre-clinical development program;

•	changes or uncertainties in, or additions to, the regulatory approval process that would require the Company to alter the current development strategy;

•	pre-clinical studies result that are negative, inconclusive, or less than desired as to safety and/or efficacy, which could result in the need for additional pre-clinical studies or the termination of the product’s development;

•	delays in the ability to manufacture the product in quantities or in a form that is suitable for any required clinical trial;

•	intellectual property constraints that prevent the Company from making, using, or commercializing any of the product candidates;

•	the supply or quality of product candidates or other materials necessary to conduct pre-clinical studies in preparation of clinical trials of these product candidates may be insufficient or inadequate;

•	inability to generate sufficient pre-clinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical studies;

•	delays in reaching agreement on acceptable terms with prospective Contract Research Organizations (“CRO") needed for GLP toxicology studies, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs;

•	the initiation, conduct and completion of the IND-enabling studies may be delayed and as a result delay the planned transitioning of our lead candidate to first-in-man phase 1 clinical trial;

•	occurrence of adverse events observed in IND-enabling studies associated with the product candidate that are viewed to outweigh its potential benefits;

•	transfer of manufacturing processes from initial contracting facilities to larger-scale facilities operated by a CMO and delays or failure by the Company’s CMOs or the Company to make any necessary changes to such manufacturing process;

•	regulatory risk covering the IND-enabling studies (and future product candidates) and whether the data generated will be accepted by the regulatory agencies (FDA or other regulatory body) authorizing the Company to transition to first-in-man clinical trial;

•	success in pre-clinical studies or earlier clinical trials may not be indicative of results in future clinical trials and it cannot be guaranteed that planned or future clinical trials will lead to results sufficient for the necessary regulatory approvals; and

•	no certainty that the Company’s product candidates will achieve marketing authorization required for commercialization.

Any inability to successfully complete pre-clinical development could result in additional costs to the Company or impair its ability to generate revenue. In addition, if the Company makes manufacturing or formulation changes to the product candidates, the Company may be required to, or may elect to, conduct additional studies to bridge the modified product candidates to earlier versions (“bridging studies”). Pre-clinical study delays could also shorten any periods during which the products have patent protection and may allow the Company’s competitors to bring products to the clinic before they do, which could impair the Company’s ability to successfully commercialize its product candidates and may harm the Company’s business and results of operations.

Cost of our research and development process may change, and as a result, approval of our product may be delayed, and we might need to raise additional funding to continue our operations.

The Company operates through a virtual drug development model whereby it contracts out IND-enabling activities and preliminary peptide production and formulation studies. There can be no guarantee of costs remaining flat and/or stable and since it is not always possible to predict the timings of approval stages, the timelines may be at risk of delay which can impact costs. Therefore, approval stages and studies could take longer than what we presently expect and, if such delays occur, the Company may require additional working capital sooner than anticipated. Our need for additional funding due to delays or increased costs may have a material adverse effect on the Company’s ability to complete pre-IND enabling studies and obtain FDA approval or, more generally, progress its research activities to reach commercialization and hence, the ability to generate revenues.

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We may not be able to obtain an orphan drug designation for ACE-167 or we may experience significant delays in doing so.

Dr. Papadopoulos intends to test ACE-167 in cells collected from Klinefelter patients with the initial aim for the Company to submit an orphan drug designation request to the FDA or the European Medicines Agency (EMA) Orphan drugs present numerous development and manufacturing challenges and there are often long development times associated with them.

Rare diseases that affect limited patient populations and have not been extensively studied can pose significant research and development challenges for companies looking to identify new drugs to treat them. A key factor is the difficulty in establishing clinical trials for very small patient populations. However, the Klinefelter Syndrome and subsets of this genetic disease collectively is one of the most common of the orphan diseases. Although in general it takes time to recruit patients for orphan disease indications, and those who do participate are often highly geographically dispersed, so managing the trials can be complex, this may not be the case for a subset of patients with Klinefelter Syndrome. Orphan drugs are in many cases administered to limited patient populations, leading to the need, even for commercial products, to manufacture much smaller quantities than have been traditionally required. However, because it is expected that the ACE-167 product candidate will be the same product to be used across several disease indications including Klinefelter syndrome patients, there will be no need for manufacturing smaller quantities, only different strength, and formulation.

Accordingly, there is a risk that the Company will not be able to obtain an orphan drug designation or that it will experience significant delays in doing so.

We rely on the expertise and resources of third parties to complete the development, pre-clinical testing, regulatory process, manufacturing, marketing, and commercialization of product candidates.

The Company does not possess “in-house” all the resources necessary to complete the development, pre-clinical testing, regulatory process, manufacturing, marketing, and commercialization of product candidates and will need to obtain such resources from third parties. In order to obtain such resources, the Company will need to enter into collaborations with corporate partners, licensors, licensees and possibly relationships with third parties from whom the Company will outsource the necessary expertise and resources. The Company’s success will depend on securing such relationships. This business strategy would utilize the expertise and resources of third parties in several areas including:

•	completion of various activities associated with the Company’s IND-enabling studies;
•	preparation of submissions seeking regulatory approvals; and
•	manufacture of ACE-167 peptide including the CMC packages.

The Company faces intense competition for qualified employees and consultants, including personnel with a high level of scientific and technical expertise in the industry. Pharmaceutical companies, specialist pharmaceutical and biotechnology companies and other competitors, which may have greater resources and experience than the Company has, likely offer superior compensation packages to attract and retain skilled personnel. As a result, the Company may have difficulty retaining such employees and consultants because it may not be able to match the packages offered by such competitors and may have difficulty attracting suitable replacements.

The Company expects that the potential expansion into areas and activities requiring additional expertise, such as regulatory, pre-clinical, preparing submissions for engaging with regulatory agencies, governmental approvals, contract, and manufacturing, will be done by working with outside contractors who have the appropriate expertise or by utilizing collaborators and partners. The management of these processes may require an increase in staff and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel or to develop such expertise could have a material adverse effect on the prospects for the Company’s success.

There is a risk that the parties with whom the Company trades or has other business or collaborative relationships, including partnerships or licensing arrangements, may become insolvent. In the event that a party with whom the Company trades becomes insolvent, this could have a material adverse impact on the financial performance and prospects of the Company.

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If any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

Any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures and those governing the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes.

Compliance by our manufacturing partners with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research and product development efforts if our partners cannot deliver the supply of material (ACE-167) for our programs. In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes.

Liabilities incurred pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The effect of the COVID-19 pandemic or other pandemics on our operations, and the operations of our partners has had, and is expected to continue to have an impact on our business, financial condition, cash flows and results of operations.

In December 2019, a novel coronavirus disease, or COVID-19, was initially reported and on March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. COVID-19 has had a widespread and detrimental effect on the global economy as a result of the continued increase in the number of cases and affected countries and actions by public health and governmental authorities, businesses, other organizations, and individuals to address the outbreak, including travel bans and restrictions, quarantines, shelter in place, stay at home or total lock-down orders and business limitations and shutdowns.

Despite recent developments of vaccines, the duration and severity of COVID-19, mutations and possible additional mutations and the degree of their impact on our business is uncertain and difficult to predict. We may face increased competition; increased risk in collectability of accounts receivable; lost or reduced productivity due to illness and/or illness of family members; inability to hire key roles; adverse effects on our strategic partners businesses; impairment charges; extreme currency exchange-rate fluctuations; inability to recover costs from insurance carriers; increased risk of vulnerability to cybersecurity attacks or breaches resulting from a greater number of our employees working remotely for extended periods of time; and challenges with Internet infrastructure due to high loads. Our inability to respond to and manage the potential impact of such events effectively could have a material adverse effect on our business, financial condition, and results of operations.

Our efforts to help mitigate the negative impact of the outbreak on our business may not be effective, and we may be affected by a protracted economic downturn. Furthermore, while many governmental authorities around the world have and continue to enact legislation to address the impact of COVID-19, including measures intended to mitigate some of the more severe anticipated economic effects of the virus, we may not benefit from such legislation, or such legislation may prove to be ineffective in addressing COVID-19’s impact on our and our customer’s businesses and operations. Even after the COVID-19 outbreak has subsided, we may continue to experience impacts to our business as a result of COVID-19’s global economic impact and any recession that has occurred or may occur in the future. Further, as the COVID-19 situation is unprecedented and continuously evolving, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or in a manner that we currently do not consider that may present significant risks to our operations.

The ongoing nature and uncertainty of the pandemic in many countries including the measures and restrictions put in place, such as travel bans and quarantining, continue to have the ability to impact the Company’s business continuity, workforce, business development, ability to progress pre-clinical studies and may also impact the Company’s partners and potential future partners and collaborators and, consequently, future revenues. It is currently difficult to predict the effect of the COVID-19 pandemic on the pre-clinical and clinical development of our products and our future revenues.

In addition, the overall uncertainty regarding the economic impact of the COVID-19 pandemic and the impact on our revenue growth, could impact our cash flows from operations and liquidity. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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We cannot assure you that we will effectively manage our growth.

The growth and expansion of our business, personnel, and customer base, create significant challenges for our management, including managing multiple relationships with our partners, and other third parties, and constrained operational and financial resources. If our operations or the number of third-party relationships continues to grow, our information-technology systems and our internal controls and procedures may not adequately support our operations. In addition, some members of our management do not have significant experience managing large global business operations, so our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and effectively expand, train, and manage our employee base. However, the actions we take to achieve such improvements may not have the intended effect and may instead result in disruptions, employee turnover, declines in revenue, and other adverse effects.

We are vulnerable to competition and technological change, and also to resistance from physicians and health care providers to using new therapies.

The industry in which we operate is intensely competitive and rapidly evolving. The Company is vulnerable to competition and technological change, and also to resistance from physicians, health care providers and payers to using new therapies.

We will compete with a wide and diverse array of companies. The Company will compete with domestic and foreign companies in developing technology and products, including biotechnology and pharmaceutical companies. Many current and potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources. There is no assurance that competitors will not succeed in developing alternative products and/or services that are more effective, easier to use, or more economical than those which the Company may develop, or that would render the Company’s products and/or services obsolete and non-competitive. In general, the Company may not be able to prevent others from developing and marketing competitive products and/or services similar to or which perform similar functions, or which are marketed before the Company’s products.

Competitors may have greater experience in developing products, therapies, conducting clinical trials, obtaining regulatory clearances or approvals, manufacturing, and commercialization. It is possible that competitors may obtain patent protection, approval or clearance from the FDA or achieve commercialization earlier than the Company can, any of which could have a substantial negative effect on the Company’s business.

Physicians and health care providers may resist implementing new therapies due to their prior experience in treating existing conditions. As a result, they may not initiate therapy despite recognition of the problem or the best intervention for a disease status. In particular, they may resist prescribing new treatments, such as the Company’s future therapeutic peptide, to treat hypogonadal males, which would cause our operating results to suffer.

Our ability to protect our intellectual property and proprietary technology is uncertain. If we cannot protect our intellectual property, it will negatively affect our business, financial condition, cash flows and results of operations.

The Company relies on intellectual property laws and third-party non-disclosure agreements to protect its patents and other proprietary rights. We rely primarily on patent, copyright, trademark, and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods to protect our proprietary technologies and know-how. The Company’s business is based upon a combination of patent applications and confidential business know-how. No assurance can be given that any currently pending patent applications or any future patent applications will result in patents being granted or that any pending or granted patent will not be challenged. In addition, there can be no guarantee that the patents will be granted on a timely basis, that the scope of any patent protection will exclude competitors or provide competitive advantages to the Company, that any of the Company’s patents will be held valid if challenged, or that third parties will not claim rights in, or ownership of, the patents and other proprietary rights held by the Company.

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Unauthorized third parties may attempt to copy or obtain and use the Company’s intellectual property rights and other technology that are incorporated into its pharmaceutical products. In addition, alternative technological solutions similar to the Company’s products may become available to competitors or prospective competitors of the Company. Once granted, a patent can be challenged both in the relevant patent office and in the courts by third parties. Third parties can bring material and arguments which the patent office granting the patent may not have seen at the time of granting the patent. Therefore, while a patent may be granted to the Company it could in the future be found by a court of law or by the patent office to be invalid or unenforceable or in need of further restriction.

The Company’s priorities are to protect its intellectual property and seek to avoid infringing other companies’ intellectual property. The Company engages reputable legal advisers to mitigate the risk of patent infringement and to assist with the protection of the Company intellectual property. However, no guarantee can be made that infringement proceedings will not be initiated against the Company. Should the Company be required to assert its intellectual property rights, including any patents, against third parties it is likely to use a significant amount of the Company’s resources as patent litigation can be both costly and time consuming. No assurance can be given that the Company will be able to devote sufficient resources to pursue such litigation. In addition, a defendant could counterclaim that the patent covering the Company's intellectual property rights is invalid or unenforceable. Any unfavorable outcomes in respect of patent litigation could limit the Company' intellectual property rights and activities moving forward. Any claims made against the Company’s intellectual property rights by a third party, even without merit, could be time consuming and expensive to defend and could have a materially detrimental effect on the Company's resources.

A patent is limited territorially to the country or economic area in which it was granted. There are countries in which the Company has not filed patent applications. Some territories have patent applications pending and not all patent applications filed by the Company have yet been approved. There is no guarantee that any pending patents or future patent applications will be granted.

We also rely on trade secrets, know-how, and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality and intellectual property assignment agreements with parties that develop intellectual property for us and/or have access to it, such as our officers, employees, consultants, contract research organizations, contract manufacturers and advisors. However, in the event of unauthorized use or disclosure or other breaches of such agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If any of our trade secrets, know-how or other technologies not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial condition, and results of operations could be materially adversely affected.

In the future, we may enter into licensing agreements to maintain our competitive position. If we enter into in-bound intellectual property license agreements, we may not be able to fully protect the licensed intellectual property rights or maintain those licenses. Future licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain, and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. Further, entering into such license agreements could impose various diligence, commercialization, royalty, or other obligations on us. Future licensors may allege that we have breached our license agreement with them, and accordingly seek damages or to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

Further, the Company’s operations rely on the significant experience and know-how of its management and staff. The Company takes precautionary measures to protect its proprietary rights and information, including the use of confidentiality agreements with its employees and consultants, as well as with its academic and commercial relationships. There is no guarantee that agreements will not be violated or that there will be an adequate remedy available for a violation of an agreement.

Our failure to maintain our patents may have significant adverse effect on the Company’s financial position, prospects, and results of operations.

Maintenance of patents through prompt payment of renewal and other fees by third parties will allow the Company to prosecute its patent estate. Conversely, non-payment of those fees would prevent the Company enforcing its intellectual property rights and those rights licensed to it. In that position, the Company may be vulnerable to third parties bringing patent infringement proceedings and the Company may also be unable to assert its intellectual property rights against third parties infringing the rights licensed to it. If a competitor infringes upon one of our patents or other intellectual property rights, enforcing those patents and other rights may be difficult and time consuming. Even if successful, litigation to defend our patents or other intellectual property rights against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources to defend our patents or trademarks against challenges or to enforce our intellectual property rights. In addition, if third parties infringe any intellectual property that is not material to the products that we make, have made, use, or sell, it may be impractical for us to enforce this intellectual property against those third parties. Such events may have significant adverse effects on the Company’s financial position and prospects.

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An effective system for monitoring and paying renewal fees will be required to ensure prompt payment of renewal and other fees and achieve third-party effectiveness.

If the Company fails to perform any of its obligations under the license agreements, license agreements could be terminated, the intellectual property could revert to the licensor and the Company’s operation can be negatively affected.

In the future, the Company may enter into licensing agreements as a result of its development activities as an extension to its current intellectual property portfolio and, as a result, the Company may have obligations under such licence agreements. If the Company fails to perform any of its obligations under the license agreements, it may be in breach. Upon such a breach, license agreements could be terminated, and the intellectual property could revert to the licensor and the Company may be unable to use or further develop related products in those circumstances.

We may be subject to damages resulting from claims that we, our employees, or our contractors have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Our employees might have been previously employed at other pharmaceutical companies, including our competitors or potential competitors, in some cases until recently. Our contractors might in the past have partnered with our competitors. We may be subject to claims that we, our employees, or our contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we have been and may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Even if we are successful in defending against these claims, litigation could result in substantial costs, divert the attention of management from our core business and harm our reputation. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There can be no assurance that this type of litigation will not continue, and any future litigation or the threat thereof may adversely affect our ability to hire additional direct sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations, and financial condition.

We have not obtained formal FTO opinions on our intellectual property portfolio.

The right conferred by a patent is an exclusory right, meaning that the owner can prevent others from carrying out the invention of the patent. However, patents do not provide the owner with the freedom to operate. If aspects of the invention are covered by other patents, permission will be required from the owner of those patents to carry out the invention. If an invention can be exploited without requiring permission from third party patent owners, it is said that there is “freedom to operate” (“FTO”). The Company has not obtained formal FTO opinions on its intellectual property portfolio. FTO analysis is not always practical where a product or process is at the research stage or in early-stage development. This is because the scope of any such search would have to be impractically broad in view of the uncertainty inherent in a product or process that has yet to be finalized. FTO searching and analysis of the search results usually becomes more practical at the stage, prior to commercialization, when a project (method or product) can be specified sufficiently to focus the search to relevant third-party rights.

The Company had instructed its Canadian patent advisers), to conduct a patent landscape analysis. Unlike an FTO analysis, which seeks to identify if an invention potentially infringes at least one claim of a patent owned by a third party, a patent landscape analysis seeks to determine if published documents disclose a technology and, if so, if the disclosure of the published documents could destroy the novelty of the inventive step of claims concerning such technology. The adviser conducted a patent landscape analysis to determine if the Company’s current lead peptide-based compound (ACE-167) as well as two additional potential back-up peptide-based compounds (“Compounds”) were disclosed in the documents considered and if so, if claims to the Compounds would still be considered novel and inventive in view of the disclosure of these documents. As Canadian patent agents, the adviser’s analysis considered novelty and an inventive step from the perspective of the Patent Act (Canada) only and therefore other jurisdictions may apply the concepts of novelty and an inventive step differently.

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The patent landscape analysis conducted by the adviser did not identify any published patent applications disclosing the Compounds. However, as noted above, a patent landscape analysis differs from a FTO analysis. The Company is unaware of any FTO issues under its patent families. However, it is possible that a third-party patent might exist, of which the Company is currently unaware, which could impact upon the Company’s freedom to operate.

Patent terms are limited, and we may not be able to effectively protect our product and business.

Patents have a limited lifespan. In the U.S., the natural expiration of a patent is generally 20 years after it is filed. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. In addition, upon issuance in the U.S., the patent term may be extended based on certain delays caused by the applicant(s) or the USPTO. Even if we obtain effective patent rights for all our current patent applications, we may not have sufficient patent terms or regulatory exclusivity to protect our product, and our business and results of operations would be adversely affected.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product.

As is the case with other pharmaceutical and biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in our industry involves both technological and legal complexity. Therefore, obtaining and enforcing patents is costly, time-consuming, and inherently uncertain. In addition, the U.S. has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty regarding our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. These products may compete with our product and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon copyright and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants, contract research organizations, contract manufacturers and third parties, to protect our confidential and proprietary information. In addition to contractual measures, we intend to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our product that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may incur future product liability losses, and insurance coverage may be inadequate or unavailable to cover these losses.

Our business exposes us to potential product candidate liability claims that are inherent in the testing, design, manufacture, and sale of pharmaceutical products.

In its contractual dealings with third parties, it is not always possible for the Company to limit its potential exposure to products liability claims and, in any event, such contractual dealings may be of limited (if any) effect as a result of existing or future laws or regulations or unfavorable judicial decisions The distribution, sale and support of the Company’s future products may entail the risk of such claims, which is likely to be substantial in light of the use of its products in the treatment of medical conditions.

We could become the subject of product liability lawsuits alleging that product defects, or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients. Product liability lawsuits and claims, safety alerts, or product recalls, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation, our ability to attract and retain customers and our results of operations or financial condition.

A successful product liability claim could result in significant monetary liability and could seriously harm the Company’s business, operations, financial position and/or reputation.

It is possible that claims against us may exceed the coverage limits of our third-party product liability insurance policies or cause us to record a self-insured loss. Even if any product liability loss is covered by an insurance policy, these policies typically have substantial retentions or deductibles that we are responsible for. Product liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, results of operations, and financial condition.

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In addition, any future product liability claim brought against us, with or without merit, could result in an increase of our product liability insurance rates. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all.

If we do not successfully make, integrate, and maintain acquisitions and investments, our business could be adversely impacted.

We have entered into a strategic relationship with the University of Southern California to become effective upon the listing of the Company’s common stock on Nasdaq. Although we have identified the contract research organizations and contract manufacturing organizations we hope to work with, we have not yet signed contracts with any of them. We may acquire, invest in, or enter into strategic relationships with additional companies to complement our existing business and the breadth of our offerings. These transactions are inherently risky and expose us to risks which include:

•	disruption of our ongoing business, including diverting management’s attention from existing businesses and operations;

•	risks inherent in launching or acquiring new products, particularly in market segments or geographies where we have limited or no experience;

•	risks associated with any acquired liabilities;

•	difficulties integrating new personnel;

•	information security vulnerabilities;

•	difficulties integrating accounting, financial reporting, management, infrastructure and information security, human resources, and other administrative and operational systems;

•	the potential damage to employee, user, contributor, and other content contributor relationships;

•	additional exposure to economic, political, and social risks related to geographies where we have limited or no experience; and

•	other unknown liabilities.

Future acquisitions or investments could also result in potential dilutive issuances of equity securities, use of significant cash balances or the incurrence of debt, any of which could adversely affect our stock price, financial condition, and results of operations. Further, our acquisitions or investments could result in significant impairments related to goodwill and amortization expenses related to other intangible assets and exposure to undisclosed or potential liabilities of the acquired companies. To the extent that the goodwill arising from the acquisitions carried on the financial statements does not pass a goodwill impairment test, excess goodwill will be impaired and will reduce future earnings.

Adverse market and economic conditions may exacerbate certain risks associated with commercializing the Company’s products.

Future sales of the Company’s products will be dependent on purchasing decisions of, and reimbursement from government health administration authorities, distributors, and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability, global pandemics and diseases such as the COVID-19 pandemic, or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may delay payment for any of the Company’s products which may have a material adverse effect on the financial condition of the Company.

If alternative technology or products are developed, the results of our operations may be negatively affected.

Demand for the Company’s products could be adversely impacted by the development of alternative technology and products. There can be no assurance that the technology and products currently being developed by the Company will not be rendered obsolete either before or following commercialization. As a result, there is the possibility that new technology or products may be superior to, or render obsolete, the technology and products that the Company is currently developing. Any failure of the Company to ensure that its products remain up to date with the latest advances may have a material adverse impact on the Company’s competitiveness and financial performance. The Company’s success will depend, in part, on its ability to develop and adapt to these technological changes and industry trends.

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We rely on information technologies and systems to operate our business and maintain our competitiveness, and any failures in our technology infrastructure could harm our reputation and brand and adversely affect our business.

We may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems quickly or cost effectively. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition, and prospects.

The Company uses a cloud-based computing platform which also provides cloud-based data storage and back-up solutions. The service agreement with the relevant service provider allows the provider to terminate or suspend the Company’s access to the services in certain defined circumstances including breach of the provider’s terms and conditions. In the event of termination or suspension, the Company has a period of time to request access to its content. However, the provider may refuse access if the termination arose because of the Company violating the provider’s terms and conditions or acceptable use policy. In those circumstances, if the Company is unable to access its cloud-based data and migrate it to a new platform, there could be a material disruption of the Company’s product development programs.

We rely upon third-party service providers, such as cloud service providers, and we are dependent on these third parties to provide continuous power, cooling, internet connectivity and physical security for computing storage resources, and our reliance on these third parties can be expected to increase as we expand our infrastructure in the future. If these third-party providers experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for continued hosting relationships, our business could be harmed, and we could be forced to enter into a relationship with other service providers or assume respective responsibilities ourselves. A system disruption at a third-party service provider could result in a noticeable disruption and performance degradation to our infrastructure.

Further, our technology infrastructure may be vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer intrusions, vulnerabilities, and malware, including viruses and malicious software, software errors, computer denial-of-service attacks and other events. Our technology infrastructure may fail or be vulnerable to damage or interruption because of actions by third parties or employee error or malfeasance. We may not carry business interruption insurance sufficient to protect us from any and all losses that may result from interruptions in our services as a result of technology infrastructure failures or to cover all contingencies.

Despite the implementation of security measures, any of the internal computer systems belonging to the Company or its third-party service providers and collaborators are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruptions in its own or in third-party service providers’ and collaborators’ operations could result in a material disruption of its product development programs.

The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our Company could affect our ability to successfully grow our business.

Our future success depends in large part upon the continued service of the members of our executive management team and key employees. The success of the Company, in common with other businesses of a similar size, will be highly dependent on the expertise and experience of a small number of key individuals comprising the directors, key senior management and scientific advisers of the Company. Of particular importance is Dr. Papadopoulos given he is leading the research and development conducted by the Company and is the scientist who discovered the technology which the Company is progressing. The retention of such key personnel, their services and knowledge cannot be guaranteed. Should key personnel leave, the Company’s business, prospects, financial condition, or results of operations may be materially adversely affected.

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In addition, our success also depends on our ability to attract and retain qualified clinical, sales and marketing, administrative, financial, and accounting, legal, and other managerial personnel. The competition for skilled personnel in the industries in which we operate is intense. Our personnel generally may terminate their employment at any time for any reason. Departing personnel are required to maintain confidentiality. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors before we realize the benefit of our investment in recruiting them. As we move into new geographies, we will need to attract and recruit skilled personnel across functional areas. If we fail to attract new personnel or if we suffer increases in costs or business operations interruptions as a result of a labor dispute, or fail to retain and motivate our current personnel, we might not be able to operate our businesses effectively or efficiently, serve our users properly or maintain the quality of our content and services.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business, financial condition, and results of operations.

We may from time to time seek to enforce our intellectual property rights against infringers when we determine that a successful outcome is probable and may lead to an increase in the value of the intellectual property. If we choose to enforce our intellectual property rights against a party, then that individual or company has the right to ask the court to rule that such rights are invalid or should not be enforced. These lawsuits and proceedings are expensive and would consume time and resources and divert the attention of managerial and operational personnel even if we were successful in stopping the infringement of such rights. In addition, there is a risk that the court will decide that such rights are not valid and that we do not have the right to stop the other party from using the inventions.

Further, our competitors have been granted patents protecting various products and solutions. If our products and solutions employ these processes, or other subject matter that is claimed under our competitors’ patents, or if other companies obtain patents claiming subject matter that we use, those companies may bring infringement actions against us. The question of whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which might later result in issued patents that our products and solutions may infringe. There can be no assurance that our products will not be determined to have infringed upon an existing third-party patent. If any of our products and solutions infringes a valid patent, we may be required to discontinue offering certain products or systems, pay damages, purchase a license to use the intellectual property in question from its owner, or redesign the product in question to avoid infringement. A license may not be available or may require us to pay substantial royalties, which could in turn force us to attempt to redesign the infringing product or to develop alternative technologies at a considerable expense. Additionally, we may not be successful in any attempt to redesign the infringing product or to develop alternative technologies, which could force us to withdraw our products or services from the market.

We may also infringe other intellectual property rights belonging to third parties, such as trademarks, copyrights, and confidential information. As with patent litigation, the infringement of trademarks, copyrights and confidential information involve complex legal and factual issues and our products, branding or associated marketing materials may be found to have infringed existing third-party rights. When any third-party infringement occurs, we may be required to stop using the infringing intellectual property rights, pay damages and, if we wish to keep using the third-party intellectual property, purchase a license or otherwise redesign the product, branding or associated marketing materials to avoid further infringement. Such a license may not be available or may require us to pay substantial royalties.

The success of our business depends on our continued ability to use our tradenames in order to increase our brand awareness. The unauthorized use or other misappropriation of any of the trademarks or tradenames we will register could diminish the value of our business which would have a material adverse effect on our financial condition and results of operation.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

We rely on trade secrets to protect our proprietary technologies. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

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Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

•	changes in tax laws or the regulatory environment;

•	changes in accounting and tax standards or practices;

•	changes in the composition of operating income by tax jurisdiction;

•	our operating results before taxes; and

•	cash flows.

Because we do not have a long history of operating at our present scale and we have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under United States generally accepted accounting principles, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

Our failure to adequately protect personal information in compliance with evolving legal requirements could harm our business.

In the ordinary course of our business, we plan to collect and store sensitive data, including legally protected personally identifiable information. We may collect this kind of information during the course of future clinical trials and for possible post-marketing safety vigilance, helping enable clinicians and their patients to pursue claims for reimbursement for treatment using our products.

There are a number of state, federal, and international laws protecting the privacy and security of health information and personal data. These data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny of companies’ data practices and escalating levels of enforcement and sanctions. As part of the American Recovery and Reinvestment Act 2009, or ARRA, Congress amended the privacy and security provisions of the Health Insurance Portability and Accountability Act, or HIPAA. HIPAA imposes certain requirements regarding the privacy, security, use, and disclosure of an individual’s protected health information, or PHI, by certain health care providers, health care clearinghouses, and health insurance plans, collectively referred to as “covered entities,” and their “business associates,” or subcontractors who provide services to covered entities that involve the creation, use, maintenance, or disclosure of PHI. ARRA included significant increases in the penalties for improper use or disclosure of an individual’s PHI under HIPAA and extended enforcement authority to state attorneys general. The amendments also created notification requirements applicable to covered entities and business associates in certain cases when PHI in their control has been inappropriately accessed or disclosed. In the case of a breach of unsecured PHI, covered entities may be required to provide notification to individuals affected by the breach, federal regulators, and, in some cases, local and national media. In addition to HIPAA, most states have laws requiring notification of affected individuals and state regulators in the event of a breach of “personal information,” which is a broader class of information than the PHI protected by HIPAA. Certain states also have data privacy requirements applicable to individually identifiable health information. Privacy laws in different states may contain different requirements, and such laws may not be pre-empted by HIPAA, which could complicate our efforts to comply.

In addition, even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTCA, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Medical data is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule.

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Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement actions against us, including fines, imprisonment of Company officials and public censure, claims for damages by end-customers, and other affected individuals, and the imposition of integrity obligations and agency oversight, damage to our reputation, and loss of goodwill, any of which could harm our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the United States, and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Moreover, if the relevant laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our data practices or the operation of our product, or if we expand into new regions and are required to comply with new requirements, we may need to expend resources in order to change our business operations, data practices, or the manner in which our product operates. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our product.

Our operations may be adversely affected by the risks outside of our control.

The Company’s operations now or in the future may be adversely affected by risks outside the control of the Company such as labor unrest, civil disorder, war, hostilities, terrorist attacks, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics (including the COVID-19 pandemic) or quarantine restrictions.

Even if we are able to commercialize any product candidates in the future, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices, or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, and reimbursement for new medicines vary widely from country to country. Some countries require approval of the sale price of a medicine before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a medicine in a particular country, but then be subject to price regulations that delay or might even prevent our commercial launch of the medicine, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the medicine in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates we may develop, even if any product candidates we may develop obtain marketing approval.

Our ability to commercialize any medicines successfully also will depend in part on the extent to which reimbursement for these medicines and related treatments will be available from government authorities or healthcare program, private health plans, and other organizations. Government authorities and third-party payors, such as private health plans, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are challenging the prices charged for medical products and requiring that drug companies provide them with predetermined discounts from list prices. Novel medical products, if covered at all, may be subject to enhanced utilization management controls designed to ensure that the products are used only when medically necessary.

Risks Related to this Offering and Ownership of our Common Stock

Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of any net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of any proceeds from this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for you. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline.

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Investors in this offering may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Investors purchasing our shares or other securities in the future could have rights superior to existing common stockholders, and the price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering.

Sales of a significant number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts provide coverage or if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our stock could decrease, which might cause the price of our stock and trading volume to decline.

There is no existing market for our common stock, and we cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the Nasdaq Capital Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any shares of our common stock that you purchase, and the value of such shares might be materially impaired.

In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this initial public offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this initial public offering.

The market price of our stock may be highly volatile, and you could lose all or part of your investment.

The market for our common stock may be characterized by significant price volatility when compared to the shares of larger, more established companies that have large public floats, and we expect that our stock price will be more volatile than the shares of such larger, more established companies for the indefinite future. The stock market in general has recently been highly volatile. Furthermore, there have been recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. We may also experience such volatility, including stock run-ups, upon completion of this offering, which may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

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The market price of our common stock is likely to be volatile due to a number of factors. First, as noted above, our common stock is likely to be more sporadically and thinly traded compared to the shares of such larger, more established companies. The price for our common stock could, for example, decline precipitously in the event that a large number of shares is sold on the market without commensurate demand. Secondly, we are a speculative or “risky” investment due to our lack of profits to date. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that has a large public float. Many of these factors are beyond our control and may decrease the market price of our common stock regardless of our operating performance. The market price of our common stock could also be subject to wide fluctuations in response to a broad and diverse range of factors, including the following:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	commercial success and market acceptance of our product;

•	success of our competitors in developing or commercializing products;

•	ability to commercialize or obtain regulatory approvals for our product, or delays in commercializing or obtaining regulatory approvals;

•	strategic transactions undertaken by us;

•	additions or departures of key personnel;

•	product liability claims or our involvement in litigation, generally;

•	prevailing economic conditions;

•	disputes concerning our intellectual property or other proprietary rights;

•	FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry;

•	healthcare reform measures in the United States;

•	sales of our common stock by our officers, directors or significant stockholders;

•	future sales or issuances of equity or debt securities by us;

•	business disruptions caused by earthquakes, fires or other natural disasters;

•	issuance of new or changed securities analysts’ reports or recommendations regarding us; and

•	Covid-19 restrictions on elective surgeries.

In addition, if the market for biotechnology and pharmaceutical stocks or the stock market, in general, experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations, or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, results of operations, and financial condition.

The public offering price of our common stock has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their shares at or above the initial public offering price. As a result, you may suffer a loss on your investment.

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Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $[*] per share, the difference between the assumed limited public offering price of [*] per share, which is the midpoint of the range as set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the pro forma net tangible book value per share of our common stock of $[*], immediately after giving effect to the issuance of shares of our common stock in this offering. See “Dilution.”

Sales of substantial amounts of our common stock in the public markets, including when the “lock-up” or “market standoff” period ends [or when outstanding warrants or options are exercised], or the perception that sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock, and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. In connection with this offering, we and our officers, directors and holders of 5% or greater of our outstanding common stock have agreed to be locked up for a period of twelve months from the date on which the trading of our common stock commences. Holders of 1-4.99% of our outstanding common stock agreed to be locked up for a period of six months from the date on which the trading of our common stock commences, provided that if the aggregate of such holders’ shares were to equal or exceed 20% of our outstanding common stock on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for twelve months from the date of trading of our common stock commences. Holders of less than 1% of our outstanding common stock are not subject to any lock up, provided that if the aggregate of such holders’ shares were to equal or exceed 5% of our outstanding common stock on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for six months from the date of trading of our common stock commences. See “Underwriting.” When the lock-up period expires [or when outstanding warrants or options are exercised], our security holders will be able to sell shares in the public market subject to any restrictions under the securities laws. In addition, the representative of the underwriters may, in its discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up [or exercise of outstanding warrants or options], could cause our share price to fall, or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We also may register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns.

We may not be able to satisfy listing requirements of Nasdaq to maintain a listing of our common stock.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the maintenance requirements for continued listing of our common stock, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

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Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We will be required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

At present, management has identified some material weaknesses in its internal controls. Management has taken initial steps to remedy this weakness by hiring a Chief Financial Officer, a senior accountant and external financial consultants, and plans to continue to add additional resources, technology and headcount as warranted by the growth of the Company and our plans to become a public company. We are also in the process of putting proper policies and procedures in place to ensure proper documentation is established and maintained for transactions that the Company enters into. While we believe these efforts will improve our internal controls and address the underlying causes of the material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. While we are working to remediate the material weaknesses as timely and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with the implementation of this remediation plan, nor can we provide an estimate of the time it will take to complete this remediation plan. Even if management does establish effective remedial measures, we cannot guarantee that those internal controls and disclosure controls that we put in place will prevent all possible errors, mistakes or all fraud.

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Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price.

We will require significant financial resources to maintain our public reporting status. We cannot assure you we will be able to maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

Our internal control over financial reporting will be a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Despite these anticipated controls, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Furthermore, smaller reporting companies like us face additional limitations. Smaller reporting companies employ fewer individuals and can find it difficult to employ resources for complicated transactions and effective risk management. Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to investigation by the SEC and civil or criminal sanctions.

We must implement additional and expensive procedures and controls in order to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

Upon becoming a fully public reporting company, we will be required to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations of the SEC, including the requirements that we maintain disclosure controls and procedures and adequate internal control over financial reporting. Compliance with the Sarbanes-Oxley Act and other SEC and national exchange requirements will increase our costs and require additional management resources. We plan to begin the process of upgrading our procedures and controls and will need to begin implementing additional procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act or if we fail to establish and maintain internal control over financial reporting, our ability to produce timely, accurate and reliable periodic financial statements could be impaired.

If we do not establish and maintain adequate internal control over financial reporting, investors could lose confidence in the accuracy of our periodic reports filed under the Exchange Act. Additionally, our ability to obtain additional financing could be impaired or a lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

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We are an “emerging growth company” under the JOBS Act of 2012 as well as a “smaller reporting company" under the rules and regulations of the Securities and Exchange Commission and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) as well as a “smaller reporting company” under the rules and regulations of the Securities and Exchange Commission, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” and “smaller reporting companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors, and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and securities analysts, and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our common stock may be limited by Nevada state law. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

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The elimination of personal liability against our directors and officers under Nevada law and the existence of indemnification rights held by our directors, officers and employees may result in substantial expenses.

Our articles of incorporation and our bylaws eliminate the personal liability of our directors and officers to us and our stockholders for damages for breach of fiduciary duty as a director or officer to the extent permissible under Nevada law. Further, our articles of incorporation and our bylaws provide that we are obligated to indemnify each of our directors or officers to the fullest extent authorized by Nevada law and, subject to certain conditions, advance the expenses incurred by any director or officer in defending any action, suit or proceeding prior to its final disposition. Those indemnification obligations could expose us to substantial expenditures to cover the cost of settlement or damage awards against our directors or officers, which we may be unable to afford. Further, those provisions and resulting costs may discourage us or our stockholders from bringing a lawsuit against any of our current or former directors or officers for breaches of their fiduciary duties, even if such actions might otherwise benefit our stockholders.

Provisions in Nevada law may have an anti-takeover effect.

Nevada corporate statutes contain provisions designed to protect Nevada corporations and employees from the adverse effects of hostile corporate takeovers. These statutory provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors and may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the Board, to affect its policies generally and to benefit from actions that are opposed by the Board.

You should consult your own independent tax advisor regarding any tax matters arising with respect to the securities offered in connection with this offering.

Participation in this offering could result in various tax-related consequences for investors. All prospective purchasers of the resold securities are advised to consult their own independent tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership and disposition of the resold securities in their particular situations.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS FILING, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER POSSIBLE RISKS MAY ADVERSELY IMPACT THE COMPANY’S BUSINESS OPERATIONS AND THE VALUE OF THE COMPANY’S SECURITIES.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

•	our ability to introduce new products and services;

•	our ability to obtain additional funding to develop additional services and offerings;

•	compliance with obligations under intellectual property licenses with third parties;

•	market acceptance of our new offerings;

•	competition from existing online offerings or new offerings that may emerge;

•	our ability to establish or maintain collaborations, licensing or other arrangements;

•	our ability and third parties’ abilities to protect intellectual property rights;

•	our ability to adequately support future growth;

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenue, costs or expenditures;

•	growth of and competition trends in our industry;

•	the accuracy and completeness of the data underlying our or third-party sources’ industry and market analyses and projections;

•	our expectations regarding demand for, and market acceptance of, our services;

•	our expectations regarding our relationships with investors, institutional funding partners and other parties with whom we collaborate;

•	our expectation regarding the use of proceeds from this offering;

•	fluctuations in general economic and business conditions in the markets in which we operate;

•	relevant government policies and regulations relating to our industry;

•	our ability to effectively operate our business segments;

•	Our ability to manage our research, development, expansion, growth and operating expenses;

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•	our ability to evaluate and measure our business, prospects and performance metrics;

•	our ability and our national distributors’ ability to compete, directly and indirectly, and succeed in the highly competitive medical devices industry;

•	our ability to respond and adapt to changes in technology and customer behavior; and

•	other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $[*] million (or approximately $[*] million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $[*] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering during the next 18 months as follows:

•	$[*], which is approximately __% of the net proceeds we receive from this offering, to fund our research and development activities for ACE-167 including peptide manufacturing and pre-IND and IND enabling studies (activities outsourced to CMO and CROs);

•	$[*], which is approximately __% of the net proceeds we receive from this offering, to fund research and development employees and consultants, Scientific Advisory Board, IP/Patent, IPO costs, administrative and executive employees, legal, audit, board of directors, general and administrative costs and other general corporate purposes, including the additional costs associated with being a public company.

•	$[*], which is approximately __% of the net proceeds we receive from this offering, to fund a research collaboration agreement with USC. See “Business—Research & Development.”

We also expect that approximately $600,000 from the proceeds of this offering in the next 18 months will be funding a research program at USC to evaluate the use of ACE-167 for Low T indications such as Klinefelter Syndrome, NAFLD and type 2 diabetes.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock.

DIVIDEND POLICY

We have not declared any cash dividends since inception, and we do not anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business, including potentially the investment in research and development, technologies or services that complement our existing business. The payment of dividends is within the discretion of the Board and will depend on our earnings, capital requirements, financial condition, prospects and applicable Nevada law. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization, as of [*], 2023. Such information is set forth on the following basis:

•	on an actual basis; and

•	on a pro forma basis to reflect our receipt of the net proceeds of our sale and issuance of [*] shares of common stock in this offering at an assumed initial public offering price of $[*] per share (the midpoint of the price range set forth on the front cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after the use of net proceeds therefrom.

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You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus. The following table sets forth our cash and cash equivalents and capitalization as of [*], 2023:

	Actual			Pro Forma(1)
Cash	$	[*	]	$	[*	]
Long-term debt:
[List line items from balance sheet] Total long-term debt	$	[*	]	$	[*	]

Stockholders’ equity:
Common stock, $0.001 par value, 190,000,000 shares authorized; [*] shares of common stock issued and outstanding, actual; 190,000,000 shares authorized, [*] shares issued and outstanding, pro forma					[*	]
Preferred stock, $0.001 par value, 10,000,000 shares authorized; 0 shares of preferred stock outstanding, actual; 10,000,000 shares authorized; 0 shares of preferred stock outstanding, pro forma					[*	]
Additional paid-in capital					[*	]
Retained earnings (deficit)					[*	]

Total stockholders’ equity					[*	]
Total capitalization	$			$	[*	]

(1) Does not include: (a) shares issuable upon the exercise of the underwriter’s option to purchase up to [*] additional shares of common stock; and (b) [*] shares of our common stock issuable upon exercise of the underwriter’s warrant.

DILUTION

Purchasers of our common stock in this offering will experience an immediate and substantial dilution in the as adjusted net tangible book value of their shares of our common stock. Dilution in as adjusted net tangible book value represents the difference between the public offering price per share and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of December 31, 2022, was $[*] or $[*] per share. Historical net tangible book value per share of our common stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of our common stock outstanding as of that date. After giving effect to the sale of [*] shares (or [*] shares if the overallotment option is exercised in full) in this offering at an assumed initial public offering price of $[*] per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, for net proceeds of approximately $[*] (or $[*] if the overallotment option is exercised in full) as if this offering and such share issuances had occurred on December 31, 2022, our pro forma net tangible book value as of December 31, 2022, would have been $[*] (or $[*] if the overallotment option is exercised in full) or approximately $[*] (or $[*] if the overallotment option is exercised in full) per share of our common stock. This represents an immediate increase in pro forma, net tangible book value per share of $[*] (or $[*] if the overallotment option is exercised in full) to the existing stockholders and an immediate dilution in pro forma net tangible book value per share of $[*] (or $[*] if the overallotment option is exercised in full) to new investors who purchase shares of our common stock in this offering. The following table illustrates this per share dilution to new investors:

Assumed public offering price per share		$
Historical net tangible book value per share as of December 31, 2022	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing shares in this offering		$

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After completion of this offering, our existing stockholders would own approximately [*]% and our new investors would own approximately [*]% of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

The following table sets forth the total number of shares of common stock previously issued and sold to existing investors, the total consideration paid for the foregoing and the average price per share of common stock paid, or to be paid, by existing owners and by the new investors. The calculation below is based on the assumed initial public offering price of $ [*] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, before deducting estimated underwriter commissions and offering expenses, in each case payable by us, and assumes no exercise of the over-allotment option.

	Shares Purchased			Total Consideration
	Number	Percent		Amount		Percent		Per Share
Existing stockholders	[*]	[*]	%	$	[*]	[*]	%	$	[*]
New Investors	[*]	[*]	%	$	[*]	[*]	%	$	[*]
	[*]	[*]	%	$	[*]	[*]	%		[*]

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks, uncertainties, and assumptions, such as our plans, objectives, expectations, intentions, and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Some of the numbers included herein have been rounded for convenience of presentation. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section “Risk Factors” included elsewhere in this prospectus.

Overview

Acesis Biomed Ltd. (“Acesis UK”) and its subsidiary, Acesis Biomed US, Inc. (“ABI”) is an emerging pre-phase 1 biotechnology company focused on men’s health. Acesis UK was incorporated in England and Wales on February 4, 2021. ABI was incorporated as a C-corporation in the state of Colorado on March 11, 2015. On April 7, 2021, Acesis UK entered into various share exchange agreements with each shareholder of ABI pursuant to which Acesis UK agreed to issue new ordinary shares in the Acesis UK to the shareholders of ABI, in consideration for shares of common stock of ABI, constituting 100% of the common stock of ABI. Following this share exchange, ABI became a wholly owned subsidiary of Acesis UK. Acesis UK has its primary place of business in London, England and ABI has its primary place of business in Denver, Colorado.

Acesis Holdings Corporation (“AHC”) was incorporated in the State of Nevada on October 3, 2022. Pursuant to a Share Exchange Agreement, dated as of November 15, 2022, among AHC, Acesis UK and all the shareholders of Acesis UK, the Company exchanged shares of its common stock for all the ordinary shares of Acesis UK held by such shareholders, at a ratio of 1 share of AHC’s common stock for each 20 ordinary shares of Acesis UK with the result being that (i) all the ordinary shares of Acesis UK will be held by AHC and (ii) ABI will become an indirect wholly-owned subsidiary of AHC. AHC was established for the sole purpose of acquiring Acesis UK and is jointly controlled by five parties, including the Company’s Directors. The same five parties are deemed to have control of the Company prior to the acquisition and as such, the transaction is deemed to have taken place under common control. As such, the acquisition has been accounted for under merger accounting and no goodwill has been recognized.

Our Historical Performance

We have not generated any revenue to date, and we do not currently have a product ready for sale.

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At December 31, 2022, the Company had cash of $150,628. It also had a working capital deficit of $1,407,594 and an accumulated deficit of $17,975,050. This raises substantial doubt about the Company’s ability to continue as a going concern. Management is taking action to ensure the Company will continue as a going concern for at least one year beyond the date of the issuance of the Company’s financial statements. The Company received $223,705 in net cash proceeds for the sale of 250,000 shares of its common stock for the year ended December 31, 2022. Additionally, the Company received $200,000 for convertible notes and $100,000 from a note payable. Sales of the Company’s equity instruments will continue as the Company seeks a private placement offering of its common stock, as well as a contemplated public offering. These fundraising efforts may not be successful. While there can be no assurances, management believes that these actions will enable the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

If we are unable to obtain additional financing on a timely basis including further equity offerings as necessary, we may have to curtail our development, and business activities, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately we could be forced to discontinue our operations and liquidate. See “Liquidity and Capital Resources” below.

Recent Developments

In February 2023, the Company signed an agreement with Freemind Group LLC (“Freemind”) to provide consulting services in identifying grants and assisting the Company in writing the grants. The Company agreed to pay a monthly retainer of $5,000, plus 5% of any award received with the assistance of Freemind. The Company is obligated to pay 12 months of the retainer but may terminate the agreement by providing 30 days written notice.

In December 2022 and in 2023, the Company completed four closings as a part of the Company’s pre-IPO financing. AHC has sold a total of 1,260,000 shares at $1.00 per share and received net proceeds of $1,147,555 after fees and commissions. As a part of this sale, the Company issued warrants to the broker for 88,200 shares exercisable for five years at $1.00 per share.

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Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1,235,000,000, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

For the year ended December 31, 2022 compared to the year ended December 31, 2021

The following table sets forth key components of our results of operations during the years ended December 31, 2022 and 2021, both in dollars and as a percentage of our revenues.

	December 31, 2022		December 31, 2021
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues	$-	-%	$-	-%
Cost of net revenues	-	-%	-	-%
Gross profit	-	-%	-	-%
Operating expenses:
General and administrative	634,163	100%	9,386,045	100%
Research and development	317,676	100%	147,136	100%
Professional and consulting expenses, related party	501,068	100%	365,764	100%
Total operating expenses	1,452,907	100%	9,898,945	100%
Operating loss	(1,452,907)	100%	(9,898,945)	100%
Other income (expense):
Change in fair value of derivative liability	4,913	100%	(24,580)	100%
Interest expense	(129,501)	100%	(46,757)	100%
Foreign exchange gain	11,304	100%	15,351	100%
Loss on debt extinguishment	-		(72,094)	100%
Loss on debt extinguishment, related party	-		(238,157)	100%
Loss on accounts payable settlement	-		(42,800)	100%
Debt forgiveness	-		314,083	100%
Total other income (expense)	(113,284)	100%	(94,954)	100%
Net loss	$(1,566,191)	100%	$(9,993,899)	100%

Revenues

The Company has no revenues to-date and has no products ready for sale.

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General and Administrative

General and administrative expenses in 2022 and 2021 consist primarily of professional, legal and accounting fees related to the preparation and filing of a potential public stock offering in the UK (2021) and US (2022), including significant share-based compensation in 2021. General and administrative expenses totaled $634,163 in 2022 and $9,386,045 in 2021, a decrease of $8,751,882. The largest decline was a result of share-based compensation of $72,369 in 2022 compared to $8,354,155 in 2021, a decrease of $8,281,786. We incurred $501,068 in related party professional and consulting expenses in the year ended December 31, 2022 compared to $365,764 in 2021. We expect that our general and administrative expenses will increase as we expand our staff, develop our infrastructure and incur additional costs to support the execution of our business plan.

Research and Development

As noted in General and Administrative section above, the Company’s primary efforts and expenditures in 2022 and 2021 were preparing for the filing of potential public stock offerings. Accordingly, expenditures for research and development costs, that are charged to operations in the period incurred, were limited but expected to increase significantly in the next year. For the years ended December 31, 2022 and 2021, total research and development expenses were $317,676 and $147,136, respectively. In 2022, these expenses included patent related expenses, Scientific Advisory Board (“SAB”) fees, and expenses for the Company’s sponsored research agreement with USC. The increase is due to the USC expense and higher patent expenses incurred in 2022 than in 2021. In 2021, the expenses were only for the SAB and patent related expenses.

Interest Expense

For the years ended December 31, 2022 and 2021, the Company recorded interest expense of $127,184 and $46,757, respectively. This included $124,964 and $37,671, respectively, for amortization of debt discount on convertible notes.

Other Income (Loss)

As a result of a derivative liability related to a convertible note, the Company recorded a gain of $4,913 in 2022 and a loss of $24,580 on the change in fair value of the derivative liability in 2021.

In March 2021, $224,465 principal of related party notes were converted into 975,935 shares of ABI common stock at $0.23 per share (146,390 shares of AHC). As a result, the Company recognized a loss on debt extinguishment, related party of $238,157. Similarly, a founder converted a $67,950 note payable resulting in a $72,094 loss on debt extinguishment.

In 2021, the Company recorded a gain on debt forgiveness of $314,083 as the result of certain employees and consultants agreeing to forgive accrued amounts due them for previous periods.

Liquidity and Capital Resources

We measure our liquidity in a number of ways, including the following:

	December 31,
	2022	2021
Cash	$150,628	$442,623

Working Capital (Deficit)	$(1,407,594)	$(498,531)

Since our inception, we have not generated any revenues and have funded our operations through the sale of our equity securities and through notes payable. The implementation of our business plan, as discussed in “Business,” will require the receipt of sufficient grant, equity and/or debt financing to purchase necessary technology and materials, fund our research and development efforts, and otherwise fund our operations. We anticipate our business plan will require approximately $5.5 to $7.5 million to fund our anticipated operations for the next 18 to 24 months.

Cash Flow

	For the years ended
	December 31,
	2022	2021
Cash provided by (used in):
Operating activities	$(856,703)	$(1,250,224)
Financing activities	$573,705	$1,631,711

Net Cash Used in Operating Activities

For the years ended December 31, 2022 and 2021, we experienced negative cash flows from operating activities of $856,703 and $1,250,224, respectively. This is due primarily to a net loss of $1,566,191 and $9,993,899 respectively, in 2022 and 2021. The loss for the years ended December 31, 2022 and 2021 included non-cash expense for share-based compensation of $72,369 and $8,354,155 as a result of stock issued as compensation in 2022 and 2021, a significant decrease.

In January 2022 Acesis UK issued a total of 1,200,000 ordinary shares of its £0.0002 nominal value stock (60,000 shares of AHC) to its independent SAB members including 300,000 shares (15,000 shares of AHC) to each of the four independent SAB members upon execution of new advisory board agreements with these individuals. The shares were valued at £60,000 ($72,369) or £0.05 per share (the price of the most recent third-party share sale in the UK).

The share-based compensation in 2021 was the result of several transactions. In January 2021, the Board of Directors issued 1,000,000 shares of ABI common stock (150,000 shares of AHC) to one of its founding stockholders, SMW, LLC, in compensation recorded at $300,000 (or $0.30 per share that was the price of the most recent third-party stock sale). In March 2021, ABI issued a total of 10,000 shares to a consultant for services rendered (1,500 shares of AHC). The company also issued a total of 15,000 shares to two current stockholders as compensation (2,250 shares of AHC). ABI recorded compensation expense of $7,500 related to these issuances (or $0.30 per share that was the price of the most recent third-party stock sale). In April 2021, ABI issued an aggregate of 26,480,383 shares of common stock to advisors pursuant to services performed in connection with the Exchange Agreement (3,972,062 shares of AHC). The fair value recorded was $7,944,115, or $0.30 per share (the price of the most recent third-party stock sale). In October 2021, Acesis UK issued 1,500,000 ordinary shares (75,000 shares of AHC) to a third-party consultant for services. The fair value of $102,540, or approximately $0.07 (or £0.05) per share (the price of the most recent third-party share sale in the UK).

As of January 1, 2021 there were warrants to purchase 11,740,000 shares of ABI common stock at exercise prices from $0.01 per share to $0.75 per share. In April 2021, ABI warrant holders entered into a Cancellation and Exchange Agreement whereby the ABI warrant holders cancelled their outstanding warrants to purchase 11,740,000 shares of ABI common stock and in exchange received three shares of Acesis UK ordinary shares, or a total of 35,200,000 shares (or 1,761,000 shares of AHC common stock). Accordingly, the only warrants outstanding at December 31, 2022 were warrants to purchase 17,500 shares of AHC common stock issued to the underwriter with an exercise price of $1.00 per share for a period of five (5) years. The exercise price of these warrants is expected to increase to $6.25 per share.

In 2021, a loss on debt extinguishment totaling $353,051 was offset by debt forgiveness of $314,083. Prepaid expenses decreased by $80,460 to $4,416 in 2022 from $84,876 in 2021 as prepaid patent legal fees were used during 2022. An increase in accounts payable of $372,575 to $779,853 in 2022 versus $407,278 in 2021 increased due to an increase in general and administrative and research and development costs, this increase reduced the cash used in operating activities in 2022 as compared to 2021. Accrued board fees were $402,471 in 2022 compared to $284,333 in 2021.

We anticipate we will continue to use cash in operating activities in 2023 and for the foreseeable future.

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Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 and 2021 totaled $573,705 and $1,631,711, respectively. During the year ended December 31, 2022 AHC sold $300,000 shares of common stock in a private placement for net cash proceeds of $273,705. During 2022, the Company also received $200,000 in convertible note proceeds. These were converted to common stock during the year. The Company also received $100,00 from a note payable that remained outstanding at December 31, 2022 and was repaid in 2023. During the year ended December 31, 2021, Acesis UK sold, in a private placement, issuing 25,641,580 shares of ordinary shares at for net proceeds of $1,729,711. This was offset by payment of a related party note payable balance of $98,000 in 2021. We will continue to seek additional funding through private placements and other funding sources for the foreseeable future.

Contractual Obligations

Effective April 2018, the Company signed an amended and restated license agreement for intellectual property with The Royal Institution for the Advancement of Learning/McGill University (“McGill”) in Canada covering the Company’s potential products. The Company had previously executed an assignment agreement with McGill University pursuant to which the Company acquired the entire right, title, interest, property and benefit in and for Canada, and all other countries in the world, in and to the inventions held by McGill for the subject matter of Patent Families I and II. The payment obligations below commenced in April 2018 and will terminate on the twentieth anniversary therefrom.

The Company must pay minimum royalties of $5,000 per year beginning on the date of the first commercialization of the first product developed using the patents covered by the license/assignment agreement. If the Company is required to obtain a license from a third party for the commercialization of a product using Family I or II patents the royalty will be reduced by the rate paid for the their-party license up to an amount not exceeding 50% of the royalty paid to McGill. Additionally, for each of the Company’s potential products, it must pay 3% of annual net revenues, with a minimum royalty of CAD $5,000 per year starting on the date of commercialization of the first product developed using the intellectual property covered by the license/assignment agreement (patent Families I & II); or a 12% payment for any licensing revenue in the event the Company licenses its products to a third party.

ABI must pay milestone payments for the androgen replacement treatment as follows:

•	CAD $5,000 on the issuance of the first US patent

•	CAD $25,000 on the filing of an investigational new drug application or regulatory filing

•	CAD $50,000 on the initiation of the first Phase II clinical study

•	CAD $100,000 on the initiation of the first Phase III clinical study

•	CAD $300,000 on receipt of regulatory approval

ABI must also pay milestone payments as follows for an in-vitro test to identify Alzheimer’s disease as follows, should it be developed or licensed out in the future:

•	CAD $5,000 on the issuance of the first US patent

•	CAD $50,000 on the filing of a 510(k) or PMA application

•	CAD $200,000 on receipt of regulatory approval

ABI has no plans currently to perform any research and development or use any funds related to this Alzheimer’s agreement. In addition, ABI issued 5% of the total number of issued and outstanding shares in the Company’s Series A financing to the same institution, or 1,652,632 shares in March 2016 (247,895 shares of AHC). This agreement, payable in Canadian dollars, exposes ABI to foreign exchange transaction gains and losses. In August 2016, ABI issued an additional 300,000 shares of ABI common stock (45,000 shares of AHC) to McGill in lieu of the pre-existing anti-dilution provision. As of December 31, 2021, none of the milestones have been hit so no additional amounts have been earned or are payable.

Scientific Advisory Board – Our scientific advisory board (SAB) further strengthens our experience base and includes key contributors as well as thought leaders providing complementary expertise to our current preclinical and future clinical research efforts. Members of the SAB are involved in the following top-level activities in relation to the advancement of Acesis product candidate pipeline in the field of low-T and related co-morbidities.

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More specifically SAB members will:

•	serve for a term of one year, which can be mutually extended by agreement of both the member and the Company; and

•	participate in SAB meetings, at least once or twice per year. Meetings may consist of face-to-face meetings, phone conferences or via electronic communication as deemed by the Chairman of the SAB

The members of our SAB include:

Dr Vassilios Papadopoulos, currently the Dean of the School of Pharmacy at USC; provides scientific direction and input to the Company regarding its technology development programs. Dr. Papadopoulos, Chairman of the SAB is a leading authority in the field of steroidogenesis and his research elucidated the role of ‘translocator protein’ as a main control element for the synthesis of endogenous neurosteroids, and he is the Scientific Founder of the Company and has discovered the mechanism of steroidogenesis and specifically endogenous, testosterone production/ modulation and he is the co-inventor of the patents Families I & II assigned to the Company by McGill.

Dr. Barry Zirkin, Expertise on the molecular regulation of Leydig cell steroidogenic function during ageing, regulation of the stem cells that ultimately give rise to adult Leydig cells and regulation of mammalian spermatogenesis.

Dr. Lewis Blumenthal, Dr. Blumenthal is board certified in Obstetrics and Gynecology and has maintained a private practice in Obstetrics and Gynecology for over thirty-five years. He provides expertise in expanding the Company’s pipeline in new therapeutic indications.

Dr. Ravi Kacker is a board-certified urologist, entrepreneur, and drug developer. Dr. Kacker's clinical practice covers all areas of male and female urology but brings expertise in male hormonal health, sexual dysfunction, and prostate problems.

Dr. Peter Liu, MD, is an internationally recognised researcher and a leading expert on sleep and men’s health, particularly effects of sleep and circadian factors on testosterone and its regulation. Other interests include the effects of ageing on testosterone and the regulation of testosterone secretion and the use of testosterone replacement therapy in various conditions associated with biochemical hypogonadism.

The Company executed agreements with members of our Scientific Advisory Board (“SAB”) through which each SAB member (other than Dr. Papadopoulos who is paid $100,000 annually for the SAB) will be paid an annual fee of $25,000. These agreements may be renewed annually by mutual consent of the Company and the SAB member. The SAB consists of five members as of December 31, 2022. These agreements were renewed for a one-year term on January 1, 2023.

Sponsored Research Agreement – In June 2022, with modifications in October 2022, the Company signed a Sponsored Research Agreement (“SRA”) agreement with the University of Southern California (“USC”) pursuant to complete the Research Project “Assessment of bioactive peptides on male hypogonadism and associated diseases” at USC. The Company agreed to pay USC (1) an initial payment of $75,000; (2) eight quarterly installments of $88,389 (total of $707,116); and (3) $40,000 upon submission of the final report.

Underwriter – In September 2022, the Company signed an engagement letter with Boustead Securities to complete a pre-public offering financing and a proposed public offering on the Nasdaq (“Transaction”). It is the intent of Boustead to enter into an Underwriting Agreement with the Company as lead underwriter on a firm commitment basis. The Company agreed to pay Boustead (1) a cash Success Fee of 7% of the gross amount to be disbursed to the Company; (2) a non-accountable expense allowance equal to one percent (1%) of the gross amount to be disbursed to the Company; (3) warrants equal to 7% of the gross amount of securities issued by the Company with the strike price as the lower of (i) the fair value of the Company’s stock as of each transaction closing date; (ii) the price per share paid by investors in each respective transaction; (iii) in the event that convertible securities are issued in the Transaction, the conversion price of such securities, or; (iv) in the event that warrants or other rights are issued in the Transaction, the exercise price of such warrants or other rights. The Company also agreed to pay accountable expenses estimated as follows (1) Underwriter’s legal counsel fees of $100,000; (2) Due diligence and other expenses which shall not exceed $75,000; (3) Road show, travel, platform onboarding fees and similar expense which shall not exceed $75,000; and (4) Background checks for the Company’s officers, directors, and major shareholders of $8,000.

Feasibility Study – In December 2022, the Company signed an engagement letter with Ardena to complete a feasibility study for process development, valuation of chemical routes, and synthesis of laboratory batch of the Company’s lead product candidate, as well as development of analytical methods for identification and purity. The Company agreed to pay Ardena (1) $96,400 for Task 1 - Process R&D (2) $6,800 for Task 2 - Process development report, and (3) $29,000 for Task 3 - Analytical R&D.

Off-Balance Sheet Arrangements

During the fiscal year ended December 31, 2022, the Company did not engage in any off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

Critical Accounting Policies

Principles of Consolidation – The consolidated financial statements include the accounts of Acesis UK and its wholly-owned subsidiary, Acesis Biomed US., a Colorado corporation. All significant intercompany transactions and balances have been eliminated in consolidation. The US shareholders owned 100% of ABI prior to the Exchange Agreement and in essence owned 100% of the Company after completion of the Exchange Agreement (see Note 3).

Acesis UK was established for the sole purpose of acquiring Acesis Biomed US and is jointly controlled by four parties, including the Company’s Directors. The same four parties are deemed to have control of the Company prior to the acquisition and as such, the transaction is deemed to have taken place under common control. As such, the acquisition has been accounted for under merger accounting and no goodwill has been recognized. Furthermore, the consolidated statements are presented retrospectively to include the results of operations of Acesis UK since its incorporation on February 4, 2021.

AHC was established for the sole purpose of acquiring Acesis UK and is jointly controlled by five parties, including the Company’s Directors. The same five parties are deemed to have control of the Company prior to the acquisition and as such, the transaction is deemed to have taken place under common control. As such, the acquisition has been accounted for under merger accounting and no goodwill has been recognized. The exchange is being treated as a reorganization of entities under common control, and as such all share amounts in the financial statements have been retroactively presented the effect of the exchange. Furthermore, the consolidated statements are presented retrospectively to include the results of operations of AHC and the Company since its incorporation on October 9, 2022. All Stockholder’s Equity transactions have been retrospectively presented in the Consolidated Financial Statements.

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Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of six months or less to be cash equivalents.

Use of Estimates – The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant items subject to such estimates include but are not limited to the valuation of share-based awards.

Fair Value of Financial Instruments – Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying value of cash and cash equivalents, prepaid expenses, accounts payable, accrued expenses and other current liabilities are considered to approximate fair value due to the short-term nature of these instruments.

Convertible Instruments – The Company has utilized various types of financing to fund its business needs, including convertible debt. The Company considers guidance within Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 470-20, Debt with Conversion and Other Options (ASC 470-20), ASC 480, Distinguishing Liabilities from Equity (ASC 480), and ASC 815, Derivatives and Hedging (ASC 815) when accounting for the issuance of its convertible securities. Additionally, the Company reviews the instruments to determine whether they are freestanding or contain an embedded derivative and, if so, whether they should be classified in permanent equity, mezzanine equity or as a liability at each reporting period until the amount is settled and reclassified into equity.

When multiple instruments are issued in a single transaction, the Company allocates total proceeds from the transaction among the individual freestanding instruments identified. The allocation is made after identifying (1) all the freestanding instruments and (2) the subsequent measurement basis for those instruments. The subsequent measurement basis determines how the proceeds are allocated. Generally, proceeds are allocated based on one of the following methods:

•	Fair value method - The instrument being analyzed is allocated a portion of the proceeds equal to its fair value, with the remaining proceeds allocated to the other instruments as appropriate.

•	Relative fair value method - The instrument being analyzed is allocated a portion of the proceeds based on the proportion of its fair value to the sum of the fair values of all the instruments covered in the allocation.

•	Residual value method - The instrument being analyzed is allocated the remaining proceeds after an allocation is made to all other instruments covered in the allocation.

Generally, when there are multiple instruments issued in a single transaction that have different subsequent measurement bases, the proceeds from the transaction are first allocated to the instrument that is subsequently measured at fair value (i.e. - instruments accounted for as a derivative liability) at its issuance date fair value, with the residual proceeds allocated to the instrument not subsequently measured at fair value. In the event both instruments in the transaction are not subsequently measured at fair value (i.e. equity-classified instruments), the proceeds from the transaction are allocated to the freestanding instruments based on their respective fair values, using the relative fair value method.

After the proceeds are allocated to the freestanding instruments, resulting in an initial discount on the host contract, those instruments are further evaluated for embedded features (i.e. conversion options) that require bifurcation and separate accounting as a derivative financial instrument pursuant to ASC 815. Embedded derivatives are initially and subsequently measured at fair value. Under ASC 815, a portion of the proceeds received upon the issuance of the hybrid contract is allocated to the fair value of the derivative.

The Company accounts for convertible instruments in which it is determined that the embedded conversion options should not be bifurcated from their host instruments, in accordance with ASC 470-20. Under ASC 470-20, the Company records, when necessary, discounts to convertible notes or convertible preferred stock for the intrinsic value of conversion options embedded in the convertible instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the convertible instrument, unless limited by the proceeds allocated to such instrument. See Note 4 and Note 10 for additional discussion on the identified embedded features (conversion options) associated with the Company’s convertible notes and convertible preferred stock and resulting beneficial conversion features recorded.

The Company allocates issuance costs between the individual freestanding instruments identified on the same basis as proceeds were allocated. Issuance costs associated with the issuance of stock or equity contracts (i.e. equity-classified warrants and convertible preferred stock) are recorded as a charge against the gross proceeds of the offering. Issuance costs associated with the issuance of debt (i.e. convertible debt) is recorded as a direct reduction of the carrying amount of the debt liability, however, if debt issuance costs exceed the carrying amount of the debt, issuance costs are recorded to additional paid-in capital as a reduction of the beneficial conversion feature. Any issuance costs associated with the issuance of liability-classified warrants are expensed as incurred.

Revenue Recognition – The Company intends to generate revenue from upfront license fees, royalties, and product sales. The Company will determine revenue recognition through the following steps:

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•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue will be recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company will not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

To date, the Company has not generated any revenue.

Research and Development Costs – Research and development costs are charged to operations in the period incurred.

General and Administrative – General and administrative costs primarily consist of personnel-related expenses, including payroll, consulting and professional fees, as well as general corporate expenses.

Stock-Based Compensation – Stock-based payments are measured at their estimated fair value on the date of grant. For employees, the Company recognizes compensation expense for share-based awards based on the estimated fair value of the award on the date of grant and the probable attainment of a specified performance condition or over a service period. Share-based compensation expense recognized during a period is based on the estimated number of awards that are ultimately expected to vest. For warrants that do not vest immediately but which contain only a service vesting feature, we recognize compensation cost on the unvested warrants on a straight-line basis over the remaining vesting period.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of warrants and the market price of our common stock, or comparable public companies if our stock is not trading, on the date of grant for the fair value. Our determination of fair value of share-based awards is affected by those stock prices as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and certain other market variables such as the risk-free interest rate.

Income Taxes – The Company is primarily subject to corporation taxes in the United Kingdom and the United States. The calculation of the Company’s tax provision involves the application of both United Kingdom and United States tax law and requires judgement and estimates.

The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company determines its deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

The Company accounts for uncertainty in income taxes by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

Earnings Per Share – Basic loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercise of outstanding stock options and warrants, plus the conversion of convertible notes, if any. There were no potentially dilutive shares at December 31, 2021.

Foreign Currency – The functional currency of Acesis UK is the Great Britain Pound (GBP). UK’s financial statements are translated into U.S. Dollars using period-end exchange rates for assets and liabilities, historical exchange rates for stockholders’ equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders’ equity. Foreign currency transaction gains and losses are included in other income (expense), net in the statements of comprehensive loss.

Comprehensive Loss – Comprehensive loss is composed of net loss and other comprehensive income (loss). Other comprehensive income (loss) consists solely of foreign currency translation gains and losses for the year ended December 31, 2021.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes - simplifying the accounting for income taxes (Topic 740), which is meant to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendment also improves consistent application and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective January 1, 2021, and the adoption of this standard did not have a significant impact on our financial position and results of operations.

On April 2021, the FASB issued ASU 2021-04, "Earnings Per Share (Topic 260), Debt- Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging- Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options" ("ASU 2021-04") to clarify the accounting by issuers for modifications or exchanges of equity-classified warrants. The new ASU is effective for all entities in fiscal years starting after December 15, 2021. Early adoption is permitted. The Company elected early adoption of ASU 2021-04 as of January 1, 2020. As a result of the application of this standard related to the modification of warrants, the Company recognized a $2,415,830 dividend and an offsetting entry to retained earnings in 2020, and recorded $32,625 on other expense due to incremental change from other warrant modifications.

In March 2022, the U.S. Securities and Exchange Commission (the “SEC”) issued the proposed rule under SEC Release No. 33-11042, The Enhancement and Standardization of Climate-Related Disclosures for Investors, to enhance and standardize the climate-related disclosures provided by public companies. This update will require the disclosure of greenhouse gas emissions, including Scope 1 and Scope 2 emissions, which will be subject to third-party assurance, as well as climate-related targets and goals, and how the Board of Directors (the “Board”) and management oversee climate-related risks. As of December 31, 2022, these proposed rules were not adopted by the SEC; however, we anticipate that the adoption of these proposed rules will not have a material impact on our financial statements and disclosures.

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BUSINESS

Introduction

The Company was incorporated in the State of Nevada on October 3, 2022. Pursuant to a Share Exchange Agreement, dated as of November 15, 2022 among the Company, Acesis UK and all the shareholders of Acesis UK, the Company has exchanged shares of its common stock for all the ordinary shares of Acesis UK held by such shareholders, at a ratio of 1 share of the Company’s common stock for each 20 ordinary shares of Acesis UK with the result being that (i) all the ordinary shares of Acesis UK will be held by the Company and (ii) ABI will become an indirect wholly-owned subsidiary of the Company.

ABI is a research and development company within the life sciences and biotech sector, focusing on the research and development of novel treatments for low testosterone levels in males since its incorporation in the State of Colorado March 11, 2015.

The Group’s mission is to improve the treatment of Low-T in males (also known as hypogonadism) using non-hormonal, orally administered peptide therapeutics. The aim is to provide a more targeted, effective and safer alternative compared to conventional marketed treatments. These marketed products contain as their medical ingredient synthetic steroid testosterone and are administered in the form of injections, gels, creams, patches or pills. ABI’s point of differentiation, compared to its competitors, is that its drug pipeline (peptides) is not a steroid or a hormone, but induces the body (specifically, the testes, which is the major natural site of T synthesis in men) to produce its own testosterone. This way the Group’s treatment under development is expected to have a better safety profile than current testosterone formulations, which involve the use of a steroid or a hormone, and not be conducive to misuse and abuse.

The Group owns two patent families which relate to peptide and peptide-based compounds as well as their use for modulating endogenous steroidogenesis. Patent Family I relates to peptides having the ability to modulate endogenous steroid production, and especially induce endogenous testosterone production as well as methods for identifying the same. Patent Family II relates to peptide compounds having the ability to induce testosterone production when administered orally. From Patent Family II, the Group has developed its lead candidate peptide named ACE-167 (a tetrapeptide which implies it contains four building blocks – amino acids). We consider this as a platform product candidate which can be used across many disease indications where there is scientific evidence linking Low-T to conditions such as type 2 diabetes, non-alcoholic fatty liver disease, obesity, cachexia (in cancer and HIV).

The Group’s primary focus is on transitioning ACE-167 through pre-Investigational New Drug (IND) and IND-enabling studies to phase 1 clinical trial (FIM trial), within approximately 24 months of listing for the Low-T indication of male hypogonadism (primary and secondary). In addition, the Group intends to progress ACE-167 in preclinical studies for several additional indications, where there is clear scientific evidence linking Low-T to such conditions, including Klinefelter Syndrome (subset of these patients qualify as orphan disease target group), NAFLD and type 2 diabetes in the short to medium term, research to be undertaken under an agreement with USC. Additional funding (beyond the proceeds from this financing) and / or partnerships will be required to complete the pre-clinical studies and commence the phase 1 clinical trial for ACE-167 for the pre-diabetes, obesity and cachexia (in HIV and cancer patients) low-T indications.

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In addition to the lead candidate, ACE-167, the Group’s two patent families cover several other derivative tetrapeptides which elicit a biological response in increasing endogenous T production and can be used as alternative candidates in indications where Low-T is implicated or licensed-out to 3rd parties for application in other low-T indications.

The Group operates through a virtual operation model whereby it contracts, or will contract out, pre-clinical IND development activities and preliminary peptide supply and formulation studies. The Company believes that this model allows the Group to minimize costs related to building labs, purchasing expensive equipment and hiring qualified R&D staff thus reducing development risk and overall costs. The Group will seek to commercialize ACE-167 for approved indications after successful clinical trials either alone or in partnership with a pharmaceutical or biotechnology company.

Since commencing operations, the Group has raised a total of approximately $2.9 million through private equity fundraisings and warrant and loan note conversions. These funds have been deployed, among other things, to fund the costs associated with research at the Research Institute of McGill University Health Centre (“RI-MUHC”), for the filing and prosecution of the Group’s patents, to prepare the Company for its proposed initial public offering and to commence the regulatory path for the pre-IND and IND enabling studies for ACE-167.

History And Background

ABI was incorporated following the discovery by Dr. Vassilios Papadopoulos, the Company’s scientific founder, of a method of inducing steroidogenesis in the testes using peptides targeting a novel mechanism his research team identified. At the time, Dr. Papadopoulos was a professor at the Faculty of Medicine at McGill and an executive director at RI-MUHC and, together with Dr. Karatzas, co-founded the Company (previously known as IASO Biomed) alongside Richard Schell (previously Chairman of the Company) and Keith Mazer who assisted with the initial fundraise of ABI.

Dr. Papadopoulos received several competitive grant awards which supported the groundwork leading to the understanding of the mechanism underlying steroidogenesis, its regulation and the identification of a novel molecular therapeutic target for testosterone which formed the basis of the family of the two patents assigned to ABI. ABI supported the above work for the development of testosterone modulating peptides in Dr. Papadopoulos’s lab at the RI-MUHC from 2015 to 2018. Although the Group has not applied for or received any grants yet, it is our strategy to evaluate available grant opportunities on a regular basis and obtain non-dilutive funding for our various research activities.

The discovery by Dr. Papadopoulos has subsequently been tested extensively in rat animal models providing scientific evidence that ACE-167 is a suitable drug candidate to be developed further for the treatment of men with Low-T as it is described in detail in the Company’s two families of patents and in particular PCT/CA2019/051559 (Testosterone-Inducing Peptide Compounds and Associated Combinations).

In January 2016, ABI executed a license agreement with McGill through which it was licensed the intellectual property (Patent Family I) that forms the basis for its peptide therapeutic pipeline. ABI then executed an assignment agreement through which it was assigned the previously licensed intellectual property rights.

As of April 5, 2018, ABI was assigned the intellectual property rights, from McGill, for Patent Family I and Patent Family II, which are the patents that relate to therapeutics for inducing steroidogenesis.

Since incorporation, ABI has funded research and development activities in the lab of Dr. Papadopoulos under an agreement with RI-MUHC for identifying peptide therapeutics to induce testosterone production in the testes as a treatment for Low-T in male hypogonadism. Under this agreement, Dr. Papadopoulos discovered a series of candidate peptides which were tested in pre-clinical models and selected ACE-167 as the lead peptide. The Group intends to advance ACE-167 in a variety of disease indications where there is scientific evidence linking Low-T to such conditions. ABI has completed efficacy, ‘proof of concept’ studies for ACE-167 for Low-T and, following the proposed IPO, intends to transition to IND-enabling studies through contracting out the required studies to CROs (Contract Research Organizations) and the production of the peptide to a CMO (Contract Manufacturing Organizations). The IND-enabling studies and data collection is planned to start following the appointment of CRO(s) and CMO anticipated to be shortly following the completion of this offering, with a projected entry into phase 1 clinical trial for primary and secondary male hypogonadism indications within approximately 24 months after the completion of this offering.

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Additional funding beyond the net proceeds from this offering will be required to manufacture the drug supply and commence the phase 1 clinical trials for ACE-167 for hypogonadal men. The preclinical development studies in Klinefelter Syndrome, NAFLD and type 2 diabetes will be performed in the lab of Dr. Papadopoulos at USC. The Group entered into an arrangement with USC which is anticipated to become effective upon completion of this offering. Under this agreement an initial payment was issued in the first quarter of 2023 in order to initiate the process of receiving the required University permits for the preclinical work so that the research program can be initiated shortly after the completion of this offering. The research will evaluate the effectiveness of ACE-167 in Klinefelter Syndrome, NAFLD and type 2 diabetes, using relevant in-vitro or in-vivo models. The goal is to test peptide efficacy and, based on positive data, to submit patents for each one of these indications where the Group holds the rights to the intellectual property.

As a result of the assignment of Patent Family I and Patent Family II from McGill University to ABI the Group agreed to pay a royalty of 3% of net in-market sales to McGill University (where the Group itself markets products based on intellectual property assigned to ABI from McGill University) and 12% of all sub-licensing fees (where a sub-licensee markets products based on intellectual property from McGill University).

Research and development activities to date have been funded through private equity fundraisings and grants obtained by Dr. Papadopoulos. To date, the Group has raised approximately $2.9 million through private placements and warrant and loan note conversions.

Testosterone Deficiency Syndrome and Hypogonadism

Overview

Testosterone is the male sex hormone that is made in the testicles. Testosterone hormone levels are important to normal male sexual development and activity. Low testosterone levels, is defined by the American Urology Association as a blood level less than 300 ng/dl which could cause a variety of symptoms, including low sex drive, fatigue, loss of muscle mass and erectile dysfunction11. Low-T is also a consequence of certain congenital diseases, e.g., Klinefelter Syndrome, and has been implicated in several other conditions, e.g., testicular trauma and testicular cancer (as well as its related treatments being radiation and chemotherapy). Low-T is linked to the aging process, obesity, metabolic syndrome and the use of certain medicines.

Low-T arises due to a deficiency in its internal production by the body12. Hypogonadism means diminished functional activity of the gonads (the testes or the ovaries) that may result in lower production of sex hormones13. Male hypogonadism is a condition in which the body does not produce enough of this hormone, testosterone, which plays a key role in masculine growth and development during puberty, or enough sperm, or both (in females, testosterone is an essential precursor to estrogen).

There are two basic types of hypogonadism:

Primary: This type of hypogonadism (also known as primary testicular failure) originates from a problem in the testes.

Secondary: This type of hypogonadism indicates a problem in the hypothalamus or the pituitary gland, which are parts of the brain that signal the testes to produce testosterone.

[11]	https://www.urologyhealth.org/urology-a-z/l/low-testosterone

[12]	https://www.mayoclinic.org/diseases-conditions/male-hypogonadism/symptoms-causes/syc-20354881

[13]	https://emedicine.medscape.com/article/922038-overview

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Figure 6: Schematic of the hypothalamic-pituitary-gonadal axis in a normal adult male and in the setting of primary (1o) and secondary hypogonadism (2o)

Source: Hayes F, Dwyer A, Pitteloud N. Hypogonadotropic Hypogonadism (HH) and Gonadotropin Therapy. [Updated 2013 Nov 25]. In: Feingold KR, Anawalt B, Boyce A, et al., editors. Endotext [Internet]. South Dartmouth (MA): MDText.com, Inc.; 2000-. Available from: https://www.ncbi.nlm.nih.gov/books/NBK279078/

Clinical aspects

The condition can be hypergonadotropic (primary), resulting from when the gonads fail or hypogonadotropic (secondary) which can result from failure of the hypothalamic luteinizing hormone releasing hormone (“LHRH”) ‘pulse generator’ or from the inability of the pituitary to respond with secretion of luteinizing hormone (“LH”) and follicle-stimulating hormone (“FSH”). Morbidity for men and women with hypogonadism includes infertility and an increased risk of osteoporosis. but there is no increase in mortality.

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Figure 7: Causes and symptoms of Hypogonadism in men

Source: US Pharmacist August 2019, 44 (8): 17-23, Brown AS and Murray AM, Testosterone Replacement Therapy: Controversy and Recent Trends

Causes of hypergonadotropic (or primary) hypogonadism in males include:

•	Klinefelter Syndrome – usually, a female baby has two X chromosomes (XX), and a male has one X and one Y (XY). In Klinefelter Syndrome, a boy is born with an extra copy of the X chromosome (XXY);

•	inactivating mutation – mutations in luteinizing hormone/choriogonadotropin receptor (“LHCGR”) were associated with distinct degrees of impairment in pre- and post-natal testosterone secretion;

•	chemotherapy;

•	radiation therapy;

•	gonadectomy – surgical removal of the testes, which results in a loss of gonadal production of sex steroids;

•	anorchism and cryptorchidism – anorchia is the absence of both testes at birth, cryptorchidism refers to undescended testicles;

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•	testicular biosynthetic pathway defects – 17β-hydroxylase dehydrogenase enzyme deficiency, 5α-reductase deficiency, 17-hydroxylase deficiency;

•	defects in testicular determination – gonadal dysgenesis (atypical development of the gonads in an embryo);

•	other rare disorders of sex development (“DSDs”) – ovotesticular DSD, XX males;

•	Sertoli-Cell-Only Syndrome – no spermatozoa – a major cause of male infertility; or

•	LH resistance – characterised by unresponsiveness to LH, defective sexual development in males.

Hypogonadotropic (or secondary) hypogonadism can result from the following:

•	central nervous system (“CNS”) disorders – including tumours and miscellaneous causes involving the pituitary/hypothalamic area;

•	genetic causes – e.g., Kallmann Syndrome;

•	congenital disorders – e.g., Prader-Willi Syndrome, Laurence-Moon Syndrome, Bardet-Biedl Syndrome and Gaucher disease; or

•	acquired disorders – e.g., exercise-induced hypogonadism, hyperprolactinemia, Cushing Syndrome, human immunodeficiency virus (“HIV”)/acquired immunodeficiency syndrome (“AIDS”), morbid obesity, type 2 diabetes and mellitus.

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Risk factors for hypogonadism include:

•	HIV/AIDS;

•	previous chemotherapy or radiation therapy;

•	aging;

•	obesity; and

•	malnutrition.

Cell biology and pharmacology

Under normal physiological conditions, the hypothalamus produces gonadotropin-releasing hormone (“GnRH”), which signals the pituitary gland to make FSH and LH. LH then signals the testes to produce testosterone.

Figure 8: Location of hypothalamus and pituitary gland

Source: www.mayoclinic.org/diseases-conditions/male-hypogonadism/symptoms-causes/syc-20354881

This ‘hypothalamic–pituitary–gonadal’ (“HPG”) axis is of relevance in many processes related to the development, maturation and aging of the male (and, in a different manner, in females).

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Figure 9: Hormonal control of the male reproductive system

Figure 9 demonstrates that through the HPG axis, a cascade of co-ordinated activities is carried out leading to sustained testosterone production, as well as spermatogenesis (production of sperm). Dysfunction in the HPG axis during paediatric or pubertal life may result in delayed puberty. Late-onset hypogonadism is a clinical condition in the aging male combining low concentrations of circulating testosterone and specific symptoms associated with impaired hormone production. Testosterone therapy for congenital forms of hypogonadism must be lifelong, whereas testosterone treatment of LOH (not currently an approved indication) remains a matter of debate because of unclear indications for replacement, uncertain efficacy and potential risks.

HPG hormones control the male reproductive system (see Figure 4 above). GnRH controls the secretion of gonadotrophins by the anterior pituitary (it follows a regular daily pulsatile pattern). FSH maintains the seminiferous tubules (within the testes), and after puberty acts on Sertoli cells in gametogenesis, nourishing and supporting developing spermatozoa. Interstitial Cell-Stimulating Hormone, also known as LH, stimulates the Leydig Cells (interstitial cells) to secrete androgens and, in particular, testosterone. Maturation of the reproductive organs and development of secondary sex characteristics occurs from puberty due to LH and testosterone secretion. Subsequently, testosterone is important in male fertility through maintenance of spermatogenesis by Sertoli cells and maturation of spermatozoa.

Feedback regulation is a key feature of this system. Testosterone concentration modulates the anterior pituitary’s sensitivity to GnRH and hence the secretion of LH. This regulation leads to a key side effect of testosterone replacement therapy in that exogenous testosterone can shut down the secretion of LH and limit the development of Leydig cells and their production of endogenous testosterone, affecting male fertility. This is a key goal for developers of novel non-hormonal testosterone inducing therapeutics, that is, avoid affecting LH secretion such that it could have a negative effect on testosterone production.

This situation allows us to relate the pharmacology to the clinical situation (Figure 10):

➢	Primary hypogonadism sees Low-T despite increased levels of GnRH and LH, FSH.

➢	Secondary hypogonadism sees Low-T as a result of decreased levels of GnRH and LH, FSH.

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a Primary hypogonadism
b Secondary hypogonadism
Hypothalamus
↑ GnRH
↓ GnRH
Anterior
pituitary
gland
↑ LH
↑ FSH
↓ LH
↓ = FSH
Testis
↓ Testosterone
↓ Testosterone

Figure 10: The effects of GnRH and LH, FSH on testosterone production in males

Source: Salonia, A., Rastrelli, G., Hackett, G. et al. Paediatric and adult-onset male hypogonadism. Nat Rev Dis Primers 5, 38 (2019)14

Figure 11 illustrates the various regulatory control elements of the HPG and the over-riding negative control that elevated testosterone levels can have on LH (in particular) and FSH. TRT can have that effect and as a result, infertility is a key side effect, so TRT is to be avoided if male fertility is to be preserved.

Hypothalamus
1
Anterior pituitary
4
2 a
2 b
Testosterone production
3a
Interstitial cells
Testes
Seminiferous tubules
3 b
Sperm production

1. Releasing hormones stimulate the anterior pituitary	
2a. LH release from anterior pituitary	
2b. FSH release from anterior pituitary	
3a. LH stimulates the interstitial cells to produce testosterone	
3b. FSH stimulates the seminiferous tubules to produce sperm	
4. Testosterone inhibits LH and FSH production in the anterior pituitary

Figure 11: The regulatory control elements of the HPG and negative control of elevated testosterone levels on LH and FSH

Source: Amir Shahreza Patel, Joon Yau Leong, et al. Testosterone Is a Contraceptive and Should Not Be Used in Men Who Desire Fertility (Testosterone Is a Contraceptive and Should Not Be Used in Men Who Desire Fertility (nih.gov))

[14]	https://doi.org/10.1038/s41572-019-0087-

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Either type of hypogonadism can be caused by an inherited (congenital) trait or something that happens later in life (acquired), such as an injury or an infection. At times, primary and secondary hypogonadism can occur together.

Clinical signs and symptoms

Figure 12 describes the clinical signs and symptoms allied to Low-T, noting also that many can be experienced by men with normal testosterone levels and may have other causes.

Figure 12: Clinical signs and symptoms allied to Low-T

Source: https://www.guidelinesinpractice.co.uk/mens-health/testosterone-deficiency-treat-men-who-have-bothersome-symptoms/454121.article

The complications of untreated hypogonadism differ depending on when it develops: during foetal development, puberty or adulthood. Complications might include:

•	abnormal genitalia;

•	enlarged male breasts (gynecomastia);

•	infertility;

•	erectile dysfunction;

•	osteoporosis; and/or

•	poor self-image.

Diagnosis

Early detection in boys can help prevent problems from delayed puberty, while early diagnosis and treatment in men offers better protection against osteoporosis and other related conditions15. If Low-T is confirmed, further testing can determine if a testicular disorder or a pituitary abnormality is the cause.

Treatment

Male hypogonadism is treated with testosterone replacement to return testosterone levels to normal. For older men over 60 (levels naturally decline with age) who have low testosterone and signs and symptoms of hypogonadism due to aging, the benefits of testosterone replacement are less clear because they remain significantly understudied with small size clinical trials. In some trials, benefits of testosterone replacement therapy in older men reported, including improved bone density and bone strength, improved body composition, and a modest but significant improvement in physical function. Testosterone treatment has also improved sexual function and mood in older men. In contrast to some benefits in mood, testosterone treatment had little to no effects on cognition in older men without age-associated cognitive impairment. The majority of clinical trials of testosterone replacement therapy, or TRT, in older men that reported beneficial effects did not provide data for example on blood pressure and as such the effect of TRT in these trials cannot be clearly described. Currently, clinical hypogonadism is the only FDA-approved indication for TRT in men approved by the U.S. FDA it is not approved to treat age related Low-T. Despite this, TRT is often recommended by prescribers (based on a presumption of Low-T) to improve sexual function, bone density, muscle strength, mood, behavior and cognition.

[15]	https://www.mayoclinic.org/diseases-conditions/male-hypogonadism/diagnosis-treatment/drc-20354886

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According to recent guidelines (January 2020) from the American College of Physicians and from Society for Endocrinology (November 2022) guidelines for testosterone replacement therapy in male hypogonadism, older men whose testosterone levels have dropped over the years should only be given TRT to treat sexual dysfunction.16

TRT preparations come in a variety of formats including gels (on arms, shoulders and thighs, e.g., AndroGel, Testim, and nasal, e.g., Natesto), intra-muscular (depo-testosterone, Aveed) and subcutaneous (depo-testosterone) injections, dermal patch (Androderm), lozenge between gum and lip (Striant), and implants (Testopel). The choice may depend on convenience, cost and insurance coverage, and availability (especially in the US). The various formulations can require special precautions, for example, after a gel application, to ensure the product is properly absorbed into the skin, the advice is not to shower or bathe for several hours. Furthermore, the side effects from gels include skin irritation and the possibility of transferring the medication to another person (e.g., partner, child).

What are the benefits of increasing levels of testosterone in males?

Testosterone can help counter the signs and symptoms of male hypogonadism, such as decreased sexual desire, decreased energy, decreased facial and body hair, and loss of muscle mass and bone density, and is claimed to improve mood, behavior and cognition. As previously highlighted, TRT is not currently authorized (in the US or elsewhere) to be prescribed for these conditions, with any treatment regarded as ‘off-label’ (that is, using an approved product in an unapproved manner).

[16]	Testosterone Treatment in Adult Men With Age-Related Low Testosterone, January 21, 2020 Volume 172, Issue 2, https://www.acpjournals.org/doi/10.7326/M19-0882

[17]	https://oregonmanclinics.com/blog/trt/normal-total-testosterone-results-may-be-deceiving/

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Published articles suggest TRT also carries various risks, including:

•	increased production of red blood cells;

•	acne;

•	enlarged breasts in males (gynecomastia);

•	sleep disturbances;

•	prostate enlargement; and/or

•	limited sperm production.

In 2014, the FDA issued a safety bulletin on TRT as a result of an association between TRT and increased occurrence of heart attacks and strokes.

Future treatment options

Development of new treatments in this area is directed towards safer and more convenient forms of testosterone (e.g., Jatenzo, Tlando), Kyzatrex or novel products with an alternative mechanism of action and a potentially disruptive impact on the TRT market.

Regarding the latter category, the Company believes there is a clear opportunity for an oral, non-hormonal T-inducer to not only treat clinically confirmed cases of Low-T, but also to safely and effectively manage the situation in older men where testicular function declines gradually and moderately with age from the fourth decade.

Some investigators have pointed to a syndromic diagnosis in older men (Figure 13 below), based on clinical manifestations and repeated Low-T, caused by either organic hypogonadism or functional hypogonadism. The latter is present in the absence of organic pathology, but associated with obesity, comorbidities and medications. Decreased libido, erectile dysfunction, weak morning erection, and low serum testosterone levels (usually > 200 ng/dL) seem to define this syndrome.

Hypophysis
GnRH
anterior
GH
LDL
HDL
SHBG
Inhibition
Libido
• Redistribution of body adiposity
• ↑ Insulin sensitivity
Liver
LH (FSH)
Adiposity
Aromatization to E2
Testosterone
Erythropoiesis
Bone
Testicle
Muscle
Testosterone
Bone mass
Aromatization to E2
Skin (converting to DHT)
• Male Hair pattern
• Sebaceous secretion
Reproductive organs (conversion to DHT)
• Penis and scrotum
• Prostate and seminal vesicles
DHT: Dihydrotestosterone.
E2: Estradiol.

Figure 13: Male hypogonadism in older males

Source: Emiliano Corpas, S. Mitchell Harman, Ricardo Correa, Antonio Ruiz-Torres, Chapter 10 – Male Hypogonadism in Advanced Age: Physiology, Etiology, Diagnosis, and Functional Hypogonadism in the Elderly Endocrinology of Aging, Elsevier, 2021, Pages 371-406. https://www.sciencedirect.com/science/article/pii/B978012819667000010X

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This clinical picture of FH is potentially reversible. Lifestyle modifications, optimization of chronic diseases control, and specific end-organ dysfunction are the basis for FH therapy, without testosterone application. Testosterone treatment is currently only recommended and approved for OH. However, the TEAAM study has reported results of testosterone administration, in older men with Low-T, for no other reason than age.18

To date, few trials have been of sufficient size or duration to determine if testosterone therapy increases the risk of prostate cancer or cardiovascular issues. Furthermore, diagnosis of either OH or FH in advanced age is difficult because total serum testosterone is influenced by age and illnesses, and because free or bioavailable testosterone determinations are only reliable if carried out in specialized laboratories.

Testosterone Levels By Age

750
625
500
375
250
14
11.5
9
6.5
4
ng/dL
ng/dL
25-34
35-44
45-54
55-64
65-74
75-84
85-100
Age
Total Testosterone
Free Testosterone

Source: Vermeulen , A. (1996). Declining androgens with age: An Overview.

Figure 14: Testosterone levels by age

Source: Testosterone Therapy https://www.drugwatch.com/testosterone/19

Business Model and Growth Strategy

Through the Group’s ACE-167 peptide platform, the Group is developing what we believe to be a “first-in-class” candidate oral peptide therapeutic to induce endogenous testosterone production in testosterone-deficient males who also have clinical symptoms of Low-T.

Activities are currently in the pre-clinical phase with its lead candidate, ACE-167 (Indications: Low-T), with pre-IND-enabling studies and data collection planned to start following the appointment of CROs and CMO following the completion of this offering. A target entry into phase 1 clinical trial (FIM trial) is anticipated within approximately 24 months following the completion of this offering. The Group’s lead indication under development is the treatment of male hypogonadism using its ACE-167 peptide. In addition, under the terms of the USC agreement, Dr. Papadopoulos will continue to evaluate the efficacy of ACE-167 in a number of indications, where there is scientific evidence linking Low-T to conditions such as Klinefelter Syndrome, NAFLD and type 2 diabetes. Furthermore, in the longer term, the Group will be seeking to forge partnerships with academic institutions or pharmaceutical companies to evaluate the Group’s ACE-167 platform in diseases such as pre-diabetes, obesity and cachexia (in HIV and cancer patients).

The Group owns, through the assignment by McGill University to ABI the worldwide patent rights to Patent Family I and Patent Family II. As a result of such assignment, the Group agreed to pay a royalty of 3% of net in-market sales to McGill University (where the Group itself markets products based on IP assigned to ABI from McGill University) and 12% of all sub-licensing fees (where a sub-licensee markets products based on IP from McGill University).

[18]	Effects of Testosterone Administration for 3 Years on Subclinical Atherosclerosis Progression in Older Men. Basaria S et al. JAMA 2015 Aug 11;314(6):570-81, https://pubmed.ncbi.nlm.nih.gov/26262795/

[19]	Testosterone Therapy https://www.drugwatch.com/testosterone/

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The Group intends to operate through a virtual operation model whereby it contracts out IND-enabling activities and preliminary peptide production and formulation studies of the ACE-167 peptide. The Company believes that such a model allows the Group to minimize costs related to building research and development labs, hiring personnel and purchasing expensive equipment while reducing development risk.

Following completion of proof-of-concept studies in animal models appropriate for the disease under study and filing of method of use patents, the Group intends to follow an out-licensing model, with commercialization rights for its peptide pipeline in specific disease indication areas licensed to clinical development partners in return for a potential revenue stream, which usually is comprised of access fee and deal signature payment, clinical development milestone payments, market approval and launch milestones, and percentage royalty payments on in-market sales. The Group will be continually assessing the best timing for potential partnerships or out-licensing opportunities both for the male hypogonadism indication, which is the most advanced program, and for additional disease indications discussed in this Document.

In order to advance pre-clinical and IND-enabling activities towards transitioning ACE-167 to phase 1 clinical trial, the Company has raised approximately $2.9 million. Additional funding through the proceeds of this offering will be required to complete the pre-clinical and IND studies and commence the phase 1 clinical trials for ACE-167 (hypogonadism Low-T indication).

Workplan

The pre-IND workplan covering the indications for ACE-167 identified in Figure 15 below includes two key parallel workstreams (IND enabling studies – CRO/CMO and preclinical studies at USC) over an 18-month period following the completion of this offering. Figure 15 below summarizes the key milestones and approximate associated timelines over an 18-month period. We believe that the proceeds from this offering will be sufficient to fund the activities shown in Figure 15. Additional funds, currently estimated at $2.5 million, will be required to fund the clinical drug supply under good manufacturing practice and the phase 1 clinical trial of ACE-167.

Key Milestones Expected to Drive Value

1-6 months

- USC R&D Collaboration Agreement: studies in hypogonadal models
- Regulatory plan for hypogonadism indication
- Sign agreements with CRO and CMO
- Peptide production (20 gr) and oral pre-formulation
- Bioanalytical method development

7-12 months

- Drug metabolism & pharmacokinetics studies in 2 species (non-GLP)
- Peptide production (100 gr batch)
- Dose ranging studies 2 species (non-GLP)
- Prepare pre-IND package for meeting with FDA

13-18 months

- Initiate animal toxicology studies 28 days 2 species (GLP)
- Academic and/or Industry collaborations to explore additional indications linked to low T (e.g. obesity, cachexia)
- Initiate cGMP peptide manufacturing
- Initiate Drug product formulation

- **Our goal is to be transitioning to First in Man Phase I clinical trial within 24 months**
  - **Phase I clinical site has been identified with expertise in running T clinical trials**

ACESISBIOMED
TRANSFORMING MEN'S HEALTH
14

Figure 15: Key milestones and timeline

Source: Acesis internal analysis

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CMO/CRO activities

The Low-T indications of primary and secondary hypogonadism in males are currently at the most advanced stage of ACE-167’s development compared to the other indications being progressed by Dr. Papadopoulos for ACE-167. The development process for the Low-T hypogonadism indications is reliant on the CMO/CRO activities detailed below to progress these target indications:

○	Peptide production program at a CMO, which may include:

•	process development optimization for research and in the future for commercial production scales of high-purity peptide;

•	analytical development;

•	cost analysis, project overview, qualification reports on all CMO large scale peptide production; and

•	delivery of required peptide quantities for preclinical and pre-IND studies.

○	Pre-IND and IND-enabling studies at CRO(s), which may include:

•	toxicology (repeat dose) in two animal models;

•	non-GLP dose range finding and maximum tolerated dose (“MTD”) studies;

•	GLP-compliant definitive repeat-dose 28-day studies;

•	safety pharmacology; and

•	genetic toxicology.

CMO and CRO partners

The Group intends to work with one or more CMO and CRO partners, or companies that offer service functions, to enable the production of peptide quantities sufficient to complete the required IND-enabling activities ahead of requesting FDA approval to move into phase 1 clinical trial with ACE-167 (Indications: Low-T).

The CMO will be responsible for manufacturing ABI’s ACE-167 peptide allowing the Group to reach product scalability and ensure drug production specification and quality required by the regulatory agencies. The services for which the Group will engage a CMO under a commercial contract agreement include initial pre-formulation and formulation development, analytical method development, drug stability studies, pre-clinical drug batches and later on, production scale-up and preparing the appropriate documentation for the CMC submission to regulatory agencies and drug product for initiation of phase 1 clinical trials.

CMOs retain regulatory compliance under GMP, for example under FDA regulations, and will provide the Group with the flexibility for production capabilities and timely delivery of the Group’s peptide batches.

Biotechnology companies typically used to establish teams with staff dedicated to manufacturing capabilities for drugs in their pipeline, only to experience major delays or cancellations when their product candidate was delayed or even failed in certain phases of the research and development. Working with a CMO limits such financial risk and investment in resources that are beyond the current working capital of the Group.

The partnerships which the Group forms with organizations such as USC, CMOs and CROs will obviate the need for setting up an extensive and specialized group of scientific personnel so that the Group’s working capital can be deployed exclusively for executing the Group’s operational plan.

The Group intends to enter into an agreement with CRO(s) to evaluate the Group’s peptide drug candidate and test it extensively in pre-IND enabling studies. This will involve in vitro and in vivo (relevant animal models) experiments to obtain data for toxicity, pharmacokinetics and efficacy in order to de-risk the drug candidate prior to testing in human subjects and enable an IND filing. This should be followed by requesting approval from the FDA or other regulatory agencies to transition to phase 1 clinical trial. The IND-enabling studies need to be performed under GLP as required by the regulatory agencies.

The CMO activities aim to support the preparation of a CMC dossier. It is anticipated that the CMC dossier will, pursuant to industry and regulatory standards, include detailed information on the peptide formulation and its analytical validation, details about ACE-167’s (Indications: Low-T). The CRO activities will entail studies and data gathering on metabolism and pharmacokinetics (in a minimum of two animal species), with additional supporting data on the peptide’s, including animal toxicology, genetic toxicology and safety pharmacology with specified sections which are validated under GLP standards, and which will populate the IND documentation.

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The Group may also enter into collaborative research and development agreements to ensure that its research is maintains a high level of quality and conforms with the guidance and requirements of regulatory agencies for data, process and drug candidate specifications. Such collaborations may include academic investigators and labs which have specialist expertise in areas of animal models and/or knowledge of diseases in which the Group’s treatments may have applicability, such as in prediabetes, obesity and cachexia.

In the future, another area of collaboration for the Group may involve partners such as biotechnology or pharmaceutical companies for transitioning its drug pipeline from pre-clinical to clinical testing e.g., for obesity and cachexia indications. The process for obtaining marketing authorization by regulatory agencies involves the completion of clinical trials which is the process by which the necessary data is provided to prove that a drug is safe to be used in humans and is efficacious.

The Group intends to ensure that it retains a continuous, close project oversight of the above partnerships to ensure correct assignment of any intellectual property that is produced, and compliance with target timelines, cost and product quality and data security outlined in the applicable contracts. It is the intention of the Group that key team members from the Group will be identified and additional staff or consultants hired in the critical functions of project management, regulatory expertise and medical program oversight, as required.

Program Overview and Product Pipeline for evaluating ACE-167 in additional low-T indications

The Group is developing the ACE-167 peptide as a platform drug that can be used in a number of indications beyond male hypogonadism, where there is scientific evidence linking Low-T to conditions and comorbidities/diseases such as Klinefelter Syndrome, NAFLD, pre-diabetes/type 2 diabetes, obesity and cachexia (in HIV and cancer).

Klinefelter Syndrome

Klinefelter Syndrome is a genetic disorder where boys have an extra X chromosome which may result in infertility, hypogonadism, gynecomastia and cognitive impairments. It affects one in approximately five hundred to one thousand boys and men11.

In about 10% of cases, only some of the cells have an extra X chromosome; this is known as mosaic Klinefelter Syndrome, and it tends to have milder symptoms. The syndrome is a mix of genotypes which, based on the low prevalence, is considered to be a rare disease. Furthermore, the “mosaic” characteristics of the syndrome is further evidenced by the increased frequency of other diseases and medical conditions associated with Klinefelter Syndrome. Approximately 50% of individuals with Klinefelter Syndrome will develop metabolic syndrome, which is a combination of at least three of the following: type 2 diabetes, high blood pressure, increased belly fat, high cholesterol and triglycerides. It is estimated that 10%-39% of men with Klinefelter Syndrome have type 2 diabetes. Individuals with this condition are also at an increased risk of developing autoimmune disorders such as rheumatoid arthritis, systemic lupus, and Sjogren Syndrome. Fractures are another regular occurrence due to weakened bones (osteoporosis). Boys and men with Klinefelter Syndrome have a 2-to-40 fold increased risk of suffering bone fractures.

In some cases, the symptoms of the condition are so mild that the condition is not diagnosed until puberty or adulthood, and it is believed that up to 75% of affected men and boys are never diagnosed. Some of the physiological problems associated with the condition can be treated with TRT initiated at puberty. However, the administration of testosterone further suppresses already impaired spermatogenesis in patients with Klinefelter Syndrome. An orphan designation allows a pharmaceutical company to benefit from incentives from the EU, such as reduced fees and taxes and protection from competition once the medicine is placed on the market. Orphan drug development is subsidized by US and European agencies, and the Company believes that the Group may qualify for an accelerated development of its peptide treatment for this condition. Dr. Papadopoulos will be testing ACE-167 in animals via in vitro and in vivo studies. For further development, the Group intends to (i) test ACE-167 in cells collected from Klinefelter patients with the initial aim for the Group to submit an orphan drug designation request to the FDA or the European Medicines Agency and (ii) partner with Klinefelter disease foundations and companies that specialize in developing orphan disease interventions. The Company believes that an ACE-167 drug candidate may be a better solution for these patients given the side effect of infertility caused by current treatments. The Group, with the advice of the SAB and the network of Dr. Papadopoulos, intends to select the appropriate subject(s) with more pronounced symptoms for the disease for study and the effectiveness of the Group’s ACE-167 peptide in inducing steroidogenesis.

Type 2 diabetes: A third of men with type 2 diabetes have hypogonadotrophic hypogonadism (HH) and associated increased risk of cardiovascular and all-cause mortality. Men with HH are at increased risk of developing incident type 2 diabetes. Men with type 2 diabetes often experience low levels of testosterone, which can lead to higher rates of comorbidity and mortality. Research on testosterone therapy has demonstrated significant improvements in areas such as sexual function, quality of life, glycemic control, anemia, bone density, and the distribution of body fat and lean muscle mass. TRT can improve glycemic control and hormone levels, as well as lower total cholesterol, triglyceride, and LDL cholesterol levels while raising HDL cholesterol in hypogonadal type 2 diabetes patients. To this end, TRT is recommended in addition to standard diabetes care. One-year TRT can improve sexual function and glycemic control among hypogonadal men with type 2 diabetes. Two long-term studies with testosterone have shown that testosterone causes marked weight loss, with loss of adiposity with a concomitant reversal in prediabetes20 and diabetes21. While research shows that exogenous testosterone treatment can lead to reductions in fat mass, increases in muscle mass, and improvements in insulin resistance, most randomized controlled trials do not consistently report benefits on glycemic control. Furthermore, large, well-designed clinical trials are necessary to better understand the benefit-risk ratio of testosterone treatment in men with type 2 diabetes22.

Non-alcoholic fatty liver disease (NAFLD): NAFLD impacts over 100 million Americans. There is no available treatment for non-alcoholic fatty liver disease, which is a prevalent condition among individuals with diabetes. Long-term testosterone therapy may potentially affect nonalcoholic fatty liver disease (NAFLD) due to its myogenic and anti-inflammatory effects. A double-blind, placebo-controlled study was conducted on 55 men with obesity, functional hypogonadism, and type 2 diabetes. Participants were randomly assigned to a testosterone group or a placebo group and were measured for various parameters at baseline, 12 and 24 months. The liver assessment showed improvement in NAFLD grades after two years of testosterone replacement therapy. The findings suggest that long-term testosterone therapy in hypogonadal men with type 2 diabetes and NAFLD is associated with significant improvements in metabolic parameters and liver function. The anti-inflammatory effects of testosterone, in conjunction with reductions in body weight and waist circumference, may improve metabolic and liver function. The mechanisms underlying the reduction in fat hepatic and other sites are not clear, but the insulin sensitizing and anti-inflammatory effects of testosterone may contribute to this effect. A study found that in men with type 2 diabetes, the risk of non-alcoholic fatty liver disease (NAFLD) decreased as their total testosterone concentration increased. Studies have previously shown that testosterone treatment for 6 months can reduce adiposity and increase lean body mass. Now, it appears that prolonged treatment has even more benefits, especially for the more than 100 million Americans affected by NAFLD who currently have no effective treatment options. Treating hypogonadism in these patients with testosterone may be a two-for-one solution, as it could prevent the progression of NAFLD to more serious conditions like nonalcoholic steatohepatitis, cirrhosis, and hepatocellular carcinoma.

Although the exact mechanisms behind testosterone's reduction of fat in the liver and other areas are unclear, some evidence suggests that its insulin-sensitizing and anti-inflammatory effects may contribute. One study found that testosterone may also inhibit the incorporation of dietary fat into visceral adipose tissue. Additionally, two long-term studies have shown that testosterone can lead to significant weight loss, along with a reversal of prediabetes and reduction in adiposity23.

Obesity: The global increase in obesity has become a major public health concern, with 1.9 billion people being overweight and 650 million being obese in 2016. Globally, the prevalence of obesity has nearly tripled since 1975, with about 13% of adults being obese, and it will continue to rise rapidly in the next years. Indeed, one in five adults are predicted to have obesity by 2025 (Worldwide Trends in Body-Mass Index, Underweight, Overweight, and Obesity from 1975 to 2016: A Pooled Analysis of 2416 Population-Based Measurement Studies in 1289 Million Children, Adolescents, and Adults. Lancet 2017, 390, 2627–2642). Obese males experience altered sperm parameters, reduced testosterone, increased estradiol, hypogonadism, and epigenetic modifications that can be transmitted to offspring. There is evidence suggesting an inverse relationship between obesity and testosterone in men, and that this relationship is influenced by a bidirectional mechanism. Adipose tissue, particularly visceral fat, can convert testosterone to estrogen, which can then contribute to further fat deposition. Additionally, as fat mass increases, adipocytokines and insulin resistance can inhibit testosterone production, leading to lower testosterone levels. This low testosterone state can then contribute to further fat accumulation, particularly in visceral fat depots.

[20]	Yassin A, et al. Diabetes Care. 2019; doi:10.2337/dc18-2388

[21]	Haider KS, et al. Diabetes Obes Metab. 2020; doi:10.1111/dom.14122

[22]	Testosterone Therapy in Men With Hypogonadism Prevents Progression From Prediabetes to Type 2 Diabetes: Eight-Year Data From a Registry Study, Diabetes Care 2019;42(6):1104–1111, https://doi.org/10.2337/dc18-2388; Treatment with Testosterone Therapy in Type 2 Diabetic Hypogonadal Adult Males: A Systematic Review and Meta-Analysis Clin Pract., 2023 Mar 20;13(2):454 469, doi:10.3390/clinpract13020041; Nutrients 2022 Dec 20;15(1):9. doi: 10.3390/nu15010009. Higher Serum Testosterone Level Was Associated with a Lower Risk of Prediabetes in US Adults: Findings from Nationally Representative Data

[23]	Ther Adv Endocrinol Metab. 2022 Jun 24;13:20420188221106879. doi: 10.1177/20420188221106879. Relationship between total testosterone, sex hormone-binding globulin levels and the severity of non-alcoholic fatty liver disease in males: a meta-analysis; Int J Endocrinol 2022 Aug 27;2022:8509204. doi: 10.1155/2022/8509204. Low Serum Total Testosterone Is Associated with Non-Alcoholic Fatty Liver Disease in Men but Not in Women with Type 2 Diabetes Mellitus; World J Hepatol 2022 Apr 27;14(4):754-765. doi: 10.4254/wjh.v14.i4.754. Testosterone therapy reduces hepatic steatosis in men with type 2 diabetes and low serum testosterone concentrations; https://www.healio.com/news/ endocrinology/20210601/ long term-testosterone-therapy-may-improve-nafld-symptoms-in-men; (Dhindsa S, et al. Diabetes Care. 2016; doi:10.2337/dc15-1518); (Marin P, et al. J Clin Endocrinol Metab. 1995; doi:10.1210/jcem.80.1.7829619; Yassin A, et al. Diabetes Care. 2019; doi:10.2337/dc18-2388; Haider KS, et al. Diabetes Obes Metab. 2020; doi:10.1111/dom.14122

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Testosterone replacement therapy has been shown to have positive effects on body fat mass, waist circumference, muscle mass, and cardiometabolic risk factors in hypogonadal men. The prevalence of hypogonadism in normal-weight adult males is around 32%, while about 75% of subjects with severe obesity (BMI > 40 kg/m2) have hypogonadism.

The long-term effects and potential risks of TRT need to be further studied in well-designed randomized controlled trials. The underlying mechanistic actions of testosterone in the pathogenesis of obesity are still being studied, but evidence suggests that testosterone may have tissue-specific effects on cellular metabolism, affecting enzymes and signaling pathways that can enhance energy balance, improve lipid and glucose uptake, utilization, and storage, and reduce adipose and ectopic fat accumulation.

Therefore, while more research is needed, there is enough supportive evidence to consider testosterone replacement therapy as a potential component in obesity therapy for men. In summary, obesity and hypogonadism are closely linked and represent significant public health concerns. While TRT is an effective therapeutic option for improving hypogonadal symptoms and reducing adiposity, it is important for men to discuss the potential risks and benefits with a healthcare provider and undergo appropriate monitoring. Lifestyle modifications such as diet and exercise should also be considered as important components in the management of obesity and hypogonadism.24

Cachexia in cancer: Cancer cachexia is a significant complication affecting a large percentage of cancer patients, affecting about 50–85% of cancer patients, according to cancer type and stage and leads to death in 20–30% of all cancer patients (Inter-tissue communication in cancer cachexia. Nat. Rev. Endocrinol. 15, 9–20). Cachexia is a degenerative body condition that leads to the loss of skeletal muscle and fat, resulting from an energy imbalance caused by decreased nutritional intake and metabolic disruption. Cancer cachexia reduces quality of life, cancer treatment options, and contributes to cancer-related morbidity and mortality. The effectiveness of testosterone replacement therapy in male advanced cancer patients with hypogonadism was tested over 7 weeks of testosterone supplementation which improved weight loss and increased lean body mass, leading to clinically meaningful improvements in patient quality of life and physical performance. Testosterone therapy did not increase survival, but it was not associated with adverse events or safety concerns in either men or women. Addressing cancer cachexia and hypogonadism in cancer patients to improve quality of life and physical performance with Testosterone therapy may be a potential treatment option, but further research is needed to determine its efficacy and safety in this population.25

Cachexia in HIV: The prevalence of testosterone deficiency in the HIV population is high with hypogonadotropic dysfunction being responsible for most cases and ranges from 16 to 54%, as slightly different criteria are adopted in different studies. There is an increased prevalence of hypogonadism in young to middle-aged HIV-infected men compared to uninfected men, and measuring only total testosterone (TT) levels may not be enough to detect this comorbidity. Reduced T levels may reflect poor disease control and be related to CD4+ cell count. Androgen supplementation in HIV-infected men can impact body composition, particularly the lean mass compartment, and may lead to a mild improvement of some body composition parameters, although this is not always predictable. There is a lack of long-term data on the effects of androgen administration in HIV-infected men, and since these patients are generally frail, a personalized and tailored therapeutic approach is necessary. As with all T administration adverse effects associated with anabolic androgenic therapy must be carefully considered in this patient population.

[24]	Testosterone and obesity, https://pubmed.ncbi.nlm.nih.gov/25982085/; The Long Haul: Treating Men with Obesity with Testosterone; https://endocrinenews.endocrine.org/the-long-haul-treating-men-with-obesity-with-testosterone; Testosterone Levels Improve in Obese Men Following a Common Weight-Loss Operation, https://www.facs.org/media/press-releases/2015/morton; Cureus 2022 Oct 27;14(10):e30770. doi: 10.7759/cureus.30770. Obesity: A Doorway to a Molecular Path Leading to Infertility;
[25]	A randomized trial of adjunct testosterone for cancer-related muscle loss in men and women Journal of Cachexia, Sarcopenia and Muscle; Heidelberg Vol. 9, Iss. 3, (Jun 2018): 482-496); (Testosterone Replacement Therapy in Men With Hypogonadism and HIV/AIDS: Results From the TRiUS Registry https://doi.org/10.3810/pgm.2013.03.2638; A randomized trial of adjunct testosterone for cancer-related muscle loss in men and women; https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5989774/pdf/JCSM-9-482.pdf; Androgen replacement therapy for cancer-related symptoms in male: result of prospective randomized trial (ARTFORM study); https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8350213/pdf/JCSM-12-831.pdf

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In Figure 16 below, the Company has set out the use of ACE-167 and various phases of development in respect of hypogonadism indication and in additional diseases where there is evidence between low T levels. Because of the scientific and clinical evidence linking low T in a number of indications the Company is planning to transition directly to preclinical animal studies for testing the efficacy of ACE-167.

It should be noted that upon successful phase 1 clinical trials for male hypogonadism, the Group will likely be required to demonstrate eugonadal (healthy) levels of testosterone (in adult hypogonadal males), which is likely to require phase 2 and phase 3 clinical trials. Completion of phase 1, 2 and 3 clinical trials will require additional funding beyond that of the net proceeds of this offering.

Although a portion of the net proceeds derived from this offering will be used to advance other indications such as Klinefelter Syndrome, NAFLD and type 2 diabetes (research at USC under a research agreement) these indications are unlikely to be progressed beyond the stage proof of concept with the available funding and, following advanced IND studies and phase 1 clinical trials, will likely require additional secondary endpoints in an expanded phase 2/phase 3 program. Such clinical trial programs can be both costly and lengthy and the Company will need to raise further funding, beyond the net proceeds of this private placement offering, to develop any trial programs to completion and/or forge partnerships with pharmaceutical or biotechnology companies in these disease indications or out license to 3rd parties to continue such development.

Product Pipeline

In addition to the lead candidate platform ACE-167, the Group’s patent families cover several other synthetic derivative tetrapeptides which elicit a biological response in increasing endogenous levels of testosterone and can be used as alternative candidates for higher testosterone induction if it is deemed necessary for certain indications under research or out licensed to third parties.

PIPELINE

Orally bioavailable ACE-167 Peptide Platform Developed for Several Indications

INDICATION	CONCEPT/DISCOVERY	PRECLINICAL proof-of-concept in relevant animal models (estimated completion)	Pre-IND & IND Enabling studies	Phase I Clinical trial	VALUE ADDED EVENT
PRIMARY & SECONDARY Male Hypogonadism	COMPLETED		~18 months	~ 24 months	• Peptide manufacturing • Pivotal animal trials • IND submission to FDA ~ 20-22 months
USC PARTNERSHIP					
Klinefelter Syndrome (genetic subsets as orphan disease)		16 - 18 months	>24 months	*	• Seek orphan drug designation
NAFLD (non-alcoholic fatty liver disease)		18 - 20 months	>24 months	*	• Partnership with USC, effective upon IPO; use of proceeds will fund the preclinical animal work • Pre-IND & IND studies will require additional funds
Diabetes type II		18 - 20 months	>24 months	*	
PARTNERSHIP / OUTLICENSING OPPORTUNITIES					
Overweight/Obesity		12 - 18 months	> 24 months	•	• Initiate partnerships w/ academic or industry partners
CACHEXIA • Cancer • HIV		12 - 18 months	> 24 months	•	• Grants or funds from out-licenses to support such studies

Acesis' clinical lead ACE-167 peptide is being developed as a platform product candidate to be evaluated across many disease indications where there is strong scientific evidence linking low T to conditions such as NAFLD, obesity and type II diabetes and as per list above; ACE-167 is targeting the same "protein to protein interaction" of 14-3-3ε with VDAC1, across all proposed indications with the biological effect to restore/increase endogenous low T levels.

Starting of timelines triggered after successful closing of financing; The USC partnership will be funded from the use of proceeds of the current offering; * Additional clinical trials & funding will be required for testing Acesis's drug candidate(s) in all indications other than the primary & secondary indication;

ACESISB OMED
TRANSFORMING MEN'S HEALTH

Figure 16: ACE-167 Target indications for ACE-167 and estimated pre-clinical / early clinical timings with timelines commencing from closing of the current offering.

Source: Acesis internal analysis

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Scientific Overview of Low-T Treatments and ACE-167

Over the last decade Dr. Papadopoulos and collaborators established that cholesterol is the main precursor of testosterone, and that cholesterol transport into mitochondria in the testes is the rate-limiting step in steroidogenesis. This transport is under hormonal control and actioned by a multiprotein complex called the ‘transduceosome’. Furthermore, it provided a better understanding of the HPG axis and the underlying mechanisms for testosterone production in the Leydig cells as an alternative to conventional (externally applied) TRT, with components of the ‘transduceosome’ as well as a ‘metabolon’ complex identified to be critical for testosterone formation and importantly, as suitable potential candidates for therapeutic intervention26.

Dr Papadopoulos’ team demonstrated in pre-clinical studies that the components, translocator protein (“TSPO”) and voltage-dependent anion channel 1 (“14-3-3e-VDAC1”), interact to reduce (negative regulation) cholesterol transport into the mitochondria, limiting the production of testosterone. However, using fusion peptides initially (to promote cell entry), and choosing peptides with sequences that mimicked the part of the VDAC1 sequences (having important binding serine residues at positions 35 and 167 (TVS35 and TVS167) to disrupt the TSPO-VDAC1 interactions allowed increased testosterone formation both in vitro and in vivo, as well as suggesting a potential new treatment opportunity for the treatment of androgen deficiency in hypogonadal men27.

That is, increasing intratesticular and serum testosterone levels by stimulating the Leydig cells (directly) should result in physiological regulation of testosterone, similar to the normal negative feedback effect on LH. This is in stark contrast to exogenous administration of testosterone. Advantages of this approach include:

•	stimulating the Leydig cells and not eliciting significant fluctuation in testosterone levels;

•	unlikely to result in testosterone transfer to others;

•	preservation of fertility through not shutting down the HPG axis; and

•	potentially enhanced spermatogenesis.

[26]	Yasaman Aghazadeh, Barry R. Zirkin, Vassilios Papadopoulos, Chapter Seven - Pharmacological Regulation of the Cholesterol Transport Machinery in Steroidogenic Cells of the Testis, Editor(s): Gerald Litwack, Vitamins & Hormones, Academic Press, Volume 98, 2015, Pages 189-227

[27]	Aghazadeh et al, Induction of Androgen Formation in the Male by a TAT-VDAC1 Fusion Peptide Blocking 14-3-3ε Protein Adaptor and Mitochondrial VDAC1 Interactions Molecular Therapy vol. 22 no. 10, 1779–1791 oct. 2014

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Importantly, Dr. Papadopoulos showed that selected peptides rescued intratesticular and serum testosterone formation in adult male rats treated with a GnRH antagonist (like cetrorelix). In these pre-clinical studies, osmotic pumps were able to deliver peptides to the testes. Cetrorelix was used to mimic TRT treatment which acts to negatively regulate GnRH secretion and shut down LH and FSH secretion, as well as endogenous testosterone production. This rescue model demonstrated that TVS167 peptide (1st generation fusion peptide) induction of testosterone in vivo is LH-independent (unlike the situation with conventional TRT). Similarly, the selectivity for increased testosterone levels (in rats) without inducing corticosteroid levels demonstrates a marked specificity of TVS167 for maintaining testicular function and testosterone formation without affecting the adrenal steroidogenesis pathway.

Further characterization of the 14-3-3e binding site on VDAC1 using fusion peptides of varying length was able to elucidate the testosterone inducing peptide’s MOA (as described in Figure 14).

ACESIS'S PEPTIDE - T MODULATOR

PROPOSED MODE OF ACTION

1 Mitochondrial Membrane
Inner
Outer
VDAC1
TSPO
C
P
T
2 Mitochondrial Membrane
14-3-3ε
3 Mitochondrial Membrane
ACE-167

1

Cholesterol (C) is imported from cytosol to the outer membrane and transported across the membrane by TSPO in conjunction with VDAC1 to the inner membrane to produce pregnenolone (P) which will become testosterone (T).

2

Active steroidogenesis is stopped via a feedback loop when 14-3-3ε moves to the mitochondria and binds to VDAC1 stopping cholesterol import via TSPO.

3

Acesis' peptide interrupts the 14-3-3ε - VDAC1 interaction and restores the cholesterol import via TSPO. Steroidogenesis resumes and testosterone (T) concentrations increase.

ACESISBIOMED
TRANSFORMING MEN'S HEALTH

Figure 17: ABI candidate peptide therapeutic – Proposed mechanism of action. Based on the data presented below the following has been devised for the induction of mitochondrial steroidogenesis via the action of ACE167. The molecular cooperation among the voltage-dependent anion channel 1 (VDAC1) and the 18-kDa translocator protein (TSPO) is driving cholesterol import into mitochondria, where cholesterol is metabolized to pregnenolone (Papadopoulos et al. Translocator protein-mediated pharmacology of cholesterol transport and steroidogenesis. Molecular and Cellular Endocrinology 2015; 408:90–98). Pregnenolone is metabolized to testosterone by enzymes in the endoplasmic reticulum (Lu, Zirkin and Papadopoulos, 2018). The rate-limiting step in steroid formation is the availability of the substrate cholesterol (Crivello JF and Jefcoate, CR (1980) J. Biol. Chem. 256, 8144-8151; Hall, PF (1985) Recent Prog. Horm. Res. 41, l-39; Papadopoulos V and Miller WL Best Pract Res Clin Endocrinol Metab. 2012 Dec;26(6):771-90.). During hormone stimulation, the mitochondrial recruitment of 14-3-3e prevents the functional interaction between VDAC1 and TSPO, thereby allowing steroidogenesis to occur at a certain needed pace and blocking the formation of excessive amounts of pregnenolone and thus testosterone (Aghazadeh 2014) that will be detrimental to health. ACE167 blocks the interaction between 14-3-3e and VDAC1, facilitating the interaction between TSPO and VDAC1, thus allowing large amounts of cholesterol to enter the mitochondria to be metabolized to pregnenolone leading to increased testosterone formation (Aghazadeh, 2014). Through a series of in vitro (Aghazadeh et al 2014), ex vivo (Aghazadeh et al 2014), and in vivo (Aghazadeh et al 2014; Martinez-Arguelles et al. 2023) studies we demonstrated the efficacy and specificity of ACE176 in inducing testosterone formation by the Leydig cells. The cited references present in vitro and in vivo data with all statistical analyses.

Dr. Papadopoulos (Aghazadeh et al 2014) reported that 14-3-3ε protein adaptor binding to VDAC1 is a negative regulator of cholesterol import into mitochondria and testicular steroidogenesis. Cell penetrating peptides that block 14-3-3ε-VDAC1 interactions have been shown to induce T formation in vitro in rat testis (Aghazadeh et al., 2014b). In addition, the identified lead peptide TVS167 (later modified and renamed ACE-167) rescued intratesticular and serum T formation in adult male rats treated with GnRH antagonist, which dampened LH and T production (Aghazadeh et al., 2014). The VDAC1 14-3-3ε binding motif that contains S167 has a 100% across-species homology, including human. Thus, we postulated that it is highly probable that bioactive peptides can be developed and will also induce T formation in humans. In fact, surface mapping of 14-3-3ε indicated that TVS167 binds to the open structure of 14-3-3ε and blocks docking of 14-3-3ε to VDAC1 in all species (Aghazadeh et al., 2014) and we also showed that the interaction between 14-3-3ε and VDAC also occurs in human testis (Aghazadeh et al 2014). This suggests use of TVS-167 in vivo could recover the ability of dysfunctional LCs to form T without flooding the body with a long-acting synthetic T derivative and without administering LH-suppressive T. This work led to an extensive study on the in vivo effects of TVS-167 in normal and hypogonadal (hypophysectomized and aging rat) models as well as the development of the stable oral efficacious derivative ACE-167 (Martinez-Arguelles et al 2023).

TAT-VDAC peptides (TV) peptides penetrate rat testes and induce T production ex vivo and in vivo. ex-vivo experiment conducted on adult Sprague-Dawley rats with TAT-VDAC1 (TV) peptides TVS167 penetrated the testes and induced Leydig cell androgen formation. Testes were treated with 250 nM TV peptides for 90 minutes followed by treatment with or without hCG for 120 minutes. The results of the study showed that the TV peptides induced T production in a significant manner at least 2-fold over controls. To induce and maintain T production over longer periods, injected a 150-ng bolus of TV into one testis of each rat and surgically implanted Alzet mini-osmotic pumps containing water (TV peptide diluent), TVG167, or TVS167 in the abdomen and directed them to the injected testis with a small catheter. The contralateral testis served as a control. The pumps released 75 ng TVS/G167 (250 nM) over 24 hours, and T levels in interstitial fluid and serum, as well as circulating LH levels, were measured. The results of the study showed that animals treated with TVS167 had significantly higher levels of T (at least 2-fold over control levels) in interstitial fluid and serum, whereas LH levels were significantly reduced compared to controls. This suggested that TVS167 was an effective treatment candidate for inducing and maintaining T production in the testes.

The 1st generation lead peptide TVS167 (later modified and renamed ACE-167) rescued intratesticular and serum T formation in adult male rats treated with GnRH antagonist which dampened LH and T production (Aghazadeh et al., 2014) in a relevant and widely accepted model for hypogonadal studies. The gonadotropin-releasing hormone (GnRH) antagonist Cetrorelix was intraperitoneally injected into 60-day-old to 64-day-old rats at 0.4 mg/day for four days suppressing Completely T levels. Next, Cetrorelix was injected i.p. for 0-4 days while on day 3 animals were injected in one testis with 150 ng TVS167 and implanted with TVS167-releasing pump. Animals were sacrificed after 24 hrs. T levels increased by 12-, 8-, or 20-fold, respectively, in testes connected to a TVS167 pump, testes not connected to a pump (due to diffusion) and in both testes together. TVS167 treatment increased in a statistically significant manner circulating T levels by 5-fold.

(The experimental results presented above were examined for significance by two-tailed t-tests with GraphPad Prism software. In the ex vivo testes cultures, three and four animals were included for the control and TVS167 or TVG167 treatment, respectively (n=3 or 4). For bolus dose-response testicular injections, three animals were used for each dose (n=3). Five animals (n=5) were included for each pump installation of different groups involving water, TVS167, or TVS167-releasing pumps. Three animals (n=3) were included per group for i.p., injections of water or Cetrorelix. Six animals (n=6) were included per group for water or Cetrorelix injections, followed by water or TVS167 pump installation. *, p<0.05; **, p<0.005; ***, p<0.001.)

This work above led to extensive studies on the in vivo effects of TVS-167 in normal and hypogonadal aging rat models as well as the development of the stable oral efficacious derivative ACE-167 (Martinez-Arguelles et al 2023).

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TABLE: Peptide sequences used herein were composed of TAT sequence, glycine linker, and the VDAC1-derived CORE sequence shown in bold.

Derivatives of TV159-172 increased testosterone levels in Brown-Norway rats: Progressive single amino acid deletions from the N- and C- terminus was performed deriving peptides TV163-167 and TV162-166, peptides that contained 5 amino acids from the original 14 amino acid VDAC1-derived sequence contained in TV159-172 (all containing the same core VRTQ sequence). Brown-Norway rats were implanted with subcutaneous pumps delivering increasing doses of TV-peptides of the above peptides for 42 days. Testosterone measurements in blood plasma collected 1 week after implantation showed significant increases in testosterone levels in TV156-172, TV160-169, TV161-170, TV162-169, TV161-167, TV162-166. Pooling of all testosterone control data and from all rats treated with TV-peptides, independent of the dose, showed an increased dispersion in all the TV-peptides The pooled results showed that while the highest control reached 2.6 times those of the control average, rats receiving TV-peptides often had levels higher than 2.6-fold and, in some cases, upwards of 5 times those of control averages.

The deletion experiments showed that the shorter TV163-167 and TV162-166 peptides were steroidogenically active. TV163-167 and TV162-166 overlap at amino acids 163-166 whose RVTQ sequence corresponds to the weight of a small molecule of 503 Daltons. To test whether the tetrapeptide was steroidogenically active, Brown-Norway rats were subcutaneoulsy implanted with increasing concentrations of N163-166. Testosterone levels were measured 7 and 40 days after implantation, respectively. The results obtained show that N163-166 significantly increased testosterone levels at 309 ng/kg/day.

Oral testing of RVTQ core sequence derivatives in Brown-Norway rats: To ascertain whether the RVTQ (core four amino sequence sequence) or its modified derivatives can be delivered orally, an animal model was developed where various modifications could be screened efficiently so to identify those that were orally active. Modifications to the RVTQ core were tested in Brown-Norway rats aged 60 to 123 days old, which were gavaged in the morning, followed by jugular blood sample collection 2-3 hrs later. The RVTQ tetrapeptide was used as control and tested numerous modifications followed by pharmacokinetic and stability studies to identify the ideal candidate. The data obtained showed that RdVTQ (ACE-167) consistently and significantly increased plasma testosterone levels in dose-response experiments.

The chart above shows VDAC1-derived peptides increase plasma testosterone levels after gavage in Brown-Norway rats (550-620 mg/kg) of Normalized testosterone levels of all peptides in the order tested. Age of Brown-Norway rats during the experiments was 60-136 days-old; N = 8; results shown as mean ± SD; *p<0.05; **p<0.01; T denotes the order with which the peptides were tested.

Additional development activities

Follow-on work has been directed at developing peptides with simpler molecular structures for stimulating endogenous testosterone production – the latest series of peptides comprise only four amino acids (second generation non-fusion peptides).

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This series of bioactive tetrapeptides has been investigated for a combination of factors to determine suitability for potential oral administration. The Group has selected its lead candidate platform, ACE-167, from a closely matching set of chemically modified tetrapeptides based on a series of pre-clinical studies and human histochemistry studies to elicit optimum testosterone induction, plasma stability and provisional indications of a likely effective dose for FIM studies, such that:

•	ACE-167 has a 1-hour half-life (t1/2) (this value is indicative of the time it takes for the amount of the peptide’s activity in the rat animal model tested to reduce by half; this activity was demonstrated to be sufficient to induce testosterone in this time window described below);

•	it induces at least a 2-fold increase of testosterone in young and old rats;

•	it demonstrates that maximum peptide concentration (Cmax) of 184 ng/ml and resulting Tmax reached in 30 minutes indicates potentially good bioavailability (for oral delivery); and

•	it requires an estimated effective dose of 550 µg/kg – equivalent to 40 mg dosing (likely twice per day) in men.

The above measurements collectively have demonstrated sufficient efficacy for eliciting the required biological effect of ACE-167 in inducing endogenous testosterone production in the relevant animal models.

Additional in vitro human studies have identified the expected 14-3-3ε-VDAC1 interactions in testis tissue, with in silico ‘docking’ models confirming a likely stable molecular conformation between ‘S167’ peptide residue and human VDAC1, indicating a likely binding interaction (in order to allow cholesterol transport into the Leydig cells of the testes to allow testosterone production).

The Company’s hypothesis is that ACE-167 will potentially allow the human physiological testosterone concentration profile to change to mimic that of a young male rather than that of an older male – and ideally avoid any LH-negative feedback control (Figure 18) below. Figure 18 is from J Clin Endocrinol Metab56: 1278,1983. The study investigated the circadian rhythm and levels of total testosterone in 17 healthy young (mean age, 25.2 years) and 12 elderly men (mean age, 71 years) by collecting hourly blood samples for 24 hours. It was shown that the circadian rhythm in serum T levels that is observed in healthy young men was markedly attenuated or absent in healthy elderly men. The early morning rise in testosterone levels characteristic of young men was not present in old age. Overall, the study demonstrates a clear decrease in serum testosterone levels in healthy old men compared to those in young men and suggests that the absence of the early morning rise in T levels may be a key factor in this decline. The Company believes that a morning administration of ACE-167 would be optimal dosing (to be confirmed in clinical studies) to mimic the circadian cycle of LH and T.

Physiological considerations for testosterone recovery treatment

Best therapeutic time
Use with caution
Suboptimal therapeutic time
Testosterone (ng/dl)
800
700
600
500
400
0 2 4 6 8 10 12 14 16 18 20 22 24
Time of day
Young
Old

Figure 18: The Company believes that a morning administration of ACE-167 would be optimal dosing (to be confirmed in clinical studies). This approach is designed to mimic the circadian cycle of endogenous LH and TSource: Acesis data

Key selling point of ACE-167

Figure 19 shows the anticipated characteristics the product candidate ACE-167 as compared with the characteristic of existing marketed TRT products.

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COMPARISON OF ACESIS' NOVEL SOLUTION WITH MARKETED LOW T TREATMENTS

Attribute	Acesis' Peptide	Marketed T products
Active compound	Peptide (non-steroidal)	100% Anabolic steroids Steroidal side effects, carry FDA Black Box Warning *
Intervention	T Restoration (Induces the body to recover T)	100% T Replacement (Introduces excess exogenous T)
Administration	Oral	95% Transdermal , Injections etc.
Abuse/Misuse	None expected given the novel mechanism of action	100% Possible steroidal abuse

Unmet Market Need for a Novel Intervention

*"A black box warning is the FDA's most stringent warning for drugs and medical devices on the market alerting the public and health care providers to serious side effects, such as injury or death" https://www.drugwatch.com/fda/black-box-warnings/

ACESIS BIOMED
TRANSFORMING MEN'S HEALTH

Figure 19: Forward looking comparison of ACE-167 with conventional marketed TRT products

Source: Acesis analysis

These characteristics, that eventually will include all the pre-clinical and clinical evidence for ACE-167 (and other portfolio compounds in separate indications), form the basis for a Target Product Profile (“TPP”), which the Company believes should prove to be a valuable internal ‘road map’ in discussions with the FDA and other regulators regarding the Group’s development plans and goals (particularly for orphan drug status (“ODS”) discussions). The TPP, to be formulated in the future, is intended to facilitate the complicated path that ends at the approval and the Company believes this should support an optimal ‘use’ label for a safe and effective marketed drug product.

The Company believes that TPP is also key to benchmarking clinical development products to current marketed ones in determining potential market access strategy and identifying optimal licensing/marketing partners and deal metrics.

Investment Case

The Company’s mission is to transform the treatment of Low-T in males, using non-hormonal, orally administered, peptide therapeutics. The aim is to provide a more targeted, effective and safer alternative compared to conventional treatments, which mainly consist of intramuscular testosterone injections or applying external testosterone gels, ointments, creams, patches and more recently oral formulations.

Low-T symptoms and medically approved TRT has a commercially significant potential with a US$2 billion to US$3 billion worldwide market opportunity28, 29, 30.

The US is the biggest TRT market (estimated at over US$455.6 million in 2020) with a range of branded and generic testosterone treatments. The market has been subject to a number of important trends over the past 10 years, including the entry of generics, the debate over medically inappropriate TRT (overtreatment) and negative regulatory opinion concerning potentially increased risk of heart attacks. Non-US markets are expected to grow due to approvals in additional target populations (aging - LOH, young adults), convergence of experts’ opinion about value of normal testosterone levels in men’s well-being, lack of innovation and Black Box warning. “Black Box warning,” is the strongest warning FDA requires, indicating that a drug carries a significant risk of serious or even life-threatening adverse effects. For example, some of marketed testosterone formulations in their labelling contain the Black Box warning for elevations in blood pressure, which can increase the risk of myocardial infarction, stroke, and cardiovascular death. Restraining factors of TRT market expansion include the high possibility of side effects associated with testosterone replacement therapy and expiration of key patent.

[28]	https://www.prnewswire.co.uk/news-releases/sizeable-numbers-to-endorse-benefits-and-efficacy-of-umbrella-of-hormone-replacement-therapies-underscores-growth-in-testosterone-replacement-therapy-market-valuation-projected-to-touch-us-2-2-bn-by-2027-says-tmr-819153496.html

[29]	https://www.globenewswire.com/news-release/2021/05/26/2236507/0/en/Global-Androgen-Replacement-Therapy-Market-to-Surpass-US-3-317-6-Million-by-2028-Says-Coherent-Market-Insights-CMI.html

[30]	https://www.coherentmarketinsights.com/market-insight/androgen-replacement-therapy-market-3787

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Key players in the global TRT market include: AbbVie Inc., Acerus Pharmaceuticals Corp., Acrux Ltd., Actiza Pharmaceutical Pvt. Ltd., Antares Pharma Inc., Aytu BioPharma Inc., Bausch Health Co. Inc., Bayer AG, BIOTE MEDICAL LLC, Cipla Ltd., Eli Lilly and Co., Endo International Plc, Novartis AG, Pfizer Inc., Sun Pharmaceutical Industries Ltd., Teva Pharmaceutical Industries Ltd etc.

A major opportunity for drug developers in this market is to introduce a therapy that can induce production of increased levels of testosterone in Low-T individuals without the side effects and inconvenience of conventional (exogenous) treatments, preferably through oral administration. The Group’s ACE-167 (Indications: Low-T) candidate has demonstrated a MOA with encouraging pre-clinical data to potentially provide these advantages.

The Company believes that the Group’s key selling points are the current status of its science platform and intellectual property position, the expertise and experience of the Directors (in particular Dr. Papadopoulos, the SAB and its strategy to develop what the Company believes will be a portfolio of ‘first-in-class’ oral delivery, T-inducing peptide format molecular scaffolds, specific to a number of disease indications characterised by Low-T levels. The Company believes that the funds already raised combined with the net proceeds of this private placement offering will provide a significant opportunity for the Group to advance the required IND-enabling work in order to allow the Group’s lead candidate peptide, ACE-167 (Indications: Low-T), to enter phase 1 clinical trial (FIM study), within approximately 24 months post IPO with the intention of being in a position to commercialize the treatment within six to seven years (assuming an aggressive execution plan with no delays and availability of further funding to complete the IND-enabling studies and all subsequent phase 2 and phase 3 clinical trials).

The Group is targeting the market for Low-T across the male population which is believed to affect between 10% and 40% of males. Under-treatment is believed to be a rising problem due to prescribing restrictions as well as an increasingly aging male population with Low-T related comorbidities including obesity, diabetes and metabolic syndrome which are treated ‘off-label’ or not at all.

Opportunities in additional indications, including LOH, pre-diabetes/type 2 diabetes, fatty liver disease and obesity could also become a significant market opportunity for the Group in the future.

Recent launches of new oral testosterone formulations have the potential to drive market expansion (more due to lack of innovation than improved efficacy/safety – it is over 80 years since the initial isolation of testosterone and its use in TRT). The Company believes that the Group is developing a potentially disruptive technology (an oral endogenous T-inducer peptide therapeutic) to compete with testosterone products, but with enhanced commercial prospects based on safety and innovative MOA advantages compared to conventional exogenous testosterone formulations.

The Company believes that promotion from the newer oral (and nasal) testosterone forms should encourage switching to these newer formulations from existing topical and injectable forms. There remain, nevertheless, barriers to broader market access based on potential safety issues (notably a ‘Black Box’ warning regarding increased risk of heart attacks and strokes). This lack of a clear-cut market access advantage for new oral TRT has the potential to be favorable to the Group, with its novel MOA and oral administration potentially exhibiting a clear safety margin (and no Black Box warning) for treating clinical hypogonadism plus the potential for its treatment to be approved for LOH. The Directors believe that a potentially benign safety profile for ACE-167 should allow studies in additional Low-T indications/syndromes, an application for ODS (e.g., Klinefelter Syndrome) as well as attracting collaborator interest in a nascent product portfolio.

Market access and pricing are likely to be determined by clinical trial results and key opinion leader acceptance and promotion. The convenience of an oral therapy (administered once or twice daily), with no fasting or dietary restrictions, could potentially be a huge advantage in terms of achieving a high market penetration. Partnerships and collaborations will play a critical role for optimal commercial success.

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The US is expected to be the key market to demonstrate the Group’s product benefits, followed by Europe. However, pricing is significantly lower in Europe (for TRT) and a market access and pricing strategy for this, and other global regions, will be key to maximizing the product/indication revenue streams.

The Group’s Market, Development and Competition

Market Overview

From 2008 to 2012, spending on TRT in the US increased from US$1 billion to US$2 billion, and from 2003 to 2013 there was a fourfold increase in the rate of TRT in men aged 18 to 4531. However, in 2013 and early 2014, two studies reported an association between TRT and increased occurrence of myocardial infarction (heart attack) and stroke, prompting the FDA to issue a safety bulletin on January 31, 2014, and an update in 201532. Within the bulletin, the FDA commented that between 2009 and 2013, TRT had increased significantly, with the number of patients receiving a prescription for testosterone rising from 1.3 million to 2.3 million. Furthermore, the FDA observed that 70% of men who received testosterone were aged 40-64 with the most common reason for treatment given as ‘testicular hypofunction, not elsewhere classified’. Injectable formulations currently make up 70% of the market.

Predictably, the TRT market in the US and elsewhere declined significantly and the FDA has been highly vocal on what it sees as a lack of supporting clinical evidence for off-label uses. Currently, clinical hypogonadism is the only FDA-approved indication for TRT in men; it is not approved to treat age-related Low-T. However, although not indicated, TRT may produce a wide range of benefits for men with hypogonadism including improved libido and sexual function, bone density, body composition, mood, erythropoiesis, cognition, quality of life and cardiovascular disease33. In response, the FDA cautions that TRT use for age-related Low-T is off-label, and that questions about its risk versus benefit profile remain, with much of the body of current data in those indications presenting mixed results.

The global male testosterone market was valued at US$1.97 billion in 2021 and is expected to exhibit a 7.8% compound annual rate (2021-2028) and surpass US$3.32 billion by 2028 with forecasted continuous growth as the average global age increases34. Low-T is one of the common health problems among men aged between 40 years and 79 years. Testosterone levels decline with age, and it is estimated that there are over 480,000 new cases of Low-T present each year in men aged 40-69 years. The incidence of Low-T in men aged over 60 years is estimated to be around 20% of the male population, increasing to 30% of the male population over 70 years. The global prevalence of Low-T ranges from over 10% to 40% of the population35. It is estimated that the US market has a potential 14-20 million target population, of which only approximately 1.7-2.2 million are treated36,37,38. This is due to factors such as perceived risk of prostate cancer associated with current treatments and lack of screening/tests for Low-T. Therefore, market trend factors, which include new oral formulations (‘better’ safety profile, although still labelled with a Black Box warning), with their greater convenience, a rising incidence rate of Low-T, as well as increased screening, is expected to drive the growth of TRT products in the medium-term.

Additional indication markets

NAFLD: the global NAFLD market was estimated to be valued at US$17.43 billion in 2021 and is projected to reach a market value of US$62.06 billion by 203139. Approximately six million individuals in the US are estimated to have progressed to non-alcoholic steatohepatitis (“NASH”) and around 600,000 to NASH-related cirrhosis. In the US, NASH-associated cirrhosis is currently the third most frequent reason for liver transplantation and is predicted to become the leading cause as it is projected to overtake Hepatitis C as the leading cause of liver transplants in the US40.

[31]	Rao PK, Boulet SL, Mehta A, et al. Trends in testosterone replacement therapy use from 2003 to 2013 among reproductive-age men in the United States. J Urol. 2017;197:1121-1126

[32]	FDA Drug Safety Communication: FDA cautions about using testosterone products for low testosterone due to aging; requires labeling change to inform of possible increased risk of heart attack and stroke with use. www.fda.gov/Drugs/DrugSafety/ucm436259.htm

[33]	The benefits and risks of testosterone replacement therapy: a review (nih.gov)

[34]	https://www.coherentmarketinsights.com/market-insight/androgen-replacement-therapy-market-3787

[35]	https://www.transparencymarketresearch.com/testosterone-replacement-therapy.html

[36]	Acerus Pharmaceuticals Corporate presentation, June 2021

[37]	Clarus Therapeutics Corporate presentation, May 2021

[38]	Lipocine Corporate presentation, June 2021

[39]	https://www.globenewswire.com/en/news-release/2021/06/08/2243692/0/en/Non-alcoholic-fatty-liver-disease-market-worth-US-62-06-billion-by-2031-Visiongain-Research-Inc.html

[40]	https://www.ihealthcareanalyst.com/global-nonalcoholic-steatohepatitis-treatment-market/

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Type 2 diabetes: it is projected that the marketplace for type 2 diabetes in the US, France, Germany, Italy, Spain, the UK, Japan, India and China will grow from US$48 billion in 2019 to US$91.9 billion by 2029. The US market will contribute the most to the antidiabetic market's growth, contributing sales of up to US$57 billion in 2029 (62% of the global antidiabetic market)41. Major drivers for the type 2 diabetes market are the increasing prevalence of obesity, cardiovascular and kidney disease and the rise in type 2 diabetes-related comorbidities which has fuelled a more aggressive approach in treatment and the use of multiple-drug therapies41.

Obesity: there is scientific evidence that Low-T treatment prevents or reverses obesity and improves metabolic health. The global market for Obesity Treatment is estimated at US$63.62 billion in 2022, and is projected to reach a revised size of US$13.5 billion by 2028, growing at a CAGR of 13.4% during the forecast period 2022-2028.42

Cachexia in cancer patients: it has been reported that testosterone administration in cancer patients was associated with clinically meaningful improvements in patient quality of life and physical performance but did not increase survival43. The prevalence of cachexia is estimated to be 80% among the advanced stage cancer patients and responsible for around 20% of deaths among cancer patients globally. The global cancer cachexia market is projected to reach US$2.93 billion by 2027.44

Evolution of Low-T treatments

Recent commercial product launch activity in the US TRT market confirms the Group’s target Low-T replacement market and supports the strategic longer-term development as well as the commercial potential of the Group’s proposed peptide therapeutic.

Natesto (a testosterone nasal gel) was launched by Acerus Pharmaceuticals Corporation in the US (2014) and in Canada (2016) for TRT in adult males for conditions associated with hypogonadism. Natesto’s effectiveness and safety, particularly preserved sperm parameters ‘maintained in the normal range’, have helped it differentiate its profile versus the broader market of injectables, gels, patches and (older) oral formulations. However, nasal discomfort is a side effect and patients require monitoring for sinusitis and other respiratory issues.

Clarus Therapeutics’ Jatenzo (first-in-class oral testosterone undecanoate, softgel capsule twice a day with food) was approved by the FDA on 27 March 2019 and launched in February 2020 as the first, and only, FDA-approved oral softgel for TRT in adult males who have Low-T or no testosterone due to certain medical conditions such as genetic disorders like Klinefelter Syndrome or tumours that have damaged the pituitary gland.

Jatenzo is a ‘pro-drug’ for testosterone, meaning that through an innovative formulation it bypasses the liver (which is favorable), delivering testosterone through the intestinal lymphatic system. This oral formulation has the potential to improve compliance over other forms. The FDA approval stated that Jatenzo should not be used to treat men with age-related hypogonadism even if these men have symptoms that appear to be related to Low-T45 given that Jatenzo’s benefits do not outweigh its risks for that use. Jatenzo contains a Black Box warning on its label stating that the drug can cause blood pressure to rise, increasing the risk of heart attack, stroke and cardiovascular death.

[41]	https://www.globenewswire.com/news-release/2021/01/20/2161185/28124/en/Global-Type-2-Diabetes-Market-Outlook-to-2029-The-US-Market-Will-Contribute-the-Most-with-57B-in-Sales-by-2029-62-of-the-Global-Industry.html

[42]	Obesity Treatment Market Trend 2023 with Market Developments, Drivers, Limits, and Openings Outlook 2029 published: January 12, 2023, https://www.marketwatch.com/press-release/obesity-treatment-market-trend-2023-with-market-developments-drivers-limits-and-openings-outlook-2029-2023-01-12

[43]	Randomized Controlled Trial J Cachexia Sarcopenia Muscle 2018 Jun;9(3):482-496. doi: 10.1002/jcsm.12295. Epub 2018 Apr 14

[44]	https://www.fortunebusinessinsights.com/cancer-cachexia-market-103262)

[45]	https://www.fda.gov/news-events/press-announcements/fda-approves-new-oral-testosterone-capsule-treatment-men-certain-forms-hypogonadism

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Marius Pharmaceuticals received FDA’s approval on August 2, 2022, of its Kyzatrex (testosterone undecanoate) for adult male patients with hypogonadism. The oral softgel capsule is absorbed primarily via the lymphatic system, avoiding liver toxicity. The delivery method avoids the risk of application site reactions with intramuscular testosterone injection and reduces the risk of transference to women or children that can occur with topical testosterone gels and creams.

Lipocine’s Tlando (another oral testosterone undecanoate) was granted final approval from the FDA following the expiration of Jatenzo’s patent exclusivity in March 2022. Tlando is expected to be similarly dosed twice daily, with a once-daily long-acting formulation of the drug also under development.

Market analysis 28,29 suggests that new oral treatments for Low-T have the potential to drive market expansion. The Directors believe that the target product profile of the Group’s oral endogenous T-inducer candidate therapeutic should be a novel introduction to these newly approved oral testosterone formulations and potentially with enhanced commercial prospects, compared to exogenous TRT formulations, based on its unique MOA. It is noted that all current marketed T products carry the “Black Box” warning which alerts prescribers and patients that with the use for example of oral or injectables T formulations, patients may experience increase in blood pressure, increase in red blood cell count (hematocrit) or hemoglobin, enlarged prostate, increased risk of prostate cancer, blood clots in the legs or lungs, potential for abuse by using higher dosages, lowering of sperm count, liver problems, swelling of ankles, feet, or body (edema), with or without heart failure, enlarged or painful breasts, breathing problems while sleeping (sleep apnea), changes in mood.

Figure 20: Prevalence of US hypogonadism vs. treatment

Source: https://filecache.investorroom.com/mr5ir_lipocine/162/download/Corporate%20Presentation%20Sept%202021%20090821%20FINAL.pdf US Census data http://www.infoplease.com/us/census/data/demographic.html; Mulligan T et al Int J Clin Pract 2006 Jul, 60 (7) 762-9; (3) Ref 21; (4) Symphony Healthcare 2014 for FDA Advisory Meeting; (5) IMS Health Sept 2015

Despite the likely positive market changes as the promotion from new oral forms of Low-T treatments take hold, particularly switches to newer oral formulations from existing topical and injectable forms, there remain significant potential safety issues (which the FDA seems little predisposed to disapply based on a lack of evidence on both sides). Therefore, this lack of a clear-cut market access advantage for new oral TRT could be favorable for the Group, since there is a significant discussion to be had with the regulators (and potential labelling advantage to be gained – that is, no Black Box warning) on the future likelihood of novel oral therapeutics having a clear safety margin (versus exogenous testosterone) and the potential opportunity for an oral therapeutic inducing endogenous testosterone production being approved for LOH.

The future of the Low-T treatment market

A positive market development will require additional confirmatory clinical trials for a wider set of pathological hypogonadal indications and better designed trials to confirm the credible efficacy and relative safety of testosterone administration for LOH.

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A key opinion leader for the utilisation of testosterone for LOH is Dr. Abraham Morgentaler MD (Beth Israel Deaconess Medical Center, Harvard Medical School). He points to the clinical recommendations from the Endocrine Society and the American Urological Association (as well as others) to administer treatment for those with characteristic symptoms and/or signs of Low-T confirmed by low serum testosterone levels. This is contrary to the US regulatory position, with the FDA recommending, for example, testosterone treatment for a man with a pituitary tumour and a low serum testosterone level, but not for a man with the same symptoms and a low serum testosterone but lacking a pituitary tumour46. Furthermore, Dr. Morgentaler’s interview of Dr. Paresh Dandona (a leading clinical endocrinologist and expert in diabetes and metabolic syndrome) throws the interplay between Low-T, obesity and diabetes into sharp relief, leading Dr. Dandona to comment that: ‘…we have such convincing data that testosterone improves insulin sensitivity (helps prevent insulin resistance and pre-/diabetes), reduces adiposity (aka obesity), builds muscle, increased hematocrit (more red cells, less fatigue)……that we have to get into the habit of measuring serum – and free – testosterone levels in every type 2 diabetic patient, every obese patient…..once you treat (with testosterone) you will see the amazing results of this treatment’.

Figure 21 below summarizes certain parts of Dr. Dandona’s evidence to support the broader use of TRT in Low-T functional hypogonadism.

Variable	Effect	Mechanism of Action
Lean mass	Increase, ++	Muscle satellite cell activation, decrease in myostatin and Mrf4
Subcutaneous fat mass	Decrease, ++	Decrease in adipocyte differentiation; fatty acid oxidation
Insulin sensitivity	Increase, +	Increase in lean mass; decrease in fat mass, FFA and inflammation
Glycaemic control	Improves, +	Increased insulin sensitivity and glucose uptake; effect on b-cell function
Visceral and hepatic fat		Trend towards decrease in short-term studies; trials of longer duration of treatment are needed
Bone density	Increases, ++	Increase in osteoblastic activity (effect on fracture rate not known)
Haemoglobin/hematocrit	Increase, ++	Increase in erythropoietin and transferrin, decrease in hepcidin

Note: ‘+’ symbols in column 2 indicate the strength of evidence. ‘++’ indicates that the effect is consistently observed in multiple randomized controlled trials (RCTs) while ‘+’ indicates that effect is observed in many, but not all RCTs.

Figure 21: Metabolic effects of testosterone in males

Source: Dandona et al 2020, Mechanisms underlying the metabolic actions of testosterone in humans: A narrative review Diabetes Obes Metab. 2021; 23:18–28

Elsewhere, Xu et al47 have proposed that moderate androgen (testosterone) deficiency in men promotes adiposity and insulin resistance, but with moderate β cell dysfunction (cells, located in the pancreas which release insulin), and the incidence of type 2 diabetes is mild. However, during severe androgen deficiency, for example resulting from androgen deprivation therapy (“ADT”), men display a more profound β cell dysfunction that further accelerates the progression toward type 2 diabetes.

[46]	Abraham Morgentaler, Editorial – Understanding the Controversy, Androgens: Clinical Research and Therapeutics, volume 2.1, 2021

[47]	Xu et al, 2019 Emerging role of testosterone in pancreatic β cell function and insulin secretion Journal of Endocrinology 240, 3, R97-105

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Metabolic syndrome
β-cell dysfunction
Diabetes
Insulin resistance
Increased adiposity
Testosterone deficiency (Aging)
Severe testosterone deficiency (ADT)

Figure 22: Mechanism of diabetes in men with androgen deficiency

Source: Lebedeva and Gofman, 2021 The prevalence of LOH in middle-aged men and cardiovascular risk factors, Androgens: Clinical Research and Therapeutics 2.1, 85-93

Furthermore, clinical evidence shows that LOH is an increasing phenomenon (through increased life expectancy and population growth) and has recently been associated with a higher risk of cardiovascular diseases in men48. The increasing evidence of the central role for testosterone in male physiology and implications in various pathologies in aged males is fuelling a debate that we expect will be a cause for a potential future change in the current FDA regulatory position on the approved therapeutic indications for testosterone therapy, and particularly in LOH.

Due to its MOA to restore/recover previous (healthy) testosterone levels, a likely key advantage of ACE-167 is safety (to be proven in clinical trials). As previously discussed, current exogenous testosterone treatments carry potential risk for patients due to:

•	increased risk of high blood pressure, stroke and heart attack[49];

•	high testosterone levels promoting prostate tumour development and growth (tumourigenesis)[41]; and

•	male infertility through reduced intratesticular-testosterone and lowered spermatozoa production.

Clinical studies will be needed to confirm the potential benefits and risks of ACE-167 (Indications: Low-T), enabling a comparison of conventional treatment versus the Group’s novel first-in-class oral testosterone modulator peptide therapeutics.

As noted above, the Group’s main point of differentiation is that its drug pipeline (peptides) induces the body (via the testes) to produce its own testosterone. The Company is aware of a product candidate (Leflutrozole - BGS-649) under development by Mereo BioPharma50 for obese men. In these men there is a decline in testosterone which is intensified by high levels of the aromatase enzyme, which is present in fat tissue and leads to a reduction in testosterone. Leflutrozole is designed to inhibit the aromatase enzyme and developed to restore normal levels of testosterone without causing excessively high testosterone levels or reducing the levels of LH or FSH. Both LH and FSH play key roles in sperm formation and LH plays a key role in endogenous testosterone formation. BGS-649 has completed a Phase 2b study in obesity-associated male secondary hypogonadism. The mechanism of action of BGS-649 is to indirectly induce T levels by inhibiting aromatase activity mainly in adipose tissue (i.e., body fat) and reduce the conversion of T to estradiol. The Company believes, therefore, that BGS-649 may have a narrower application than ACE-167, by being restricted only to obese males due to the method of action requiring the inhibition of aromatase, which is highly expressed in adipose tissue.

Intellectual Property

The Group’s intellectual property portfolio comprises assigned patents and a number of patent application filings across two main patent families: first- and second-generation peptides.

[48]	Lebedeva and Gofman, 2021 The prevalence of LOH in middle-aged men and cardiovascular risk factors, Androgens: Clinical Research and Therapeutics 2.1, 85-93

[49]	https://www.fda.gov/drugs/drug-safety-and-availability/fda-drug-safety-communication-fda-cautions-about-using-testosterone-products-low-testosterone-due ; https://medlineplus.gov/druginfo/meds/a619028.html

[50]	https://www.mereobiopharma.com/pipeline/leflutrozole-bgs-649/

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Patent Family I

The first-generation patent family relates to ‘therapeutics for the induction of endogenous steroidogenesis and methods associated with their identification’. Patents in this family have been granted in the United States (expires 2035), Europe (expires 2034) and Australia (expires 2034). These patent rights were assigned to ABI by McGill University The documents supporting the change in titles from McGill University to ABI have been registered at the Australian, Canadian, German, United Kingdom, French and US Patent offices, and is awaiting confirmation of registration at the Swiss Patent Office against the patents/applications of Patent Family I. The registration process in relation to the Indian Patent Offices is currently ongoing.

Jurisdiction	Filing Number Publication Number Patent Number	Priority details	Filing date Publication date Grant date
PCT	PCT/CA2014/050467 WO2014/197979 Not relevant	US 61/834,993 filed on 14-JUN-2013 US 61/951,336 filed on 14-MAR-2014	21-MAY- 2014 18-DEC-2014 Not relevant
Australia	2014280805 2014280805 2014280805		21-MAY- 2014 18-DEC-2014 07-MAR-2019
Canada	2914755 2914755 Not yet available		21-MAY- 2014 18-DEC-2014 Not yet available
Europe	14810382.3 3008080 3008080		21-MAY- 2014 18-DEC-2014 01-MAY-2019
India	11503/DELNP /2015 11503/DELNP /2015A 395907		21-MAY- 2014 18-DEC-2014 29-Apr-2022
United States	14/897782 US-2016-0108087-A1 10301357		21-MAY- 2014 18-DEC-2014 28-MAY-2019

Patent Family II

The second-generation patent family covers claims relating to ‘peptide compounds … having certain amino acid sequences … as well as combinations of peptide compounds that are capable of promoting steroid production, testosterone … upon oral administration’. These patent rights were assigned by McGill University The documents supporting the change in titles from McGill University to ABI have been registered at the Canadian, European and US patent offices against the patents/applications of Patent Family II. The registration process in relation to the Brazilian, Chinese, Japanese and Mexican patent offices is currently ongoing.

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Jurisdiction	Filing Number Publication Number Patent Number	Priority details	Filing date Publication date Grant date
PCT	PCT/CA2019/051559 WO2020/093142 Not relevant	US 62/756767 filed on 07-NOV-2018	04-NOV-2019 14-MAY-2020 Not relevant
Brazil	BR112021008642-0 BR112021008642-0A2 Not yet available		04-NOV-2019 14-MAY-2020 Not yet available
Canada	3118923 3118923 Not yet available		04-NOV-2019 14-MAY-2020 Not yet available
China	2019800872788 CN 113227120 A Not yet available		04-NOV-2019 14-MAY-2020 Not yet available
Europe	19882324.7 3877397 Not yet available		04-NOV-2019 14-MAY-2020 Not yet available
Japan	2021-525026 Not yet available Not yet available		04-NOV-2019 Not yet available Not yet available
Mexico	MX/a2021/005331 MX/a2021/005331 Not yet available		04-NOV-2019 14 Oct 2021 Not yet available
United States	17/291328 US-2022-0387606-A1 Not yet available		04-NOV-2019 08-Dec-2022 Not yet available

Competition

The competitive landscape of the Group can be broadly split into treatments which are currently approved and those which are in development.

a)	Currently approved

Hormonal therapy

All, bar one, currently FDA-approved testosterone products to treat hypogonadism are formulations of testosterone or testosterone derivatives.

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Non-hormonal therapy

Non-hormonal therapies for hypogonadal treatment include human chorionic gonadotropin (“hCG”), aromatase inhibitors (“AIs”) and selective estrogen receptor modulators (“SERMs”). There have also been attempts to apply non-drug therapies and behavioral modification strategies, particularly with lifestyle changes for obesity, diabetes and metabolic sufferers.

Figure 23: Targets of action for medical therapies on HPG axis

Source: Lo EM, Rodriguez KM, Pastuszak AW, Khera M. Alternatives to Testosterone Therapy: A Review. Sex Med Rev 2018; 6:106–11351

hCG is the only FDA-approved non-hormonal therapy. It has been available since the 1930s and has been approved for selected cases of hypogonadotropic hypogonadism in males. However, risks and complications to consider are headaches and fatigue. Data supporting the long-term safety of hCG treatment are currently lacking.

AIs block the conversion of testosterone to estradiol by inhibiting the aromatase enzyme, consequently lowering estradiol levels and limiting the negative feedback of estradiol on the HPG axis. This action can directly and indirectly increase serum testosterone levels. Use of AIs is currently considered ‘off-label’.

SERMs act as estrogen receptor antagonists and agonists (depending on the tissue). Clomiphene citrate (clomiphene) is a SERM that acts as an estrogen antagonist in the hypothalamus and pituitary gland. By preventing the inhibitory effects of estrogen on gonadotropin production, clomiphene stimulates LH and FSH secretion, which can stimulate the spermatogenic and steroidogenic functions of the testes. These alternative treatments, including synthetic gonadotropins, SERMs, and aromatase inhibitors, are being used off-label to raise serum and intratesticular testosterone levels, however, they have undesired side effects such decline in semen quality, bone mineral density and libido. More recent developments also include the transplantation of Leydig stem cells for simulating endogenous T but this area is still in very early stages of development (Zhang M, Wang J, Deng C, Jiang MH, Feng X, Xia K, et al. Transplanted hu-man p75-positive stem Leydig cells replace disrupted Leydig cells for testosterone production. Cell Death Dis 2017;8:e3123.)

The future of TRT in men desiring to preserve fertility is moving toward the stimulation of endogenous testosterone production to avoid the side effects, pre-serve fertility and the function of the HPG axis. This is the path for Acesis’ product candidates with the novel MOA.

b)	Treatments in development

Current competitive projects are predominantly (exogenous) testosterone-based, only differentiated on the basis of formulation type, ranging from injectables, implants, gels, lotions, sprays, to patches and the more recent (pro-drug) oral forms (like Jatenzo). The common active ingredient is the same testosterone discovered back in the early ‘30s modified to reduce toxicity.

[51]	Lo EM, Rodriguez KM, Pastuszak AW, Khera M. Alternatives to Testosterone Therapy: A Review. Sex Med Rev 2018;6:106–113

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There is only one non-hormonal product in development of which the Company is currently aware, Mereo Biopharma Group Plc’s (Nasdaq Ticker: MREO) BGS-649, or leflutrozole, which is an aromatase inhibitor. Leflutrozole is a novel, once weekly, oral aromatase inhibitor that has completed a phase 2b study in obesity-associated male hypogonadotropic (secondary) hypogonadism (“HH”). The target indication is for treatment of HH-associated male infertility. It is a novel aromatase inhibitor that inhibits conversion of the patients’ own testosterone to oestradiol, thereby increasing testosterone levels. BGS-649 is designed to be more convenient compared with current therapies and due to its MOA restore normal testosterone production without the risk of supra-physiological levels or suppression of LH and FSH, thereby treating the symptoms of HH while maintaining or improving testicular function.

On January 15, 2019, Mereo Biopharma Group Plc announced the presentation of an abstract which focuses on sperm production data from the phase 2 clinical trial. However, the Company understands that the program is non-core and awaiting a potential partner. (Mereo Annual report 2019).

Legal Proceedings

We may from time to time be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flow or financial position.

Property

We lease and maintain our primary offices at 9233 Park Meadows Dr., Ste 108, Lone Tree, CO 80124. We do not currently own any real estate.

Employees

As of May 12, 2023, we have a total of three employees, two of which, the CEO and COO, are full-time. The CFO is currently part-time. None of our employees is subject to a collective bargaining agreement, and we consider our relationship with our employees to be good.

Corporate Information

We were incorporated on October 3, 2022, in Nevada. Our principal executive offices are located at 9233 Park Meadows Dr., Ste 108, Lone Tree, CO 80124 and our telephone number is 720-389-0650. Our website address is https://acesisbio.com/. The information on, or that can be accessed through, our website is not part of this prospectus. We have included our website address as an inactive textual reference only.

Additionally, we are the registered holder of a number of domain names, including acesisbio.com, acesisbiomed.com, iasobiomedusa.com and iasobiomedca.com.

MANAGEMENT

The following are our executive officers and directors and their respective ages and positions as of May 12, 2023.

Name	Age	Position(1)
Dr. Konstantinos Karatzas	63	Chief Executive Officer, Director
Dr. Vassilios Papadopoulos	62	Director
Julie Patricia Pomeroy	67	Independent Director Nominee
[*]	[*]	Independent Director Nominee
[*]	[*]	Independent Director Nominee
Duane Charles Knight, Jr	62	Chief Financial Officer
Thomas B. Olson	57	Chief Operating Officer

(1)	All directors and director nominees have been asked and have agreed to serve on our Board of Directors effective on the date our common stock is first listed on Nasdaq.

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Dr. Konstantinos Karatzas, CEO and Director, has been our CEO and a Director of the Company since the Company’s inception. Dr. Karatzas has served as the Chief Executive Officer of Acesis UK since April 2021 and as a Director since March 2021. He has also been a director of ABI since March 2015. From 2009 to April 2021, Dr. Karatzas was employed at the RI-MUHC, Montreal as Director of Business Development, responsible for building major strategic partnerships, and innovative business development models between industry and public sector, key contract multi-million-dollar negotiations, technology transfer, commercialization, fund raising and spearheading international alliance activities between the private sector, academics and government organizations.

From 1994 to 2008, Dr. Karatzas held senior management positions at NEXIA Biotechnologies Inc. including Vice President and Senior Vice President of research and development, managing multidisciplinary teams of scientists with responsibilities for operations, IP strategy and technology transfer. He formed part of the senior management of NEXIA Biotechnologies Inc. during its initial public offering. He also held team management positions at Gene Pharming Europe B.V. (currently Pharming BV) and senior executive positions at AgroCultures Biotechnologies Inc. and Pharmathene Inc., including Senior VP responsible of operations (120 employees) at Pharmathene Canada.

Dr. Karatzas has 50 peer reviewed publications and is the inventor of 18 patented inventions. Dr. Karatzas attended McGill University where he earned a Master of Science (Hons.) in Muscle Biochemistry and a Ph.D. in Molecular Biology (Animal Endocrinology) and has completed McGill University’s Executive Development Course mini-MBA. He also holds a Bachelor of Science degree from the Agricultural University of Athens. Dr. Karatzas has extensive experience of over 30 years in the life sciences sector as a senior executive with demonstrated successes in building motivated multi-disciplinary business and technology teams, product development, commercialization strategies and fund raising.

We believe that Dr. Karatzas is qualified to serve as a member of our board of directors because of his extensive experience and knowledge in life sciences and biotechnology industry in which we operate.

Dr. Vassilios Papadopoulos, Director, has been a Director of the Company since inception. Dr. Papadopoulos, Dpharm, PhD, DSc, was a co-founder and director of ABI, where he (with others) discovered what is now the Group’s oral peptide T-inducer/modulator. He has been Dean of the School of Pharmacy and Professor of Pharmacology & Pharmaceutical Sciences at the University of Southern California (“USC”) since October 2016. Previously he was also an executive director and the Chief Scientific Officer of the Research Institute of the McGill University Health Center and Associate Executive Director for Research at McGill University Health Center and Professor (Tenured), Department of Medicine, Faculty of Medicine, McGill University between 2007 and 2016. He was appointed to the Board [of the Company] as a Non-Executive Director on 31 March 2021 and is also Chairman of the Company’s Scientific Advisory Board.

Before joining USC, Dr. Papadopoulos served as Executive Director and Chief Scientific Officer of the RI-MUHC in Montreal and as faculty, department chair and director of the Biomedical Graduate Research Organization at Georgetown University Medical Centre. Dr. Papadopoulos has published more than 350 papers, holds numerous patents, serves on many national and international advisory committees and boards of biotechnology companies as well as being a consultant in the pharmaceutical industry. He is an elected foreign member of the National Academies of Medicine and Pharmacy in France, Fellow of the American Association for the Advancement of Science, Fellow of the American Association of Pharmaceutical Scientists and Fellow of the Canadian Academy of Health Sciences.

Dr. Papadopoulos is a leading authority in the field of steroidogenesis and his research elucidated the role of ‘translocator protein’ (“TSPO”) as a main control element for the synthesis of endogenous neurosteroids. He is also a member of the scientific advisory board for Gaba Therapeutics Inc.

Dr. Papadopoulos has received approximately US$12 million of research funding from multiple sources to dissect and understand the mechanism of steroidogenesis and specifically endogenous, testosterone production/modulation. Furthermore, this funding has supported the identification of a novel target and the development and selection of ABI’s lead pre-clinical peptide therapeutic candidate, ACE-167.

We believe that Dr. Papadopoulos is qualified to serve as a member of our board of directors because of his extensive knowledge of pharmaceutical science and impressive results of his research work.

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Julie Patricia Pomeroy has been nominated to serve on our board of directors. Ms. Pomeroy is an experienced finance director of public and private companies. Ms. Pomeroy graduated with a Bachelor of Science (Hons.) degree in physics from Birmingham University and is a Chartered Accountant and Chartered Director. She also holds tax and treasury qualifications.

Ms. Pomeroy is currently a non-executive director of Dillistone Group Plc, an AIM quoted software business, having been finance director and company corporate secretary from April 2010 until September 2021. From April 2021 she was a non-executive director and in February 2022 became the non-executive chairperson of Oxford Cannabinoid Technologies Holdings Plc, a company which was admitted to the Official List (by way of a Standard Listing under Chapter 14 of the Listing Rules) and to trading on the London Stock Exchange’s Main Market for listed securities in May 2021.

Ms. Pomeroy was finance director of Biofutures International plc (which was quoted on AIM at the time) until July 2010 having joined in 2006. She was group finance director of Carter & Carter Group plc until October 2005, having joined in 2002 to help grow and float the business. Before that she was chief financial officer of Weston Medical Group plc and was instrumental in its flotation in 2000. Prior to this, Ms. Pomeroy worked at East Midlands Electricity plc as director of corporate finance. She also spent over 12 years as a non-executive director of Nottingham University Hospitals NHS Trust and is currently a non-executive director of the NHS Lincolnshire Integrated Care Board.

We believe that Ms. Pomeroy is qualified to serve as a member of our board of directors because of her significant experience in corporate finance.

Duane Charles Knight, Jr, Chief Financial Officer, has been our Chief Financial Officer since inception. Mr. Knight has served as the Chief Financial Officer and a director of ABI since March 2015 and became the Chief Financial Officer of Acesis in June 2021. Mr. Knight is also the owner of D.C. Knight Company, Inc., a financial and accounting consulting firm. Mr. Knight served as the chief financial officer of ValveXchange, Inc. (between 2009 and 2014), Neuromonics, Inc. (starting in September 2019 and continuing part-time in 2021), and Denver Biomedical, Inc. (between 2002 and 2007), all of which are medical device manufacturers. Mr. Knight earned his Bachelor of Science in Business Administration degree in Accounting from Colorado State University with a minor in Economics, and an MBA from the University of Colorado. He is a published author and a Colorado Certified Public Accountant.

Thomas B. Olson, Chief Operating Officer and Secretary, has been our Chief Operating Officer and Secretary since inception. Mr. Olson has served as the Corporate Secretary of ABI since March 2015 and as the Chief Operating Officer of Acesis since April 2021. Mr. Olson has also been the owner, manager and sole member of Cresthill Associates, LLC, his privately held consulting firm offering comprehensive management and operations consulting solutions to companies since September 2008. Mr. Olson has more than 35 years’ experience working with public and private companies specializing in corporate operations and governance, with past experience in mergers and acquisitions and corporate finance. Mr. Olson has worked with a variety of public companies in various capacities, including as an executive officer or executive consultant, with listings ranging from US microcap markets through to the NASDAQ stock market as well as the New York Stock Exchange. Mr. Olson attended Arizona State University and the University of Colorado at Denver.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of five (5) members, three (3) of whom qualify as “independent” under the listing standards of Nasdaq.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve to serve until their successors have been elected and qualified.

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Director Independence

Our board of directors is composed of a majority of “independent directors” as defined under the rules of Nasdaq. We use the definition of “independence” applied by Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three (3) years was, an employee of the company;

•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

•	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

•	the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the Company’s outside auditor, and who worked on the company’s audit.

Under such definitions, our Board has undertaken a review of the independence of each director. Based on the information provided by each director concerning his or her background, employment, and affiliations, our Board has determined that all directors of our Board, except [*], are independent directors. However, our common stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Committees of the Board

We have established an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Governance Committee”). Each such committee of the Board has the composition and responsibilities described below.

Audit Committee

Our Audit Committee consists of [*] independent directors. The members of the audit committee are [*]. [*] the Chairman of the Audit Committee. In addition, our Board has determined that [*] is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board whether the audited financial statements should be included in our annual disclosure report;
•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
•	discussing with management major risk assessment and risk management policies;
•	monitoring the independence of the independent auditor;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	reviewing and approving all related-party transactions;
•	inquiring and discussing with management our compliance with applicable laws and regulations;

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•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
•	appointing or replacing the independent auditor;
•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and
•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The Audit Committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, the Company intends to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Compensation Committee

We have established a Compensation Committee of the Board which will consist of [*] independent directors. The members of the Compensation Committee are [*], each of whom is an independent director. Each member of our Compensation Committee is also a non-employee director, as defined under Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. [*] is the chairman of the compensation committee.

The Compensation Committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•	reviews, approves and determines, or makes recommendations to our Board regarding, the compensation of our executive officers;
•	administers our equity compensation plans;
•	reviews and approves, or makes recommendations to our Board, regarding incentive compensation and equity compensation plans; and
•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

We have established a Nominating and Corporate Governance Committee consisting of [*] directors. The members of the nominating and corporate governance committee are [*]. [*] is the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s duties, which are specified in our Nominating and Corporate Governance Committee Charter, include, but are not limited to:

•	identifying, reviewing and evaluating candidates to serve on our Board consistent with criteria approved by our Board;
•	evaluating director performance on our Board and applicable committees of our Board and determining whether continued service on our Board is appropriate;
•	evaluating nominations by stockholders of candidates for election to our Board; and
•	corporate governance matters.

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Code of Ethics

Our Board plans to adopt a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2022 and 2021

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)		Total ($)
Konstantinos Karatzas,	2022	250,000	(1)				1,542	(2)	251,542
Chief Executive Officer	2021	182,639	(1)				35,733	(2)(3)	218,372

(1)	Paid through Acesis UK and ABI.
(2)	Represents reimbursement for personal cell phone usage for corporate purposes.
(3)	Represents $33,733 for fees accrued and unpaid from Dr. Karatzas Scientific Advisory Board contract prior to becoming CEO effective May 1, 2021.

Employment Agreements

We have executed the following employment agreements with our executive officers. The material terms of each of those arrangements are summarized below. The summaries are not complete description of all provisions of the employment arrangements and are qualified in their entirety by reference to the written employment arrangements, each filed as an exhibit to the registration statement of which this prospectus is a part.

Konstantinos Karatzas Employment Agreement. Konstantinos Karatzas, our Director and Chief Executive Officer, the Company, Acesis UK and ABI entered into a two-year Employment Agreement dated as of January 1, 2023 (the “Karatzas Employment Agreement”). Mr. Karatzas is employed on a full-time basis. Upon each expiration of the term of the Karatzas Employment Agreement, it shall be extended by one additional year automatically unless either party notifies another party that they do not desire to extend the term of the agreement. In the event Mr. Karatzas continue to work for the Company after the expiration of the term of the agreement, his employment shall be on an “at will” basis.

The Karatzas Employment Agreement provides Mr. Karatzas with an annual base salary of $250,000. For each fiscal year completed during the term of the agreement, Mr. Karatzas is also eligible to receive a performance-based cash bonus of up to 30% of the base salary. Such annual bonus is discretionary and will be based on Mr. Karatzas’ performance rating determined by the Board based on the milestones aligned with the Group’s strategic goals. As soon as the Company establishes an equity incentive plan, Mr. Karatzas will participate in such plan and will be granted performance-based incentive awards in an amount determined by the Board. Mr. Karatzas is entitled to such medical, life, disability and other benefits as are generally afforded to other executives in the Group. Mr. Karatzas will be also entitled to participation in all other company-wide employee benefits, including a defined contribution pension plan and 401(k) plan as may be made available generally to executive employees from time to time, but only to the extent applicable to employees that reside in Canada. Mr. Karatzas is entitled to twenty-five (25) days of paid vacation and five (5) days of paid sick days per year and to a reasonable number of other days of for religious and personal reasons in accordance with customary Company policy. The Group shall pay or reimburse Mr. Karatzas for all transportation, hotel and other expenses reasonably incurred during the business trips and for all other ordinary and reasonable out-of-pocket expenses actually incurred by Mr. Karatzas in the conduct of the business of the Group (including as a member of the Board), against itemized vouchers submitted with respect to any such expenses and approved in accordance with customary procedures. The Group shall also reimburse Mr. Karatzas for the cost of equipment (laptop and cell phone with yearly plan) required for the performance of his duties. Mr. Karatzas is subject to non-compete, non-solicitation and confidentiality requirements of Karatzas Employment Agreement.

In the event that Mr. Karatzas employment is terminated due to death or disability (as described in the Karatzas Employment Agreement), the Company shall pay to Mr. Karatzas or his legal representatives his base salary through the date of termination, all accrued but unused vacation pay, all payable expense reimbursements, all accrued but unused vacation pay and any unpaid bonus granted by the Board for any fiscal year prior to the fiscal year of termination.

In the event that Mr. Karatzas’ employment is terminated by us for cause or by Mr. Karatzas without good reason (as described in the Karatzas Employment Agreement), the Company shall pay to Mr. Karatzas his base salary through the date of termination, all accrued but unused vacation pay required by law to be paid, and all payable expense reimbursements.

In the event that Mr. Karatzas employment is terminated by us without cause (as described in the Karatzas Employment Agreement), or by Mr. Karatzas for a good reason (as described in the Karatzas Employment Agreement), or if we provide Mr. Karatzas with the notice that the term of his employment will not be extended (as described in the Karatzas Employment Agreement), the Company shall pay to Mr. Karatzas: (i) his base salary through the date of termination, (ii) his base salary for the shorter of twelve (12) months or the remainder of the term of the agreement upon execution of a general release and waiver and subject to Mr. Karatzas’ compliance with confidentiality and non-compete clause of the agreement, (iii) all accrued but unused vacation pay, (iv) all payable expense reimbursements, (v) all accrued but unused vacation pay, (vi) any unpaid bonus granted by the Board for any fiscal year prior to the fiscal year of termination, (vi) reimbursement for eighteen (18) month of the premiums associated with continuation of health insurance for Mr. Karatzas and his family pursuant to COBRA.

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If during the term of Karatzas Employment Agreement, the change in control (as defined in the agreement) occurs or Mr. Karatzas is terminated without cause or for good reason, all restricted stock, stock option or similar awards held by his shall immediately vest and shall no longer be subject to forfeiture.

Thomas B. Olson Employment Agreement. Thomas Olson, our Chief Operating Officer and Corporate Secretary, the Company, Acesis UK and ABI entered into a two-year Employment Agreement dated as of January 1, 2023 (the “Olson Employment Agreement”). Mr. Olson is employed on a part-time basis. The Olson Employment Agreement provides Mr. Olson with an annual base salary of $90,000. Mr. Olson is also eligible to receive an annual performance-based cash bonus of up to 30% of the base salary. Such annual bonus is discretionary and will be based on Mr. Olson’s performance determined by the Board based on the goals established by the Board annually. After the Company establishes an equity incentive plan, Mr. Olson will participate in such plan and will be granted performance-based incentive awards in an amount determined by the Board. Mr. Olson is entitled to the same insurance coverage and other benefits that the Company makes available to similarly situated employees and executives, including but not limited to a participation in a stock option plan and 401(k) plan.

Mr. Olson is entitled to four (4) weeks of paid vacation per year. The Company shall reimburse Mr. Olson for all reasonable professional certification, travel, business entertainment, mobile phone and other business expenses incurred during performance of his duties subject to the rules and regulations adopted by the Company. Mr. Olson is subject to non-compete, non-solicitation and confidentiality requirements of Olson Employment Agreement.

Pursuant to Olson Employment Agreement, if at any time after June 30, 2023 and for a period until December 31, 2023 Mr. Olson is terminated without cause (as described in Olson Employment Agreement), or Mr. Olson resigns for a good reason at any time, the Company shall pay him a severance payment equal to three (3) months of his then-current base salary. If at any time after January 1, 2024, Mr. Olson is terminated without cause, or he resigns for a good reason at any time, the Company shall pay him a severance payment equal to six (6) months of his then-current base salary. If the Company chooses not to renew Olson Employment Agreement at the end of its term, such non-renewal shall be deemed a termination without cause for the purpose of severance payment. In the event either party terminates the Olson Employment Agreement because funding has not been raised through an offering of the Company’s common stock yielding at least $4,000,000 in net proceeds to the Company, no severance payment shall be due and payable by the Company to Mr. Olson.

Duane Charles Knight, Jr. Employment Agreement. Duane Knight, our Chief Financial Officer, the Company, Acesis UK and ABI entered into a one-year Employment Agreement dated as of January 1, 2023 (the “Knight Employment Agreement”). Mr. Knight is employed on a part-time basis. The Knight Employment Agreement provides Mr. Knight with an annual base salary of $60,000. Mr. Knight is also eligible to receive an annual performance-based cash bonus of up to 30% of the base salary. Such annual bonus is discretionary and will be based on Mr. Knight’s performance determined by the Board based on the goals established by the Board annually. After the Company establishes an equity incentive plan, Mr. Knight will participate in such plan and will be granted performance-based incentive awards in an amount determined by the Board. Mr. Knight is entitled to the same insurance coverage and other benefits that the Company makes available to similarly situated employees and executives, including but not limited to a participation in a stock option plan and 401(k) plan.

Mr. Knight is entitled to four (4) weeks of paid vacation per year. The Company shall reimburse Mr. Knight for all reasonable professional certification, travel, business entertainment, mobile phone and other business expenses incurred during performance of his duties subject to the rules and regulations adopted by the Company. Mr. Knight is subject to non-compete, non-solicitation and confidentiality requirements of Knight Employment Agreement.

Pursuant to Knight Employment Agreement, if at any time after June 30, 2023 and for a period until December 31, 2023 Mr. Knight is terminated without cause (as described in Knight Employment Agreement), or Mr. Knight resigns for a good reason at any time, the Company shall pay him a severance payment equal to three (3) months of his then-current base salary. If at any time after January 1, 2024, Mr. Knight is terminated without cause, or he resigns for a good reason at any time, the Company shall pay him a severance payment equal to six (6) months of his then-current base salary. If the Company chooses not to renew Knight Employment Agreement at the end of its term, such non-renewal shall be deemed a termination without cause for the purpose of severance payment. In the event either party terminates the Knight Employment Agreement because funding has not been raised through an offering of the Company’s common stock yielding at least $4,000,000 in net proceeds to the Company, no severance payment shall be due and payable by the Company to Mr. Knight.

Outstanding Equity Awards at Fiscal Year-End

No executive officer named above had any unexercised options, stock that has not vested or equity incentive plan awards outstanding as of December 31, 2022.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan, nonqualified deferred compensation plan or 401(k) plan.

Board Compensation

[To be confirmed]

Equity Compensation Plan Information

[To be confirmed]

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of May 12, 2023, with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of a class of Company voting stock, (2) each of our directors, (3) each executive officer, and (4) all of our current directors and executive officers as a group.

Beneficial ownership of a class of voting stock is determined in accordance with the rules of the SEC and includes any shares of such class of the Company’s voting stock over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of May 12, 2023. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of voting stock held by them.

To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Name and Address of Beneficial Owner(1)	Title	Common Stock Beneficially Owned Prior to this Offering(2)		Common Stock Beneficially Owned After this Offering(3)		Percent of Common Stock Prior to this Offering(2)	Percent of Common Stock After this Offering(3)
Officers and Directors

Dr. Konstantinos Karatzas	Chief Executive Officer, Director	1,739,620	(3)	1,739,620	(3)	12.92%	[*]

Dr. Vassilios Papadopoulos	Director	2,080,260	(4)	2,080,260	(4)	15.45%	[*]

Duane Charles Knight, Jr.	Chief Financial Officer	276,604		276,604		2.05%	[*]

Thomas B. Olson	Chief Operating Officer	211,212	(5)	211,212	(5)	1.57%	[*]

Officers and Directors as a Group (total of 4 persons)		4,307,696		4,307,696		31.99%	[*]

5% Stockholders of a Class of Voting Stock

P4 Group LLC(6)		2,080,260		2,080,260		15.45%	[*]

CNKonsulting Inc.(7)		1,739,620		1,739,620		12.92%	[*]

Adrian Beeston		1,566,961		1,566,961		11.56%	[*]

Henry Chamberlin		1,347,750		1,347,750		10.01%	[*]

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*	Non-officer director beneficially owning less than 1% of the shares of the Company’s common stock.

(1)	Unless otherwise indicated, the principal address of the named officers and directors and 5% stockholders of the Company is c/o Acesis Holdings Corporation, 9233 Park Meadows Dr., Ste. 108, Lone Tree, CO 80124. As of the date of this prospectus, a total of 14,722,270 shares of the Company’s common stock are considered to be outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as disclosed in the following footnotes, each of the beneficial owners listed above has direct ownership of and sole voting and investment power to the shares of the Company’s common stock.

(2)	Based on the same assumption in footnote 2 to this table and [*] shares of common stock issued and outstanding after this offering (excluding [*] shares which may be sold upon exercise of the underwriters’ over-allotment option), plus, for each individual, any securities that individual has the right to acquire within 60 days of May 12, 2023.

(3)	Includes 1,739,620 shares of our common stock that are beneficially owned by CNKonsulting Inc., a corporation solely owned and controlled by Dr. Karatzas, our CEO.

(4)	Includes 2,080,260 shares of our common stock that are beneficially owned by P4 Group LLC, a company solely owned and controlled by Dr. Papadopoulos, our Director.

(5)	Includes 211,212 shares of our common stock that are beneficially owned by Cresthill Associates LLC, a company solely owned and controlled by Mr. Olson, our Chief Operating Officer. The principal address of Cresthill Associates LLC is 9233 Park Meadows Dr., Ste 108, Lone Tree, CO 80124.

(6)	Held through P4 Group LLC, for which Dr. Vassilios Papadopoulos is the majority member and manager. Dr. Papadopoulos has sole voting and investment control over our common stock held by P4 Group LLC. The principal address of P4 Group LLC is 381 Rosita Ln, Pasadena, CA 91105.

(7)	Held through CNKonsulting Inc., for which Dr. Konstantinos Karatzas is the President and sole shareholder. Dr. Karatzas has sole voting and investment control over our common stock held by CNKonsulting Inc. The principal address of CNKonsulting Inc. is 251 Sherwood road, Beaconsfield, QC, Canada, H9W 2H4.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2022 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person (as defined under Item 404 of Regulation S-K under the Securities Act of 1933) had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

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In December 2022, Richard Schell, the Company’s founder and former CEO as well as a Director and stockholder, resigned as a board member of the Company. Prior to 2021, the Company executed unsecured demand notes payable to Richard Schell for a total of $98,000 bearing interest at 6% per annum. During 2021, the principal and interest was repaid in full.

In November 2020 certain officers and directors agreed to convert a total of $373,215 in accrued fees payable to them into promissory notes convertible into shares of ABI common stock at an initial conversion price of $1.50 per share. This included: $87,500 for former director and CEO Mr. Schell; $79,125 for our CFO Mr. Knight; $72,958 for our director and SAB member Dr. Papadopoulos; $75,792 for our current director and CEO Dr. Karatzas; and $57,840 for our current COO and Corporate Secretary Mr. Olson. These notes carried a three-year term and an interest rate of 6% per annum. In March 2021, $224,465 principal of these notes were converted by Messrs. Schell, Knight and Olson into 975,935 shares of ABI common stock at a decreased conversion price $0.23 per share (now 146,390 shares of AHC at $1.53). In addition, Dr. Papadopoulos and Dr. Karatzas, the holders of the remaining $148,750 agreed to forgive repayment and extinguish their notes completely. These transactions resulted in a principal balance due of $0 on all notes and total interest payable at December 31, 2022 and 2021 of $7,178.

Effective March 1, 2018, the Company entered into a Scientific Advisory Board Agreement with our director Dr. Papadopoulos (the “Papadopoulos Agreement”), through which Dr. Papadopoulos agreed to serve on our Scientific Advisory Board. The term of the Papadopoulos Agreement is one year from execution and may be renewed annually by mutual consent of both parties. The Papadopoulos Agreement was renewed on March 31, 2021 and provides for an annual fee of $100,000 payable quarterly effective April 1, 2020. This agreement was replaced with a new Scientific Advisory Board Agreement under substantially the same terms and conditions on January 1, 2023.

Also, effective March 1, 2018, we entered into a Scientific Advisory Board Agreement with our then director and current CEO, Dr. Karatzas (the “Karatzas Agreement”), through which Dr. Karatzas agreed to serve on our Scientific Advisory Board. The term of the Karatzas Agreement was one year from execution and could be renewed annually by mutual consent of both parties. The Karatzas Agreement was renewed on March 1, 2021 and provided for an annual fee of $100,000 payable quarterly effective on April 1, 2020. Upon Dr. Karatzas becoming CEO in April 2021, this agreement terminated.

The Company paid $82,000 related to these Scientific Advisory Board agreements for the year ended December 31, 2021. As a result of these transactions, accrued fees to Dr. Papadopoulos and Dr. Karatzas totaled an aggregate of $384,333 and $284,333 at December 31, 2022 and 2021, respectively.

During the first quarter of 2021, certain officers and directors agreed to forgive a total of $144,143 of accrued fees owed to them by ABI. This included: $32,500 for former director and CEO Mr. Schell; $23,325 for our CFO Mr. Knight; $36,842 for our director and SAB member Dr. Papadopoulos; $33,908 for our current director and CEO Dr. Karatzas; and $17,568 for our current COO and Corporate Secretary Mr. Olson.

As of December 31, 2022, Mr. Schell was owed $116,500 of unpaid compensation, Dr. Papadopoulos was owed $277,866 of unpaid compensation, Dr. Karatzas was owed $106,467 of unpaid compensation, Mr. Knight was owed $87,140 of unpaid compensation, and Cresthill  Associates LLC, an entity owned by Mr. Olson was owed $52,118 for unpaid compensation.

The above summary description of related part transactions includes some of the general terms and provisions of the agreements related to such transactions. For a more detailed description of those agreements, you should refer to such agreements which are included as exhibits to the registration statement of which this prospectus forms a part.

DESCRIPTION OF SECURITIES

The following summary description sets forth some of the general terms and provisions of our capital stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our capital stock, you should refer to the applicable provisions of Nevada law, our charter and our bylaws as currently in effect. Copies of our articles of incorporation, as amended, and our bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

General

We are incorporated in the State of Nevada. The rights of our shareholders are generally covered by Nevada law and our articles of incorporation and bylaws. The terms of our capital stock are therefore subject to Nevada law, including the Nevada Revised Statues, and the common and constitutional law of Nevada.

The total number of shares of stock which the Company is authorized to issue is 200,000,000 shares of capital stock, consisting of 190,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

As of May 12, 2023, we have 14,722,270 shares of common stock issued and outstanding held by 128 stockholders of record.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights. Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our common stock have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

Our Board has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

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While we do not currently have any plans for the issuance of any preferred stock, the issuance of preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	Restricting dividends on the common stock;

•	Diluting the voting power of the common stock;

•	Impairing the liquidation rights of the common stock; or

•	Delaying or preventing a change in control of the Company without further action by the stockholders.

Warrants

We have issued warrants to purchase up to 88,200 shares of our common stock in a private placement offering pursuant to Regulation D of the Securities Act. In each case, the warrant was issued to Boustead Securities LLC as a part of the compensation for placement agent services and is exercisable for period of five years from issuance at $1.00 per share. These warrants were issued as follows: December 2022, warrant to purchase up to 17,500 shares of our common stock; February 2023, two warrants to purchase up to a total of 47,950 shares of our common stock; and March 2023, a warrant to purchase up to 22,750 shares of our common stock. The exercise price of this warrant is expected to increase to $6.25 per share.

Options

On [*] 2023 our board of directors and stockholders approved our 2023 Equity Incentive Plan. The 2023 Equity Incentive Plan will not be effective until the day prior to the effective date of the registration statement related to this initial public offering.

We have not issued any options exercisable for our capital stock.

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (“NRS”) generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

•	the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

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In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our Company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Transhare Corporation, Bayside Center 1, 17755 US Hwy 19N, Suite 140, Clearwater, FL 33764.

Listing

We have applied to have our common stock listed on Nasdaq under the symbol “ACSB” which listing is a condition to this offering.

SHARES ELIGIBLE FOR FUTURE SALE

There is not currently an established U.S. trading market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market after this offering, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of the sale of [*] shares of common stock pursuant to this offering, we will have [*] shares of common stock issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have [*] shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

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All previously issued shares of common stock that were not offered and sold in this offering, as well as shares subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of our common stock for (i) at least six months (subject to certain limitations for affiliates described below) would be entitled to sell their securities provided that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale or (ii) at least one year; provided that such person is not an affiliate of ours the time of the sale and has not been an affiliate of ours during the three months preceding the sale.

An affiliate of ours who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell under clause (i) above, if, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of shares of our common stock then outstanding; or

•	the average weekly trading volume of shares of our common stock on the Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Lock-Up Agreements

We and our officers, directors and holders of 5% or greater of our outstanding common stock have agreed to be locked up for a period of twelve months from the date on which the trading of our common stock commences. Holders of 1-4.99% of our outstanding common stock agreed to be locked up for a period of six months from the date on which the trading of our common stock commences, provided that if the aggregate of such holders’ shares were to equal or exceed 20% of our outstanding common stock on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for twelve months from the date of trading of our common stock commences. Holders of less than 1% of our outstanding common stock are not subject to any lock up, provided that if the aggregate of such holders’ shares were to equal or exceed 5% of our outstanding common stock on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for six months from the date of trading of our common stock commences. See “Underwriting” for more information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for United States federal income tax purposes. This summary does not discuss all of the aspects of United States federal income taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable United States Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the United States federal income tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the IRS will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of the ownership or disposition of our common stock.

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As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an entity or arrangement treated as a partnership;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular United States federal income tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, and does not address any special tax rules that may apply to particular Non-U.S. Holders, including, without limitation:

•	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in stocks or securities, foreign currency dealer, U.S. covered expatriate, controlled foreign corporation or passive foreign investment company;

•	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any United States federal income tax consequences for beneficial owners of a Non-U.S. Holder, including stockholders of a controlled foreign corporation or passive foreign investment company that holds our common stock. This summary also does not address the effects of other United States federal tax laws, such as estate and gift tax laws.

Each Non-U.S. Holder should consult its tax advisor regarding the United States federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in its common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “—Dispositions of Our Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate).

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Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the United States withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for United States federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

The IRS Forms and other certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS in the form of a U.S. tax return. Non-U.S. Holders should consult their tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax (including United States withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States). In this case, the gain will be subject to United States federal income tax on a net income basis at the regular rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for United States federal income tax purposes, the “branch profits tax” described above may also apply;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain United States source capital losses (provided the Non-U.S. Holder has timely filed United States federal income tax returns with respect to such losses), generally will be subject to a flat 30% United States federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable United States Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their tax advisors regarding the possible adverse United States federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

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The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of distributions on our common stock and the amount of United States federal income tax, if any, withheld from those payments, regardless of whether such distributions constitute dividends. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to United States backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our common stock outside the United States through a non-United States office of a non-United States broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not United States backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-United States office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a United States office of a broker, the payment will be subject to both United States backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s United States federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose United States federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S. source dividends (including dividends paid on our common stock) and (ii) (subject to the proposed Treasury Regulations discussed below) the gross proceeds from the sale or other disposition of property that produces U.S. source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its United States account holders and its United States owners and (ii) certain withholding obligations applicable to certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-United States Holder holds its common stock will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally will apply to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

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UNDERWRITING

In connection with this offering, we will enter an underwriting agreement with Boustead Securities, LLC, as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, each underwriter will severally agree to purchase the number of shares of common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares of Common Stock

Boustead Securities, LLC	[*]

Totals:	[*]

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the overallotment option described below, if any are purchased).

The underwriters are offering the shares of common stock subject to various conditions and may reject all or part of any order. The representative of the underwriters has advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price less a concession not in excess of $[*] per share of common stock. After the shares of common stock are released for sale to the public, the representative may change the offering price, the concession, and other selling terms at various times.

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us before expenses. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters:

	Per Share of Common Stock		Total Without Over-Allotment Option		Total With Over- Allotment Option
Public offering price	$	[*]	$	[*]	$	[*]
Underwriting discounts and commission	$	[*]	$	[*]	$	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]	$	[*]
Non-accountable expense allowance	$	[*]	$	[*]	$	[*]

We estimate that our total expenses of this offering, excluding the estimated underwriting discounts and commissions and excluding the non-accountable expense allowance, will be approximately $[*].

115

We have agreed to reimburse the representative for reasonable out-of-pocket expenses incurred by the representative in connection with this offering, regardless of whether this offering is consummated, up to $[*]. The representative’s out-of-pocket expenses include: (i) road show and travel expenses, (ii) reasonable fees of the representative’s legal counsel, (iii) the cost of background check on our officers, directors and major shareholders and due diligence expenses. Any out-of-pocket expenses above $5,000 are to be pre-approved by our company in writing. As of the date of this prospectus, we have paid the representative refundable advances of $75,000 which shall be applied against its actual out-of-pocket accountable expenses. Such advance payments will be returned to us to the extent any portion of the advance is not actually incurred, in accordance with FINRA Rule 5110(g)(4)(A).

We have also agreed to issue to the representative of the underwriters warrants to purchase a number of shares of common stock equal to an aggregate of 7% of the aggregate number of the shares sold in this offering. The warrants will be exercisable on a cashless basis at an exercise price equal to 125% of the offering price of the shares sold in this offering, at any time, and from time to time, in whole or in part, commencing from the completion of this offering and expiring five (5) years from commencement of sales in this offering, and will have a cashless exercise provision. We have agreed to a one-time demand registration of the shares of common stock underlying the underwriter’s warrants for a period of five years from the effective date of the registration statement. The underwriter’s warrants also provide for immediate “piggyback” registration rights with respect to the underlying shares of common stock during the three-year period commencing from the effective date of the registration statement related to this offering. Such piggyback rights shall expire on a date which shall be three years from the date of commencement of sales of the share offered hereby. The warrants are not redeemable by us. The warrants and the shares of common stock issuable upon exercise of the warrants have been included on the registration statement of which this prospectus forms a part. Pursuant to applicable FINRA rules, and in particular Rule 5110, the warrants (and underlying shares) issued to the underwriters may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days after the effective date of the registration statement related to this offering, provided, however, that the warrants (and the underlying shares) may be transferred to the underwriters’ officers, partners, registered persons or affiliates as long as the warrants (and the underlying shares) remain subject to the lock-up.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Pursuant to the underwriting agreement, we will provide the representative of the underwriters the right of first refusal for two years from the date of commencement of sales of this public offering to act as sole investment banker, sole book-runner, sole financial advisor and/or to act as a sole placement agent, at the representative’s sole discretion, on at least equal economic terms for each and every transaction, including future public and private equity and debt offering, including all equity linked financings, mergers, business combinations, recapitalizations or sale of some or all of our equity or our assets, whether in conjunction with another advisor or broker-dealer or on our own volition.

We, our officers, directors and holders of 5% or greater of our outstanding shares of common stock have agreed to be locked up for a period of twelve months from the date on which the trading of our common stock commences. Holders of 1-4.99% of our ordinary have agreed to be locked up for a period of six months from the date on which the trading of our common stock commences provided that if the aggregate of such holders’ shares were to equal or exceed 20% of our issued and outstanding shares on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for twelve months from the date of trading of our common stock commences. Holders of less than 1% of our outstanding shares of common stock are not subject to any lock up provided that if the aggregate of such holders’ shares were to equal or exceed 5% of our issued and outstanding shares on a fully diluted basis prior to the completing of this offering, then their lock up period shall be for six months from the date of trading of our common stock commences. During the lock-up period, without the prior written consent of the underwriter, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock.

116

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares of our common stock before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions — the representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions — the underwriters may sell more shares of common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriter’s over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids — if the representative purchases shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares of common stock as part of this offering.

•	Passive market making — market makers in the common stock who are underwriters or prospective underwriters may make bids for or purchases of shares of common stock, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the common stock if it discourages resales of our shares of common stock.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the Nasdaq Capital Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

In December 2022, the Company issued 250,000 shares of its common stock in a private placement pursuant to Regulation D of the Securities Act to one (1) accredited investor at a purchase price of $1.00 per share for gross proceeds of $250,000 less placement agent fees paid to Boustead Securities, LLC as placement agent. In addition, in connection with the private placement, Boustead Securities LLC received warrants to purchase an aggregate of 17,500 shares of our common stock at an exercise price of $1.00 as a part of the compensation for placement agent services.

In February 2023, the Company issued an aggregate of 685,000 shares of its common stock in a private placement pursuant to Regulation D of the Securities Act to eleven (11) accredited investors at a purchase price of $1.00 per share for gross proceeds of $685,000 less placement agent fees paid to Boustead Securities, LLC as placement agent. In addition, in connection with the private placement, Boustead Securities LLC received warrants to purchase an aggregate of 47,950 shares of our common stock at an exercise price of $1.00 as a part of the compensation for placement agent services. The exercise price of this warrant is expected to increase to $6.25 per share.

In March 2023, the Company issued an aggregate of 325,000 shares of its common stock in a private placement pursuant to Regulation D of the Securities Act to three (3) accredited investors at a purchase price of $1.00 per share for gross proceeds of $325,000 less placement agent fees paid to Boustead Securities, LLC as placement agent. In addition, in connection with the private placement, Boustead Securities LLC received warrants to purchase an aggregate of 22,750 shares of our common stock at an exercise price of $1.00 as a part of the compensation for placement agent services. The exercise price of this warrant is expected to increase to $6.25 per share.

Electronic Delivery of Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

If, during the period that is twelve (12) months following the termination or expiration of the engagement letter between the representative and the Company, we consummate a financing with a party, including any investor in pre-initial public offering financings, if any, and this initial public offering, or any party who became aware of us or who became known to us prior to such termination or expiration of the engagement letter, we will pay the representative a fee equal to a percentage ranging from 1% – 10% of the proceeds of such financing, of which the percentage will be dependent on the aggregate consideration of the financing (e.g., less than $10 million - 10% fee, more than $100 million - 1% fee). The representative will only be entitled to such fee to the extent that the parties were directly introduced to the Company by the representative, in accordance with FINRA Rule 2010).

We have applied for approval of our common stock for listing on Nasdaq under the symbol “[*]” and the final approval by Nasdaq of such listing is a condition to this offering. Trading of our common stock on Nasdaq is expected to begin following this prospectus being declared effective by the SEC.

117

EXPERTS

TAAD LLP, an independent registered public accounting firm, audited our financial statements for the years ended December 31, 2022 and 2021. We have included our financial statements with their report in this prospectus and elsewhere in the registration statement in reliance on the report of TAAD LLP, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Carmel, Milazzo & Feil LLP, New York, New York. Bevilacqua PLLC, Washington, DC, is acting as counsel for the representative of the underwriters with respect to this offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.acesisbio.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

118

Acesis Holdings Corporation

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Acesis Holdings Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Acesis Holdings Corporation (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD, LLP
We have served as the Company’s auditor since 2022.
Diamond Bar, California
May 12, 2023

F-2

Acesis Holdings Corporation

Consolidated Balance Sheets

As of December 31, 2022 and 2021

	December 31,
	2022	2021
ASSETS
Current assets:
Cash	$150,628	$442,623
Prepaid expenses and other current assets	4,416	84,876
Total assets	$155,044	$527,499

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$705,072	$407,278
Due to related parties	63,528	74,091
Accrued interest	5,967	1,480
Accrued interest, related party	7,178	7,178
Accrued salaries, related party	203,640	203,640
Accrued board fees, related party	402,471	284,333
Note payable	100,000	-
Other current liabilities	74,782	48,030
Total liabilities	1,562,638	1,026,030

Stockholders' deficit:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of December 31, 2022 and 2021	-	-
Common stock, $0.001 par value, 190,000,000 shares authorized, 13,712,270 and 13,159,974 shares issued and outstanding as of December 31, 2022 and 2021, respectively	13,712	13,160
Additional paid-in capital	16,531,954	15,866,382
Accumulated deficit	(17,975,050)	(16,408,859)
Accumulated other comprehensive income	21,790	30,786
Total stockholders' deficit	(1,407,594)	(498,531)
Total liabilities and stockholders' deficit	$155,044	$527,499

F-3

Acesis Holdings Corporation

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2022 and 2021

	Year Ended
	December 31,
	2022	2021
Revenue	$-	$-

Operating expenses:
General and administrative	634,163	9,386,045
Research and development	317,676	147,136
Professional and consulting expenses, related party	501,068	365,764
Total operating expenses	1,452,907	9,898,945

Loss from operations	(1,452,907)	(9,898,945)

Other income (expense), net
Change in fair value of derivative liability	4,913	(24,580)
Interest expense	(129,501)	-
Interest expense, related party	-	(46,757)
Gain (loss) on foreign exchange	11,304	15,351
Loss on debt extinguishment	-	(72,094)
Loss on debt extinguishment, related party	-	(238,157)
Loss on accounts payable settlement	-	(42,800)
Gain (loss) on debt forgiveness	-	314,083
Total other income (expense), net	(113,284)	(94,954)

Net loss	$(1,566,191)	$(9,993,899)

Foreign currency translation	(8,996)	30,786
Comprehensive loss	$(1,575,187)	$(9,963,113)

Weighted average common shares outstanding - basic and diluted	13,301,328	11,909,072

Net loss per common share - basic and diluted	$(0.12)	$(0.84)

F-4

Acesis Holdings Corporation

Consolidated Statement of Changes in Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2022 and 2021

					Additional		Accumulated	Total
	Ordinary Shares		Common Stock		Paid-in	Accumulated	Other Comprehensive	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity (Deficit)

Balances at December 31, 2020	-	$-	5,587,312	$5,587	$4,863,425	$(6,414,960)	$-	$(1,545,948)
Common shares issued for services	-	-	4,200,812	4,201	8,349,954	-	-	8,354,155
Shares issued pursuant to conversion of notes and accounts payable	-	-	328,771	329	836,751	-	-	837,080
Conversion of derivative liability	-	-	-	-	89,584	-	-	89,584
Shares issued for the cancellation of outstanding warrants	-	-	1,761,000	1,761	(1,761)	-	-	-
Common shares issued for cash	-	-	1,282,079	1,282	1,728,429	-	-	1,729,711
Foreign currency translation	-	-	-	-	-	-	30,786	30,786
Net loss	-	-	-	-	-	(9,993,899)	-	(9,993,899)
Balances at December 31, 2021	-	-	13,159,974	13,160	15,866,382	(16,408,859)	30,786	(498,531)
Shares issued pursuant to conversion of notes	-	-	200,000	200	199,800	-	-	200,000
Conversion of derivative liability		-	-	-	120,051	-	-	120,051
Common shares issued for services	-	-	60,000	60	72,309	-	-	72,369
Common shares issued for cash	-	-	292,289	292	259,043	-	-	259,335
Placement agent warrant costs	-	-	-	-	14,370	-	-	14,370
Exchange agreement	-	-	7	-	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	(8,996)	(8,996)
Net loss	-	-	-	-	-	(1,566,191)	-	(1,566,191)
Balances at December 31, 2022	-	-	13,712,270	$13,712	$16,531,954	$(17,975,050)	$21,790	$(1,407,594)

F-5

Acesis Holdings Corporation

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2022 and 2021

	Year Ended
	December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(1,566,191)	$(9,993,899)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for services	72,369	8,354,155
Amortization of debt discount	124,964	37,671
Change in fair value of derivative liability	(4,913)	24,580
Loss on debt extinguishment	-	72,094
Loss on debt extinguishment, related party	-	238,157
Loss on accounts payable settlement	-	42,800
Debt forgiveness	-	(314,083)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	80,460	(78,520)
Accounts payable	297,792	240,118
Due to related parties	(10,563)	-
Accrued interest	4,487	(9,250)
Accrued salaries	-	36,590
Accrued board fees	118,138	51,333
Other current liabilities	26,752	48,030
Net cash used in operating activities	(856,703)	(1,250,224)
Cash flows from financing activities:
Common shares issued for cash	273,705	1,729,711
Proceeds from notes payable	300,000	-
Repayments of related party notes payable	-	(98,000)
Net cash provided by financing activities	573,705	1,631,711
Net change in cash and cash equivalents	(282,998)	381,487
Effect of exchange rate changes on cash	(8,997)	30,786
Cash and cash equivalents at beginning of year	442,623	30,350
Cash and cash equivalents at end of year	$150,628	$442,623

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Shares issued pursuant to conversion of notes and accounts payable	$200,000	$837,080
Conversion of derivative liability	$120,051	$89,584
Placement agent warrant costs	$14,370	$-

F-6

Notes to the Consolidated Financial Statements

1.	Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations – Acesis Holdings Corporation (“AHC” or the “Company”) was incorporated as a C-Corporation in the State of Nevada on October 3, 2022. Effective December 19, 2022, ACH entered into share exchange and cancellation agreements (“Subsequent Share Exchange”) with each shareholder of Acesis UK, pursuant to which AHC agreed to issue new shares of common stock in AHC to the shareholders of Acesis UK, in consideration for ordinary shares of Acesis UK, constituting 100% of the ordinary shares of Acesis UK. Following the Subsequent Share Exchange, Acesis UK became a wholly owned subsidiary of AHC. The exchange is being treated as a reorganization of entities under common control, and as such, all share amounts in these financials statements have been retroactively presented as a result of the effect of the exchange.

AHC, Acesis Biomed Ltd (“Acesis UK”) and its subsidiary, Acesis Biomed US, Inc. (“ABI”) is an emerging pre-phase 1 (first-in-man) clinical, biotechnology company focused on men’s health. Acesis UK was incorporated in England and Wales on February 4, 2021. Acesis Biomed US, Inc. was incorporated as a C-corporation in the state of Colorado on March 11, 2015. On April 7, 2021, Acesis UK entered into various share exchange and cancellation agreements (“Initial Share Exchange”) with each shareholder and warrant holder of ABI pursuant to which the Company agreed to issue new ordinary shares in Acesis UK to the shareholders and warrant holders of ABI, in consideration for shares of common stock of ABI, constituting 100% of the common stock of ABI. Following the Initial Share Exchange, ABI became a wholly owned subsidiary of Acesis UK.

AHC and ABI have its primary place of business in Denver, Colorado and Acesis UK has its primary place of business in London, England.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report the Company’s financial condition, results of operations and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Acesis UK, and its wholly-owned subsidiary, Acesis Biomed US., a Colorado corporation (“ABI”). All significant intercompany transactions and balances have been eliminated in consolidation.

AHC was established for the sole purpose of acquiring Acesis UK and is jointly controlled by five parties, including the Company’s Directors. The same five parties are deemed to have control of the Company prior to the acquisition and as such, the transaction is deemed to have taken place under common control. As such, the acquisition has been accounted for under merger accounting and no goodwill has been recognized. The exchange is being treated as a reorganization of entities under common control, and as such all share amounts in these financial statements have been retroactively presented the effect of the exchange. Furthermore, the consolidated statements are presented retrospectively to include the results of operations of AHC and the Company since its incorporation on October 3, 2022. All Stockholder’s Equity transactions have been retrospectively presented in these Consolidated Financial Statements.

Acesis UK was established for the sole purpose of acquiring Acesis Biomed US and is jointly controlled by four parties, including the Company’s Directors. The same four parties are deemed to have control of the Company prior to the acquisition and as such, the transaction is deemed to have taken place under common control. As such, the acquisition has been accounted for under merger accounting and no goodwill has been recognized.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of six months or less to be cash equivalents.

F-7

Use of Estimates – The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant items subject to such estimates include but are not limited to the valuation of share-based awards.

Fair Value of Financial Instruments – Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying value of cash and cash equivalents, prepaid expenses, accounts payable, accrued expenses and other current liabilities are considered to approximate fair value due to the short-term nature of these instruments.

Convertible Instruments – The Company has utilized various types of financing to fund its business needs, including convertible debt. The Company considers guidance within Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 470-20, Debt with Conversion and Other Options (ASC 470-20), ASC 480, Distinguishing Liabilities from Equity (ASC 480), and ASC 815, Derivatives and Hedging (ASC 815) when accounting for the issuance of its convertible securities. Additionally, the Company reviews the instruments to determine whether they are freestanding or contain an embedded derivative and, if so, whether they should be classified in permanent equity, mezzanine equity or as a liability at each reporting period until the amount is settled and reclassified into equity.

When multiple instruments are issued in a single transaction, the Company allocates total proceeds from the transaction among the individual freestanding instruments identified. The allocation is made after identifying (1) all the freestanding instruments and (2) the subsequent measurement basis for those instruments. The subsequent measurement basis determines how the proceeds are allocated. Generally, proceeds are allocated based on one of the following methods:

●	Fair value method - The instrument being analyzed is allocated a portion of the proceeds equal to its fair value, with the remaining proceeds allocated to the other instruments as appropriate.

●	Relative fair value method - The instrument being analyzed is allocated a portion of the proceeds based on the proportion of its fair value to the sum of the fair values of all the instruments covered in the allocation.

●	Residual value method - The instrument being analyzed is allocated the remaining proceeds after an allocation is made to all other instruments covered in the allocation.

F-8

Generally, when there are multiple instruments issued in a single transaction that have different subsequent measurement bases, the proceeds from the transaction are first allocated to the instrument that is subsequently measured at fair value (i.e. - instruments accounted for as a derivative liability) at its issuance date fair value, with the residual proceeds allocated to the instrument not subsequently measured at fair value. In the event both instruments in the transaction are not subsequently measured at fair value (i.e. equity-classified instruments), the proceeds from the transaction are allocated to the freestanding instruments based on their respective fair values, using the relative fair value method.

After the proceeds are allocated to the freestanding instruments, resulting in an initial discount on the host contract, those instruments are further evaluated for embedded features (i.e. conversion options) that require bifurcation and separate accounting as a derivative financial instrument pursuant to ASC 815. Embedded derivatives are initially and subsequently measured at fair value. Under ASC 815, a portion of the proceeds received upon the issuance of the hybrid contract is allocated to the fair value of the derivative.

The Company accounts for convertible instruments in which it is determined that the embedded conversion options should not be bifurcated from their host instruments, in accordance with ASC 470-20. Under ASC 470-20, the Company records, when necessary, discounts to convertible notes or convertible preferred stock for the intrinsic value of conversion options embedded in the convertible instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the convertible instrument, unless limited by the proceeds allocated to such instrument. See Note 5 and Note 6 for additional discussion on the identified embedded features (conversion options) associated with the Company’s convertible notes and convertible preferred stock and resulting beneficial conversion features recorded.

The Company allocates issuance costs between the individual freestanding instruments identified on the same basis as proceeds were allocated. Issuance costs associated with the issuance of stock or equity contracts (i.e. equity-classified warrants and convertible preferred stock) are recorded as a charge against the gross proceeds of the offering. Issuance costs associated with the issuance of debt (i.e. convertible debt) is recorded as a direct reduction of the carrying amount of the debt liability, however, if debt issuance costs exceed the carrying amount of the debt, issuance costs are recorded to additional paid-in capital as a reduction of the beneficial conversion feature. Any issuance costs associated with the issuance of liability-classified warrants are expensed as incurred.

Revenue Recognition – The Company intends to generate revenue from upfront license fees, royalties, and product sales. The Company will determine revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue will be recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company will not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

To date, the Company has not generated any revenue.

F-9

Research and Development Costs – Research and development costs are charged to operations in the period incurred. For the years ended December 31, 2022 and 2021, the Company incurred $317,676 and $147,136 in research and development costs.

General and Administrative – General and administrative costs primarily consist of personnel-related expenses, including payroll, consulting and professional fees, as well as general corporate expenses.

Stock-Based Compensation – Stock-based payments are measured at their estimated fair value on the date of grant. For employees, the Company recognizes compensation expense for share-based awards based on the estimated fair value of the award on the date of grant and the probable attainment of a specified performance condition or over a service period. Share-based compensation expense recognized during a period is based on the estimated number of awards that are ultimately expected to vest. For warrants that do not vest immediately but which contain only a service vesting feature, we recognize compensation cost on the unvested warrants on a straight-line basis over the remaining vesting period.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of warrants and the market price of our common stock, or comparable public companies if our stock is not trading, on the date of grant for the fair value. Our determination of fair value of share-based awards is affected by those stock prices as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and certain other market variables such as the risk-free interest rate.

Income Taxes – The Company is primarily subject to corporation taxes in the United Kingdom and the United States. The calculation of the Company’s tax provision involves the application of both United Kingdom and United States tax law and requires judgement and estimates.

The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company determines its deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

The Company accounts for uncertainty in income taxes by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

Earnings Per Share – Basic loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercise of outstanding stock options and warrants, plus the conversion of convertible notes, if any. As of December 31, 2022, potentially dilutive shares included outstanding warrants (see Note 10). There were no potentially dilutive shares at December 31, 2021.

Foreign Currency – The functional currency of Acesis UK is the Great Britain Pound (GBP). UK’s financial statements are translated into U.S. Dollars using period-end exchange rates for assets and liabilities, historical exchange rates for stockholders’ equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders’ equity. Foreign currency transaction gains and losses are included in other income (expense), net in the statements of comprehensive loss.

F-10

Comprehensive Loss – Comprehensive loss is composed of net loss and other comprehensive income (loss). Other comprehensive income (loss) consists solely of foreign currency translation gains and losses for the year ended December 31, 2022 and 2021.

Recently Issued Accounting Pronouncements – In December 2019, the FASB issued ASU No. 2019-12, Income Taxes - simplifying the accounting for income taxes (Topic 740), which is meant to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendment also improves consistent application and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU was effective January 1, 2021, and the adoption of this standard did not have a significant impact on our financial position and results of operations.

In April 2021, the FASB issued ASU 2021-04, "Earnings Per Share (Topic 260), Debt- Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging- Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options" ("ASU 2021-04") to clarify the accounting by issuers for modifications or exchanges of equity-classified warrants. The new ASU is effective for all entities in fiscal years starting after December 15, 2021. Early adoption is permitted. The Company elected early adoption of ASU 2021-04 as of January 1, 2020. As a result of the application of this standard related to the modification of warrants, the Company recognized a $2,415,830 dividend and an offsetting entry to retained earnings in 2020, and recorded $32,625 on other expense due to incremental change from other warrant modifications.

In March 2022, the U.S. Securities and Exchange Commission (the “SEC”) issued the proposed rule under SEC Release No. 33-11042, The Enhancement and Standardization of Climate-Related Disclosures for Investors, to enhance and standardize the climate-related disclosures provided by public companies. This update will require the disclosure of greenhouse gas emissions, including Scope 1 and Scope 2 emissions, which will be subject to third-party assurance, as well as climate-related targets and goals, and how the Board of Directors (the “Board”) and management oversee climate-related risks. As of December 31, 2022, these proposed rules were not adopted by the SEC; however, we anticipate that the adoption of these proposed rules will not have a material impact on our financial statements and disclosures.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future financial position, results of operations or cash flows.

2.	Going Concern:

At December 31, 2022, the Company had cash of $150,628. It also had a working capital deficit of $1,407,594, and an accumulated deficit of $17,975,050. This raises substantial doubt about the Company's ability to continue as a going concern. Management is taking action to ensure the Company will continue as a going concern for at least one year beyond the date of the issuance of the Company’s financial statements. The Company received $273,705 in net cash proceeds for the sale of 292,289 shares for the year ended December 31, 2022. Additionally, the Company received $200,000 from convertible notes and $100,000 from a note payable. Subsequent to December 31, 2022, AHC has sold an additional 1,010,000 shares of its common stock at $1.00 per share and received net cash proceeds of $923,850 after fees and commissions. Sales of the Company’s equity instruments will continue as the Company seeks a private placement offering of its common stock, as well as a contemplated IPO. These fundraising efforts may not be successful. While there can be no assurances, management believes that these actions will enable the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F-11

3.	Exchange Agreements:

Effective December 19, 2022, the shareholders of Acesis UK entered into a Share Exchange Agreement (“Subsequent Share Agreement”) whereby each of the shareholders exchanged twenty ordinary shares of Acesis UK stock for one share of common stock of AHC, a State of Nevada corporation formed on October 6, 2022 by the CEO and Directors to raise funds to advance the Company’s research and development activities. As a result, the shareholders converted the total of 269,245,277 ordinary shares of outstanding Acesis UK stock to 13,462,270 shares of common stock in AHC. The Acesis UK shareholders owned 100% of Acesis UK prior to the Subsequent Exchange Agreement and in essence owned 100% of the Company after completion of the Exchange Agreement. The sole purpose and rationale for the Subsequent Exchange Agreement transaction created by the board of Acesis UK was to place a US holding company on top of Acesis UK in preparation for, and to legally facilitate, a stock exchange listing on Nasdaq.

Upon closing of the Subsequent Exchange Agreement, Acesis UK became a wholly-owned subsidiary of AHC.

The Subsequent Exchange is being treated as a reorganization of entities under common control effected by a unit-share exchange for financial accounting and reporting purposes. AHC is treated as the accounting acquirer as its stockholders control Acesis UK after the exchange into AHC. As a result, the assets and liabilities and the historical operations of ABI will be reflected in the financial statements of the Company. Since AHC had no operations prior to the Exchange, the transaction was treated as a reorganization for accounting purposes and no goodwill or other intangible assets were recorded. These consolidated financial statements include the historical accounts of Acesis UK and ABI since inception and the accounts of AHC since the date common control commenced.

On April 7, 2021, the shareholders of ABI entered into the Initial Share Exchange Agreement whereby each of the shareholders exchanged one share of ABI (formerly known as IASO BioMed, Inc.) common stock for three ordinary shares of Acesis Biomed Ltd, a UK Company formed on February 4, 2021 by an agent and director who resigned after this transaction, to raise funds to advance the Company’s research and development activities. As a result, the stockholders converted the total of 66,945,936 shares of outstanding ABI common stock to 200,837,808 ordinary shares of Acesis Biomed Ltd. The US shareholders owned 100% of ABI prior to the Exchange Agreement and in essence owned 100% of the Company after completion of the Initial Exchange Agreement. The sole purpose and rationale for the exchange agreement transaction was created by the board of ABI to place a UK holding company on top of ABI (the operating entity) in preparation for, and to legally facilitate, a stock exchange listing on a UK-based market. The Company subsequently decided not to pursue a UK offering.

In April 2021, the ABI warrant holders (see Notes 8 and 10) entered into a Cancellation and Exchange Agreement whereby the warrant holders cancelled their outstanding warrants to purchase a total of 11,740,000 shares of ABI common stock and in exchange received three shares of ordinary shares in Acesis Biomed Ltd., or a total of 35,220,000 Acesis UK shares or 1,761,000 shares of AHC.

Upon closing of the Initial Exchange Agreement, ABI became a wholly-owned subsidiary of Acesis UK.

The Initial Exchange is being treated as a reorganization of entities under common control effected by a unit-share exchange for financial accounting and reporting purposes. The Company is treated as the accounting acquirer as its stockholders control ABI after the exchange into Acesis UK. As a result, the assets and liabilities and the historical operations of ABI will be reflected in the financial statements of the Company. Since Acesis UK had no operations prior to the Exchange, the transaction was treated as a reorganization for accounting purposes and no goodwill or other intangible assets were recorded.

4.	Related Party Transactions:

Note Payable – In December 2022 Richard Schell, a director and former CEO, resigned as a board member of the Company. Prior to 2021, the Company executed unsecured demand notes payable to Richard Schell, the Company’s former CEO, a founder and stockholder for a total of $98,000 bearing interest at 6% per annum. During 2021, the principal and interest was repaid in full.

F-12

Convertible Notes Payable – In November 2020 certain related parties including our officers and directors agreed to convert a total of $373,215 in accrued fees payable to them into promissory notes convertible into shares of ABI common stock at $1.50 per share. These notes carried a three-year term and carried an interest rate of 6% per annum. Because these notes are convertible into a known number of shares at a set conversion price and therefore are not considered a derivative instrument.

An additional $4,663 of interest expense was accrued during the year ended December 31, 2021.

In March 2021, $224,465 principal of these related party notes were converted into 975,935 shares of ABI common stock at $0.23 per share (146,390 shares of AHC). As a result, the Company recognized a loss on debt extinguishment of $238,157. In addition, the holders of the remaining $148,750 agreed to forgive repayment and extinguish the notes completely, leaving a principal balance due of $0 and interest payable at December 31, 2022 and 2021 of $7,178.

Employment Agreements – In March 2017 ABI entered into an employment agreement with its then CEO, Mr. Richard Schell, for a two-year term. The base salary of $150,000 per annum is payable to the CEO only upon the Company’s raising of an additional $750,000. Mr. Schell assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive. The CEO also received warrants to purchase 250,000 shares of ABI common stock at $0.40 per share for a period of five years after issuance. 125,000 warrants vested upon signing the agreement and the remaining 125,000 vested in March 2018. The CEO will also be eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. The agreement provides for severance payments. This agreement was renewed under the same terms for an additional two-year period through March 2021 and then for an additional three months ending April 30, 2021. In March 2021 Mr. Richard Schell, CEO, resigned his position as CEO and his employment agreement was cancelled effective April 30, 2021. As of that Date, Mr. Schell had accrued but unpaid compensation due to him of $116,500 that remains unpaid at December 31, 2022 and 2021.

In March 2017 ABI entered into an employment agreement with its CFO, Duane Knight, for a two-year term. The CFO assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive. The base salary of $75,000 per annum was payable to the CFO only upon the Company’s raising of an additional $750,000. The CFO also received warrants to purchase 500,000 shares of the ABI common stock at $0.40 per share for a period of five years after issuance; 250,000 warrants vested upon signing the agreement and the remaining 250,000 vested in March 2018. The CFO will also be eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. The agreement provides for severance payments. This agreement was renewed under the same terms for an additional two-year period through March 2021 and then for an additional three months ending April 30, 2021. The Company signed a new agreement dated December 1, 2021, with the same provisions, except that the term is one year with a base salary of $60,000. In January 2023, the Company renewed this agreement for an additional one year under the same terms.

During the first quarter of 2021, the former CEO and CFO agreed to forgive $55,825 of their accrued salaries.

ABI accrued $81,250 in salaries related to these agreements for the year ended December 31, 2021. During the year ended December 31, 2021, ABI paid $44,660 to the former CEO and CFO under these agreements. No amounts under these agreements were paid during 2022. As a result of these transactions, accrued amount under these agreements totaled $203,640 at December 31, 2022 and 2021.

In May 2021 ABI entered into an employment agreement with its Corporate Secretary and newly appointed COO, Thomas Olson, for a two-year term. The COO will assume his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive. The base salary of $90,000 per annum. The COO will also be eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. The agreement provides for severance payments. In January 2023, the Company renewed this agreement for an additional two years under the same terms.

F-13

ABI accrued $150,000 in salaries related to the agreements for COO and CFO for the year ended December 31, 2022. During the year ended December 31, 2022, ABI paid $151,750 to these officers under their agreements. As a result of these transactions, accrued salaries under these agreements totaled $11,250 at December 31, 2022.

In April 2021 Acesis UK entered into an employment agreement with one of its founders, Dr. Costas Karatzas, to be CEO for a two-year term. Mr. Karatzas will assume his responsibilities on a full-time basis and earn a base salary is $250,000 per annum. The CEO will also be eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. He will also be eligible once the Company establishes an option, as well as standard benefits. The agreement provides for severance payments. In January 2023, the Company renewed this agreement for an additional two years under the same terms.

Acesis UK accrued $182,431 in salaries related to this agreement for the year ended December 31, 2021. During the year ended December 31, 2021 Acesis UK paid $182,431 under this agreement in 2021. As a result of these transactions, accrued salaries under this agreement totaled $0 at December 31, 2021.

Scientific Advisory Board Agreements – Effective March 1, 2018, the Company entered into a Scientific Advisory Board Agreement with our director Dr. Papadopoulos (the “Papadopoulos Agreement”), through which Dr. Papadopoulos agreed to serve on our Scientific Advisory Board. The term of the Papadopoulos Agreement is one year from execution and may be renewed annually by mutual consent of both parties. The Papadopoulos Agreement provides for payments as follows: an annual fee of $35,000, which includes $10,000 to serve as the Scientific Advisory Board Chairman; a signing bonus of $50,000 payable after successful closing of any cumulative minimum $1,000,000 investment in the Company; a non-discretionary bonus of $45,000 payable following a successful financing round of a minimum of $2,000,000; and should the Papadopoulos Agreement be renewed after one year, a $95,000 bonus payable only after the signing bonus and non-discretionary bonus from year one have been earned. In order to receive the non-discretionary bonus payments Dr. Papadopoulos must be actively involved in the creation and execution of strategies necessary for the Company to achieve its strategic plan including the scientific, commercial and business objectives, as applicable and as agreed upon between the Dr. Papadopoulos and the Company’s Chief Executive Officer. As of April 2020, Dr. Papadopoulos’ fee was increased to $100,000 per year from $35,000 and a renewal bonus was granted totaling $65,000. This agreement was renewed for a one-year term effective March 1, 2021. The Company intends to extend this agreement under the same terms for an additional one-year term.

Also, effective March 1, 2018, we entered into a Scientific Advisory Board Agreement with our then director and current CEO, Dr. Karatzas (the “Karatzas Agreement”), through which Dr. Karatzas agreed to serve on our Scientific Advisory Board. The term of the Karatzas Agreement is one year from execution and may be renewed annually by mutual consent of both parties. The Karatzas Agreement provides for payments as follows: an annual fee of $25,000; a signing bonus of $50,000 payable after successful closing of any cumulative minimum $1,000,000 investment in the Company; a non-discretionary bonus of $40,000 payable following a successful financing round of a minimum of $2,000,000; and should the Karatzas Agreement be renewed after one year, a $90,000 bonus payable only after the signing bonus and non-discretionary bonus from year one have been earned. In order to receive the non-discretionary bonus payments Dr. Karatzas must be actively involved in the creation and execution of strategies necessary for the Company to achieve its strategic plan including the scientific, commercial and business objectives, as applicable and as agreed upon between the Dr. Karatzas and the Company’s Chief Executive Officer. As of April 2020, Dr. Karatzas’ fee was increased to $100,000 per year from $25,000 and a renewal bonus was granted totaling $75,000. This agreement was renewed for a one-year term effective March 1, 2021 and then cancelled when he became the CEO in April 2021.

During the fourth quarter of 2020, Dr. Papadopoulos and Dr. Karatzas agreed to forgive $52,500 of their accrued fees. In addition, they agreed to convert a total of $148,750 of the amounts due them to promissory notes convertible into the ABI common stock at $1.50 per with interest at 6% per annum.

F-14

During the first quarter of 2021 Dr. Papadopoulos and Dr. Karatzas agreed to forgive $70,750 of their accrued fees. The Company accrued a total of $100,000 for Dr. Papadopoulos during 2022 and $133,333 for both in 2021. The Company paid $82,000 related to these agreements for the year ended December 31, 2021. As a result of these transactions, accrued fees to Dr. Papadopoulos and Dr. Karatzas totaled $384,333 and $284,333 at December 31, 2022 and 2021.

5.	Convertible Note Payable:

In August 2022, Acesis UK issued a convertible note with a face value of $100,000 bearing interest at 9% with a 1-year maturity to an existing shareholder in exchange for $100,000 cash. The principal amount payable of this note shall automatically convert into £0.0002p ordinary shares of Acesis UK ordinary shares at a conversion price equal to the price at which the Company conducts a private placement of its ordinary shares in preparation of a Nasdaq listing during the term of this convertible note. The shareholder executed the Notice of Conversion on October 17, 2022, and the shareholder received 2,000,000 ordinary shares of Acesis UK (or 100,000 shares of AHC).

In September 2022, Acesis UK issued a convertible note with a face value of $100,000 bearing interest at 9% with a 1-year maturity to an existing shareholder in exchange for $100,000 cash. The principal amount payable of this note shall automatically convert into £0.0002 ordinary shares of Acesis ordinary shares at a conversion price equal to the price at which the Company conducts a private placement of its ordinary shares in preparation of a Nasdaq listing during the term of this convertible note. The shareholder executed the Notice of Conversion on October 17, 2022, and the shareholder received 2,000,000 ordinary shares of the Acesis UK (or 100,000 shares of AHC).

The fair value at the commitment date for the convertible notes and the revaluation dates for the Company’s derivative liabilities were based upon the following management assumptions at issuance:

At Issuance - Year Ended December 31, 2022
Expected dividends	0%
Expected volatility	175%
Expected term	1.0 years
Risk free interest	3.36 – 3.67%

In connection with the notes, the Company recognized a derivative liability of $124,964.

On October 17, 2022 the holders of the convertible notes converted the principal value of the note. As a result, the Company recorded the remaining amortization of debt discount of $124,964. The derivative liability was remeasured to a fair value of $120,051, resulting in a gain on change in fair value of derivatives of $4,913, immediately prior to conversion to additional paid-in capital.

At Conversion - October 17, 2022
Expected dividends	0%
Expected volatility	164 - 167%
Expected term	1.00 years
Risk free interest	4.44%

In March 2021 the holder of a convertible note converted the note and accrued interest totaling $50,989 to 309,024 shares of ABI common stock at $0.165 per share. As a result, the Company recorded the remaining amortization of debt discount of $37,671. The derivative liability was remeasured to a fair value of $89,840, resulting in a loss of $24,836, immediately prior to conversion to additional paid-in capital.

Conversion March 2, 2021
Expected dividends	0%
Expected volatility	227.73% 356.56%
Expected term	1.71 years
Risk free interest	0.13%

F-15

In March 2021, a founder holding a $67,950 convertible note agreed to convert the balance at a conversion price of $0.23 per share or 295,435 shares of ABI common stock (or 41,915 shares of AHC). The Board of Directors reduced the price from $1.50 to $0.23 to reflect the fair value of the shares at the time of conversion. In accordance with ASC 470-50, the Company recognizes a gain or loss on debt extinguishment in the period of extinguishment for the difference between the consideration of the extinguished debt and the carrying amount of the extinguished debt. As a result, the Company recorded a loss on conversion of $73,821 as a result of this conversion.

6.	Derivative Liability:

The derivative liability was derived from the conversion features in Note 5. As of December 31, 2022 and 2021, the balance of the derivative liability was $0 upon conversion of the notes (see Note 5).

The change in fair value of the derivative liability is summarized below:

Derivative
Liability
Balance, December 31, 2020	$65,004
Change in fair value	24,580
Conversion into shares of common stock	(89,584)
Balance, December 31, 2021	-
Issuance of convertible notes	124,964
Change in fair value	(4,913)
Conversion into shares of common stock	(120,051)
Balance, December 31, 2022	$-

7.	Note Payable:

In October 2022, ABI issued an unsecured promissory note with a face value of $100,000 bearing interest at 12% per annum to a company associated with a third-party shareholder. The unpaid principal and interest shall be payable at the earlier of six months from the date of this note or upon Borrower or any of its parent companies receiving gross proceeds of $500,000 from a private placement of its securities. This note and accrued interest were repaid in February 2023.

8.	Stockholders’ Equity:

In October 2022, the Company formed Acesis Holdings Corporation (“AHC”), a Nevada Corporation, for the purpose of completing an initial public offering of its Common Stock and listing such shares on the Nasdaq. AHC has the authority to issue 190,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. The Board of Directors has the authority to issue the Preferred Stock from time to time in one or more classes or series, and to state the rights and provisions as the Board of Directors may advise.

In November 2022, to facilitate the intended IPO, the Company initiated a Reorganization Agreement and Plan of Share Exchange. Pursuant to this Agreement, AHC, the Holding Company shall purchase the Shareholders’ Ordinary Shares and in consideration of such transfer, Holding Company shall issue to the shareholder common stock in Holding Company. Consequently, as a result of the Share Exchange, (i) Holding Company will have an aggregate 13,462,270 shares of Common Stock issued and outstanding and owned by the Shareholders, (ii) each Shareholder will cease to be a shareholder of Acesis UK and (iii) the ownership of one hundred percent (100%) of the Ordinary Shares of Acesis UK shall automatically vest in Holding Company and Acesis UK will continue in existence as a direct, wholly-owned subsidiary of Holding Company.

F-16

Acesis UK has the authority to issue an unlimited number of ordinary shares of £0.0002 nominal value stock.

In January 2021, the Board of Directors issued 1,000,000 shares of ABI common stock (150,000 shares of AHC) and accrued $100,000 to one of its founding stockholders, SMW, LLC, in compensation. ABI recorded compensation expense of $300,000 related to this issuance.

In March 2021, certain related parties including officers and directors agreed to forgive a total of $126,275 accrued fees.

In March 2021 the holders of the $373,215 in convertible notes held by related parties agreed to convert $224,465 of the convertible notes to common stock of ABI at a conversion price of $0.23 per share or 979,935 shares of ABI common stock (146,990 shares of AHC). In addition, the holders of the remaining $148,750 agreed to forgive repayment and extinguish the notes completely.

In March 2021, a founder holding a $67,950 convertible note agreed to convert the balance at a conversion price of $0.23 per share or 295,435 shares of ABI common stock (44,315 shares of AHC).

In March 2021 the four independent members of our Scientific Advisory Board agreed to convert a total of $140,625 in fees accrued to them to 611,415 shares of ABI common stock at $0.23 per share (91,712 shares of AHC).

In March 2021, ABI issued a total of 10,000 shares to a consultant for services rendered (1,500 shares of AHC). The Company also issued a total of 15,000 shares to two current stockholders as compensation (2,250 shares of AHC). ABI recorded compensation expense of $7,500 related to these issuances, which was included in general and administrative expenses in the statement of operations and comprehensive loss.

In April 2021, ABI issued an aggregate of 26,480,383 shares of common stock to advisors pursuant to services performed in connection with the Exchange Agreement (3,972,062 shares of AHC). The fair value of $7,944,115, or $0.30 per share (the price of the most recent third-party stock sale), was included in general and administrative expenses in the statement of operations and comprehensive loss.

In April 2021, ABI exchanged its 66,945,936 outstanding shares of common stock and 11,740,000 outstanding common stock warrants for 236,057,808 ordinary shares of Acesis UK (11,802,890 shares of AHC -see Note 3). Additionally, Acesis UK issued 100 ordinary shares pursuant to its incorporation (5 shares of AHC).

In October 2021, Acesis UK issued 25,641,580 ordinary shares for cash proceeds of $1,729,711, or approximately $0.07 (or £0.05) per share (1,282,079 shares of AHC).

In October 2021, Acesis UK issued 1,500,000 ordinary shares (75,000 shares of AHC) to a third-party consultant for services. The fair value of $102,540, or approximately $0.07 (or £0.05) per share, was included in general and administrative expenses in the statement of operations and comprehensive loss.

In January 2022 Acesis UK issued a total of 1,200,000 ordinary shares of its £0.0002 nominal value stock (60,000 shares of AHC) to each of its independent Scientific Advisory board members including 300,000 shares (15,000 shares of AHC) to each of the independent SAB member upon execution of new advisory board agreements with these individuals. The shares were valued at £60,000 or £0.05 per share. These agreements continue the annual compensation of $25,000 for each of these members.

In August 2022, Acesis UK sold 845,789 shares of ordinary shares at a price of £0.05 per share to an unaffiliated shareholder for total proceeds of $50,000 or £42,289 (or 42,289 shares of AHC).

In October 2022, Acesis UK issued an aggregate of 4,000,000 ordinary shares (or 200,000 shares of AHC) pursuant to the conversion of notes totaling $200,000 in principal (see Note 5).

F-17

In December 2022, as a part of the Company’s pre-IPO financing (see Note 9), AHC sold 250,000 shares at $1.00 per share and received net cash proceeds of $223,705 after fees and commissions. As a part of this sale, the Company issued a warrant to the broker for 17,500 shares exercisable for five years at $1.00 per share. The exercise price of this warrant is expected to increase to $6.25 per share.

As of December 31, 2022 AHC had 13,712,270 shares of common stock. As of December 31, 2021, Acesis UK had 263,199,488 ordinary shares issued and outstanding (13,159,974 shares of AHC).

9.	Commitments and Contingencies:

Royalties – Effective May 2021, the Company signed an amended and restated license agreement for intellectual property with The Royal Institution for the Advancement of Learning/McGill University in Canada covering the Company’s potential products. The Company had previously executed an assignment agreement with McGill University pursuant to which the Company acquired the entire right, title, interest, property and benefit in and for Canada, and all other countries in the world, in and to the inventions held by McGill for the subject matter of Patent Families I and II. The payment obligations below commenced in April 2018 and will terminate on the twentieth anniversary therefrom.

The Company must pay minimum royalties of $5,000 per year beginning on the date of the first commercialization of the first product developed using the patents covered by the license/assignment agreement. If the Company is required to obtain a license from a third party for the commercialization of a product using Family I or II patents the royalty will be reduced by the rate paid for the their-party license up to an amount not exceeding 50% of the royalty paid to McGill. Additionally, for each of the Company’s potential products, it must pay 3% of annual net revenues, with a minimum royalty of CAD $5,000 per year starting on the date of commercialization of the first product developed using the intellectual property covered by the license/assignment agreement (patent Families I & II); or a 12% payment for any licensing revenue in the event the Company licenses its products to a third party.

The Company must pay milestone payments for the androgen replacement treatment as follows:

●	CAD $5,000 on the issuance of the first US patent

●	CAD $25,000 on the filing of an investigational new drug application or regulatory filing

●	CAD $50,000 on the initiation of the first Phase II clinical study

●	CAD $100,000 on the initiation of the first Phase III clinical study

●	CAD $300,000 on receipt of regulatory approval

The Company must also pay milestone payments as follows for an in-vitro test to identify Alzheimer’s disease as follows should it be developed in the future:

●	CAD $5,000 on the issuance of the first US patent

●	CAD $50,000 on the filing of a 510(k) or PMA application

●	CAD $200,000 on receipt of regulatory approval

The Company currently has no plans to perform any research and development related to this Alzheimer’s agreement. In addition, the Company issued 5% of the total number of issued and outstanding shares in the Company’s Series A financing to the same institution, or 1,652,632 shares in March 2016 (247,895 shares of AHC). This agreement, payable in Canadian dollars, exposes the Company to foreign exchange transaction gains and losses. In August 2016, the Company issued an additional 300,000 shares of ABI common stock (45,000 shares of AHC) to McGill in lieu of the pre-existing anti-dilution provision. As of December 31, 2022, none of the milestones have been hit so no additional amounts have been earned or are payable.

F-18

Scientific Advisory Board – Prior to 2021 the Company executed agreements with the members of our Scientific Advisory Board (“SAB”) through which each SAB member (other than Dr. Papadopoulos) will be paid an annual fee of $25,000. These agreements may be renewed annually by mutual consent of the company and the SAB member. The SAB consists of five members as of December 31, 2022. These agreements were renewed for a one-year term on January 1, 2023.

In January 2022, Acesis UK issued a total of 1,200,000 ordinary shares (or 60,000 shares of AHC) to its four non-related SAB members. The fair value of $73,952 is included in research and development expenses in the statement of operations and comprehensive loss.

Total expense for the non-related party SAB members was $173,952 including the shares issued to the SAB members, and $87,500 for the years ended December 31, 2022 and 2021, which are included in research and development expenses in the statement of operations and comprehensive loss.

Sponsored Research Agreement – In June 2022, with modifications in October 2022, the Company signed a Sponsored Research Agreement (“SRA”) agreement with the University of Southern California (“USC”) pursuant to complete the Research Project “Assessment of bioactive peptides on male hypogonadism and associated diseases” at USC. The Company agreed to pay USC (1) an initial payment of $75,000 to be paid in the first quarter of 2023; (2) eight quarterly installments of $88,389 (total of $707,116); and (3) $40,000 upon submission of the final report. The Company the initial payment of $75,000 in 2022 that is included in research and development expenses in the statement of operations and comprehensive loss.

Underwriter – In September 2022, the Company signed an engagement letter with Boustead Securities to complete a pre-IPO financing and a proposed IPO on the Nasdaq (“Transaction”). It is the intent of Boustead to enter into an Underwriting Agreement with the Company as lead underwriter on a firm commitment basis. The Company agreed to pay Boustead (1) a cash Success Fee of 7% of the gross amount to be disbursed to the Company; (2) a non-accountable expense allowance equal to one percent (1%) of the gross amount to be disbursed to the Company; (3) warrants equal to 7% of the gross amount of securities issued by the Company with the strike price as the lower of (i) the fair value of the Company’s stock as of each transaction closing date; (ii) the price per share paid by investors in each respective transaction; (iii) in the event that convertible securities are issued in the Transaction, the conversion price of such securities, or; (iv) in the event that warrants or other rights are issued in the Transaction, the exercise price of such warrants or other rights. The Company also agreed to pay Accountable Expenses estimated as follows (1) Underwriter’s legal counsel fees of $100,000; (2) Due diligence and other expenses which shall not exceed $75,000; (3) Road show, travel, platform onboarding fees and similar expense which shall not exceed $75,000; and (4) Background checks for the Company’s officers, directors, and major shareholders of $8,000.

Feasibility Study – In December 2022, the Company signed an engagement letter with Ardena Sodertalje AB (Ardena) to complete a feasibility study for process development, valuation of chemical routes, and synthesis of laboratory batch of the Company’s lead product candidate (peptide), as well as development of analytical methods for identification and purity. The Company agreed to pay Ardena (1) $96,400 for Task 1 – Process R&D (2) $6,800 for Task 2 – Process development report, and (3) $29,000 for Task 3 – Analytical R&D.

10.	Stock-Based Compensation

Common Stock

In January 2022, Acesis UK issued a total of 1,200,000 ordinary shares (or 60,000 shares of AHC) to its four non-related SAB members. The fair value of approximately $72,369 was expensed to research and development expenses in the statement of operations and comprehensive loss.

For the years ended December 31, 2022 and 2021, there was no stock based compensation for the issuance of warrants.

F-19

As of January 1, 2021, there were 11,740,000 warrants to purchase ABI common stock outstanding at exercise prices from $0.01 per share to $0.75 per share. In April 2021, ABI warrants holders (see Note 3) entered into a Cancellation and Exchange Agreement whereby the ABI warrant holders cancelled their outstanding warrants to purchase a total of 11,740,000 shares of ABI common stock and in exchange received three shares of common stock in the Company, or a total of 35,220,000 shares (or 1,761,000 shares of AHC).

In December 2022, as a part of the Company’s pre-IPO financing (see Note 9), AHC sold 250,000 shares at $1.00 per share and received net cash proceeds of $223,705 after fees and commissions. As a part of this sale, the Company issued a warrant to the broker for 17,500 shares exercisable at $1.00 per share for a period of five years. The exercise price of this warrant is expected to increase to $6.25 per share.

Estimated fair values of warrants granted were determined using the Black-Scholes option pricing model with the following average assumptions:

Risk-free interest rate	4.245%
Expected term	2.5 years
Volatility	166%
Weighted average remaining life	4.99 years
Exercise price	$1.00

Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company’s historical stock warrant exercise experience does not provide a reasonable basis upon which to estimate expected term. As such, the simplified method was used to calculate the expected term.

The Company calculated volatility based on the volatilities of comparable public companies.

The calculated share-based value of $14,370 was recorded as a placement agent warrant cost in the accompanying Statement of Stockholder’s Equity.

A summary of the activity of the warrants for the years ended December 31, 2022 and 2021 is as follows:

	Warrants	Weighted- average exercise price	Weighted- average grant date fair value	Weighted Average remaining life

Outstanding and exercisable at January 1, 2021	11,740,000	$0.33	$0.25	3.9
				-
Granted/Renewed	-	-	-	-
Expired/Cancelled	-	-	-	-
Converted	(11,740,000)	$0.33	$0.25	3.9
				-
Outstanding and exercisable at December 31, 2021	-	-	-	-
Granted	17,500	1.00	0.82	4.99
Expired	-	-	-	-
Outstanding and exercisable at December 31, 2022	17,500	$1.00	$0.82	4.99

F-20

11.	Income Taxes:

The components of net loss before income taxes for the year ended December 31, 2022 and 2021 are as follows:

		Year Ended
	Year Ended December 31,	December 31,
	2022	2021
US	(524,388)	$(9,031,614)
UK	(1,041,803)	(962,285)
Net loss before income taxes	$(1,566,191)	$(9,993,899)

The provision for (benefit from) income taxes for the year ended December 31, 2022 and 2021 are as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2022	2021

Current - UK and US		$-
Deferred - UK and US		-
Federal deferred tax provision/(benefit)	(216,109)	(1,823,575)
State deferred tax provision/(benefit)	(36,584)	(308,705)
UK deferred tax provision/(benefit)	(183,945)	(182,834)
Increase/(decrease) in valuation allowance	436,638	2,315,114
Total provision for income taxes	-	$-

The following table presents a reconciliation of income tax expense (benefit) computed at the UK and US statutory income tax rates to the effective income tax rate as reflected in the consolidated financial statements:

	Year Ended	Year Ended
	December 31,	December 31,
	2022	2021
Federal and UK blended tax benefit at statutory rates	20%	21%
State income taxes, net of federal benefit	1%	3%
Permanent adjustments and other	-1	-1%
Other adjustments	8%	-
Change in valuation allowance	-28%	-23%
Effective income tax rate	-%	-%

F-21

The Company accounts for income taxes in accordance with ASC Topic 740. Deferred income tax assets and liabilities are determined based upon temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The following table presents the principal components of the Company’s deferred tax assets and liabilities as of December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards - US	2,824,024	$2,778,131
Accrued expenses	152,939	-
Capitalized R&D	53,862	-
Net operating loss carryforwards - UK	366,779	182,834
Valuation allowance	(3,397,604)	(2,960,965)
	-	$-

As of December 31, 2022 and 2021, the Company had cumulative tax-effected UK net operating loss carryforwards of $1,930,416 and $962,285 UK losses not surrendered may be carried forward indefinitely, subject to numerous utilization criteria and restrictions and are fully offset by a valuation allowance. As of December 31, 2022 and 2021, the Company also had U.S. federal net operating loss carryforwards of $153,161 and $9,007,034.

Changes in valuation allowance for the year ended December 31, 2022 and 2021 were $436,638 and $2,315,115.

In measuring the Company’s deferred tax assets, the Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for all or some portion of the deferred tax assets. Significant judgment is required in considering the relative impact of the negative and positive evidence, and weight given to each category of evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary, and the more difficult it is to support a conclusion that a valuation allowance is not needed. Additionally, the Company utilizes the "more likely than not" criteria established in FASB ASC Topic 740 to determine whether the future tax benefit from the deferred tax assets should be recognized. As a result, the Company has established valuation allowances on the deferred tax assets in jurisdictions that have incurred net operating losses and in which it is more likely than not that such losses will not be utilized in the foreseeable future.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact the Company’s view with regard to future realization of our deferred tax assets. Management has considered the Company’s history of cumulative net losses in the UK, along with estimated future taxable income and has concluded that it is more likely than not that the Company will not realize the benefits of its UK deferred tax assets and U.S. state research and development tax credits. Accordingly, the Company has maintained a full valuation allowance against these net deferred tax assets as of December 31, 2022 or 2021.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2022 or 2021.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of comprehensive loss, nor did it have any interest or penalties accrued in its balance sheets at December 31, 2022 or 2021 relating to unrecognized tax benefits.

F-22

The Company and its subsidiaries file income tax returns in the UK and the U.S. Generally, the tax years 2017 through 2022 remain open to examination by the major taxing jurisdictions to which the Company is subject. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

12.	Subsequent Events:

In January 2023, the Company renewed the employment agreements with its CEO and COO for an additional two years under the same terms (see Note 4). In January 2023, the Company also renewed the employment agreement with its CFO for an additional one year under the same terms (see Note 4). The Company also renewed it agreements with the SAB under the same terms (see Note 9).

In February 2023, the Company signed an agreement with Freemind Group LLC to provide consulting services in identifying grants and assisting the Company in writing the grants. The Company agreed to pay a monthly retainer of $5,000, plus 5% of any award received with the assistance of Freemind. The Company is obligated to pay 12 months of the retainer but may terminate the agreement by providing 30 days written notice.

In February 2023, the Company repaid its note payable of $100,000.

In March 2023, the Company paid the first $75,000 installment payment to USC for its Sponsored Research Agreement.

Subsequent to December 31, 2022, the Company had several closings as a part of the Company’s pre-IPO financing (see Note 9). AHC has sold an additional 1,010,000 shares of its common stock at $1.00 per share and received net cash proceeds of $923,850 after fees and commissions. As a part of this sale, the Company issued additional warrants to the broker for 70,700 shares exercisable for five years at $1.00 per share. The exercise price of this warrant is expected to increase to $6.25 per share.

Management has determined that there are no further events subsequent to the balance sheet date that should be disclosed in these financial statements.

F-23

PRELIMINARY PROSPECTUS

ACESIS HOLDINGS CORPORATION

[*] Shares of Common Stock

Sole Book-Running Manager

BOUSTEAD SECURITIES, LLC

[*], 2023

Until [*], 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with this offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. or FINRA filing.

Amount
Securities and Exchange Commission registration fee	$	[* ]
FINRA filing fee	$	[* ]
Nasdaq listing fee	$	[* ]
Accountants’ fees and expenses	$	[* ]
Legal fees and expenses	$	[* ]
Transfer agent fees and expenses	$	[* ]
Printing and engraving expenses	$	[* ]
Miscellaneous	$	[* ]
Total expenses	$	[* ]

Item 14. Indemnification of Directors and Officers.

Neither our articles of incorporation nor bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes (“NRS”). NRS Section 78.7502, provides that a corporation may indemnify any director, officer, employee or agent of a corporation against expenses, including fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

II-1

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Our Bylaws provide that we will indemnify our directors and executive officers to the fullest extent not prohibited by the NRS, as amended from time to time, or any other applicable law, provided, however, that the we may modify the extent of such indemnification by individual contracts with our directors and executive officers, and, provided, further, that we shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Act or any other applicable law or (iv) such indemnification is required to be made under the amended Bylaws. We have the power to indemnify our other officers, employees and other agents as set forth in the NRS or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine. To the fullest extent permitted by the NRS, or any other applicable law, upon approval by our Board of Directors, we may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to our amended Bylaws.

If a claim is not paid in full by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the By-laws of the Company has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the NRS for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the NRS, nor an actual determination by the Company (including its Board of Directors, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Indemnification shall include payment by the Company of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our articles of incorporation and bylaws.

We are in the process of obtaining standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriter of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-2

Item 15. Recent Sales of Unregistered Securities.

Since the Company’s incorporation on October 3, 2022, it has granted or issued the following securities of the registrant that were not registered under the Securities Act of 1933, as amended.

(a) Issuance of Capital Stock.

In December 2022 the Company issued an aggregate of 13,462,270 shares of its common stock to the shareholders in exchange for their ordinary shares of Acesis Biomed Limited pursuant to Reorganization Agreement and Plan of Share Exchange dated November 15, 2022.

In a private placement conducted from December 2022 through March 2023, the Company issued in aggregate 1,260,000 shares of its common stock at a price $1.00 per share to 14 accredited investors for gross proceeds of $1,260,0000 less placement agent fees paid to Boustead Securities, LLC as a placement agent.

The issuance of the capital stock in a private placement was deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to accredited investors and did not involve a public offering. The recipients of such securities represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(b) Warrants.

In December 2022, the Company issued a total of 17,500 five-year warrants to Boustead Securities, LLC at an exercise price per share of $1.00. The exercise price of this warrant is expected to increase to $6.25 per share.

In February 2023, the Company issued a total of 47,950 five-year warrants to Boustead Securities, LLC at an exercise price per share of $1.00. The exercise price of this warrant is expected to increase to $6.25 per share.

In March 2023, the Company issued a total of 22,750 five-year warrants to Boustead Securities, LLC at an exercise price per share of $1.00. The exercise price of this warrant is expected to increase to $6.25 per share.

The warrants described above were deemed exempt from registration in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(c) Option Grants.

None.

(d) Issuance of Notes.

In October 2022, ABI issued a promissory note to a company associated with a third-party shareholder in a principal amount of $100,000. Interest accrues on the principal amount at 12.0% per annum. The note becomes due at the earliest of 1) April 26, 2023, or 2) upon receipt of the gross proceeds of $500,000 by ABI or any of its parent companies from a private placement of securities. The Company relied upon Section 4(a)(2) of the Securities Act of 1933 that exempts from registration “transactions by an issuer not involving any public offering.” The Company believes that the issuance of the promissory note did not involve a “public offering” because: (i) the offer was made only to one entity; (ii) the offeree was the associated with a third-party shareholder of the Company; and (iii) the promissory note was not intended for resale.

No underwriter was engaged in connection with the foregoing sales of securities. The Company has reason to believe that all of the foregoing purchasers were familiar with or had access to information concerning the operations and financial conditions of the Company, and all of those individuals or entities purchasing securities represented that they were accredited investors, acquiring the shares for investment and without a view to the distribution thereof. At the time of issuance, all of the foregoing securities were deemed to be restricted securities for purposes of the Securities Act and the certificates representing such securities bore legends to that effect.

II-3

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

EXHIBIT INDEX [TO BE UPDATED]

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
2.1*	Form of Reorganization Agreement and Plan of Share Exchange dated November 15, 2022 by and among the Registrant, Acesis Biomed Limited and its shareholders.
3.1	Articles of Incorporation of the Registrant filed on October 3, 2022.
3.2	Amended and Restated Articles of Incorporation of the Registrant filed on November 22, 2022.
3.3	Bylaws of the Registrant
4.1*	Form of Underwriter’s Warrant.
5.1*	Opinion of Counsel to the Registrant.
10.1*#	Employment Agreement between the Registrant, Acesis Biomed Ltd., Acesis Biomed US, Inc. and Konstantinos Karatzas dated January 1, 2023
10.2*#	Executive Employment and Non-Compete Agreement between the Registrant, Acesis Biomed Ltd., Acesis Biomed US, Inc. and Duane C. Knight, Jr. dated January 1, 2023
10.3*	Executive Employment and Non-Compete Agreement between the Registrant, Acesis Biomed Ltd., Acesis Biomed US, Inc., and Thomas B. Olson dated January 1, 2023
10.4*	Sponsored Research Agreement between Access Biomed Plc and University of Southern California dated June 28, 2022
10.5*	Standard License Agreement by and between the Royal Institution for the Advancement of Learning/McGill University and IASO Biomed, Inc. dated January 6, 2016
10.6*	First Amendment dated August 23, 2016 to the License Agreement by and between the Royal Institution for the Advancement of Learning/McGill University and IASO Biomed, Inc. dated January 6, 2016
10.7*	Amended and Restated Technology Assignment Agreement by and between the Royal Institution for the Advancement of Learning/McGill University and IASO Biomed, Inc. dated May 13, 2021
10.8*#	[2023 Equity Incentive Plan]
10.9*	[Form of Stock Option Agreement]
10.10*	[Form of Restricted Stock Award Agreement]
10.11*	Form of Private Placement Subscription Agreement
10.12*	Form of Placement Agent Warrant
10.13*	Promissory note issued by Acesis Biomed US, Inc. to Squirrel Investments LLC dated October 26, 2022
10.14*#	Scientific Advisory Board Agreement between Acesis Biomed US, Inc. and Dr. Lewis Blumenthal dated January 1, 2023
10.15*#	Scientific Advisory Board Agreement between Acesis Biomed US, Inc. and Dr. Ravi Kacker dated January 1, 2023
10.16*#	Scientific Advisory Board Agreement between Acesis Biomed US, Inc. and Peter Yiwen Liu, MD dated January 1, 2023
10.17*#	Scientific Advisory Board Agreement between Acesis Biomed US, Inc. and Dr. Vassilios Papandopoulos dated January 1, 2023
10.18*#	Scientific Advisory Board Agreement between Acesis Biomed US, Inc. and Dr. Barry Zirkin dated January 1, 2023
10.19*	Consultancy Agreement by and among Freemind Group LLC, Acesis Holdings Corporation, Acesis BioMed Ltd., and Acesis Biomed US, Inc. dated February 22, 2023
10.20*	Amendment No. 1 to the Placement Agent Warrant dated [*], 2023
14.1*	Code of Business Conduct and Ethics
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of TAAD LLP, dated [*], 2023
23.2*	Consent of Carmel, Milazzo and Feil LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page of this registration statement)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
99.4*	Consent of Julie Patricia Pomeroy (director nominee)
99.5*	Consent of [*] (director nominee)
99.6*	Consent of [*] (director nominee)
107*	Filing Fees

* To be submitted by amendment.

# Management contracts or compensatory plans, contracts, or arrangements.

(b) Financial Statement Schedules: All schedules are omitted because the required information is inapplicable, or the information is presented in the financial statements and the related notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

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(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Lone Tree, State of Colorado, on May 12, 2023.

ACESIS HOLDINGS CORPORATION

By:
Konstantinos Karatzas
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Konstantinos Karatzas, as such person’s true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or such person’s substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer, Director	May 12, 2023
Konstantinos Karatzas	(Principal Executive Officer and Principal Financial and Accounting Officer)

	Chief Financial Officer (Principal Financial and Accounting Officer)	May 12, 2023
Duane Charles Knight, Jr.

	Director	May 12, 2023
Vassilios Papadopoulos

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